FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Yes  ☐              No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Key consolidated data for 2011.

Key consolidated data

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%	2009
Balance sheet (million euros)
Total assets	1,251,525	1,217,501	34,024	2.8	1,110,529
Net customer loans	750,100	724,154	25,946	3.6	682,551
Customer deposits	632,533	616,376	16,158	2.6	506,976
Customer funds under management	984,353	985,269	(916)	(0.1)	900,057
Shareholders’ equity (1)	80,629	75,273	5,356	7.1	70,006
Total managed funds	1,382,980	1,362,289	20,691	1.5	1,245,420

Income statement (million euros)
Net interest income	30,821	29,224	1,597	5.5	26,299
Gross income	44,262	42,049	2,213	5.3	39,381
Net operating income	24,373	23,853	519	2.2	22,960
Profit from continuing operations	7,881	9,129	(1,248)	(13.7)	9,427
Attributable profit to the Group	5,351	8,181	(2,830)	(34.6)	8,943

EPS, profitability and efficiency (%)
EPS (euro)	0.6018	0.9418	(0.3400)	(36.1)	1.0454
Diluted EPS (euro)	0.5974	0.9356	(0.3382)	(36.1)	1.0382
ROE	7.14	11.80			13.90
ROTE	10.81	18.11			21.05
ROA	0.50	0.76			0.86
RoRWA	1.07	1.55			1.74
Efficiency ratio (with amortisations)	44.9	43.3			41.7

BIS II ratios and NPL ratios (%)
Core capital	10.02	8.80			8.61
Tier I	11.01	10.02			10.08
BIS II ratio	13.56	13.11			14.19
NPL ratio	3.89	3.55			3.24
NPL coverage	61	73			75

Market capitalisation and shares
Shares (2) (millions at period-end)	8,909	8,329	580	7.0	8,229
Share price (euros)	5.870	7.928	(2.058)	(26.0)	11.550
Market capitalisation (million euros)	50,290	66,033	(15,744)	(23.8)	95,043
Book value (1) (euro)	8.62	8.58			8.04
Price / Book value (X)	0.68	0.92			1.44
P/E ratio (X)	9.75	8.42			11.05

Other data
Number of shareholders	3,293,537	3,202,324	91,213	2.8	3,062,633
Number of employees	193,349	178,869	14,480	8.1	169,460
Continental Europe	63,866	54,518	9,348	17.1	49,870
o/w: Spain	33,151	33,694	(543)	(1.6)	33,262
United Kingdom	26,295	23,649	2,646	11.2	22,949
Latin America	91,887	89,526	2,361	2.6	85,974
Sovereign	8,968	8,647	321	3.7	8,847
Corporate Activities	2,333	2,529	(196)	(7.8)	1,820
Number of branches	14,756	14,082	674	4.8	13,660
Continental Europe	6,608	6,063	545	9.0	5,871
o/w: Spain	4,781	4,848	(67)	(1.4)	4,865
United Kingdom	1,379	1,416	(37)	(2.6)	1,322
Latin America	6,046	5,882	164	2.8	5,745
Sovereign	723	721	2	0.3	722

Note:	The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on January, 23 2012, following a favourable report from the Audit and Compliance Committee on January, 18 2012. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

(1)	In 2011, estimated data of May 2012 scrip dividend

(2)	In 2011, includes shares issued to cover the exchange of preferred shares of December 2011

Income statement

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%	2009

Net interest income	30,821	29,224	1,597	5.5	26,299

Dividends	394	362	32	8.9	436
Income from equity-accounted method	57	17	40	235.1	(1)
Net fees	10,471	9,734	737	7.6	9,080
Gains (losses) on financial transactions	2,500	2,606	(106)	(4.1)	3,423
Other operating income/expenses	18	106	(88)	(82.8)	144

Gross income	44,262	42,049	2,213	5.3	39,381

Operating expenses	(19,889)	(18,196)	(1,694)	9.3	(16,421)
General administrative expenses	(17,781)	(16,256)	(1,525)	9.4	(14,825)
Personnel	(10,326)	(9,330)	(996)	10.7	(8,450)
Other general administrative expenses	(7,455)	(6,926)	(528)	7.6	(6,374)
Depreciation and amortisation	(2,109)	(1,940)	(169)	8.7	(1,596)

Net operating income	24,373	23,853	519	2.2	22,960

Net loan-loss provisions	(10,562)	(10,258)	(304)	3.0	(9,484)
Impairment losses on other assets	(173)	(471)	298	(63.4)	(402)
Other income	(2,822)	(1,072)	(1,749)	163.1	(1,311)

Profit before taxes (w/o capital gains)	10,817	12,052	(1,235)	(10.2)	11,764

Tax on profit	(2,936)	(2,923)	(12)	0.4	(2,336)

Profit from continuing operations (w/o capital gains)	7,881	9,129	(1,248)	(13.7)	9,427

Net profit from discontinued operations	(24)	(27)	3	(9.3)	31

Consolidated profit (w/o capital gains)	7,857	9,102	(1,245)	(13.7)	9,458

Minority interests	836	921	(85)	(9.2)	516

Attributable profit to the Group (w/o capital gains)	7,021	8,181	(1,160)	(14.2)	8,943

Net extraordinary capital gains and provisions (1)	(1,670)	—	(1,670)	—	—

Attributable profit to the Group	5,351	8,181	(2,830)	(34.6)	8,943

EPS (euros)	0.6018	0.9418	(0.3400)	(36.1053)	1.0454

Diluted EPS (euros)	0.5974	0.9356	(0.3382)	(36.1463)	1.0382

Pro memoria:
Average total assets	1,228,382	1,190,361	38,021	3.2	1,099,018
Average shareholders’ equity	74,901	69,334	5,567	8.0	64,335

(1).-	In 2009 extraordinary capital gains and extraordinary provisions for the same amount are included, and thus the net amount is zero.

Quarterly

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11

Net interest income	7,122	7,378	7,396	7,329	7,514	7,638	7,700	7,969

Dividends	47	144	60	111	40	193	60	101
Income from equity-accounted method	3	5	5	4	5	5	6	40
Net fees	2,326	2,483	2,481	2,445	2,595	2,729	2,694	2,454
Gains (losses) on financial transactions	724	567	599	715	657	722	639	482
Other operating income/expenses	38	38	22	9	41	(2)	18	(38)

Gross income	10,260	10,614	10,563	10,613	10,852	11,285	11,117	11,008

Operating expenses	(4,263)	(4,548)	(4,687)	(4,698)	(4,824)	(4,908)	(4,994)	(5,164)
General administrative expenses	(3,812)	(4,070)	(4,206)	(4,168)	(4,314)	(4,380)	(4,456)	(4,631)
Personnel	(2,182)	(2,317)	(2,408)	(2,421)	(2,521)	(2,550)	(2,611)	(2,644)
Other general administrative expenses	(1,629)	(1,753)	(1,798)	(1,746)	(1,792)	(1,830)	(1,845)	(1,987)
Depreciation and amortisation	(451)	(478)	(481)	(531)	(510)	(528)	(538)	(534)

Net operating income	5,997	6,066	5,876	5,915	6,029	6,377	6,123	5,843

Net loan-loss provisions	(2,436)	(2,483)	(2,935)	(2,404)	(2,188)	(2,684)	(2,906)	(2,785)
Impairment losses on other assets	(57)	(63)	(41)	(310)	(48)	(52)	(84)	11
Other income	(331)	(362)	(364)	(16)	(550)	(1,379)	(361)	(531)

Profit before taxes (w/o capital gains)	3,173	3,158	2,535	3,186	3,243	2,262	2,773	2,538

Tax on profit	(734)	(680)	(634)	(874)	(888)	(636)	(778)	(634)

Profit from continuing operations (w/o capital gains)	2,439	2,477	1,901	2,311	2,355	1,627	1,995	1,904

Net profit from discontinued operations	(12)	(1)	(4)	(10)	(6)	(0)	(15)	(3)

Consolidated profit (w/o capital gains)	2,427	2,476	1,897	2,301	2,349	1,626	1,980	1,901

Minority interests	212	246	262	201	241	234	177	184

Attributable profit to the Group (w/o capital gains)	2,215	2,230	1,635	2,101	2,108	1,393	1,803	1,717

Net extraordinary capital gains and provisions	—	—	—	—	—	—	—	(1,670)

Attributable profit to the Group	2,215	2,230	1,635	2,101	2,108	1,393	1,803	47

EPS (euros)	0.2553	0.2574	0.1884	0.2408	0.2382	0.1569	0.2030	0.0037

Diluted EPS (euros)	0.2537	0.2558	0.1854	0.2406	0.2364	0.1558	0.2007	0.0045

Exchange rates: 1 euro / currency parity

	September 30,	September 30,	September 30,	September 30,
	Average (income statement)		Period-end (balance sheet)
	2011	2010	31.12.11	31.12.10

US$	1.3903	1.3228	1.2939	1.3362
Pound sterling	0.8675	0.8570	0.8353	0.8608
Brazilian real	2.3244	2.3262	2.4159	2.2177
New Mexican peso	17.2523	16.6997	18.0512	16.5475
Chilean peso	672.0923	673.9214	671.3400	625.2748
Argentine peso	5.7445	5.1737	5.5686	5.3074
Polish zloty	4.1105	3.9931	4.4580	3.9750

Net fees

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%	2009

Fees from services	6,171	5,632	538	9.6	5,267
Mutual & pension funds	1,236	1,267	(31)	(2.4)	1,178
Securities and custody	668	784	(117)	(14.9)	774
Insurance	2,397	2,051	346	16.9	1,861

Net fee income	10,471	9,734	737	7.6	9,080

Operating expenses

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%	2009

Personnel expenses	10,326	9,330	996	10.7	8,450
General expenses	7,455	6,926	528	7.6	6,374
Information technology	875	798	77	9.7	786
Communications	659	670	(12)	(1.7)	632
Advertising	695	634	62	9.7	594
Buildings and premises	1,667	1,553	114	7.4	1,405
Printed and office material	178	178	(0)	(0.2)	209
Taxes (other than profit tax)	401	376	25	6.5	313
Other expenses	2,980	2,718	263	9.7	2,436

Personnel and general expenses	17,781	16,256	1,525	9.4	14,825

Depreciation and amortisation	2,109	1,940	169	8.7	1,596

Total operating expenses	19,889	18,196	1,694	9.3	16,421

Net loan-loss provisions

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%	2009

Non performing loans	12,368	11,457	911	7.9	10,516
Country-risk	(7)	2	(9)	—	(117)
Recovery of written-off assets	(1,800)	(1,201)	(598)	49.8	(915)

Total	10,562	10,258	304	3.0	9,484

Balance sheet

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	%	31.12.09
Assets
Cash on hand and deposits at central banks	96,524	77,785	18,739	24.1	34,889
Trading portfolio	172,637	156,762	15,875	10.1	135,054
Debt securities	52,704	57,871	(5,168)	(8.9)	49,921
Customer loans	8,056	755	7,301	966.7	10,076
Equities	4,744	8,850	(4,107)	(46.4)	9,248
Trading derivatives	102,498	73,069	29,429	40.3	59,856
Deposits from credit institutions	4,636	16,216	(11,581)	(71.4)	5,953
Other financial assets at fair value	19,563	39,480	(19,917)	(50.4)	37,814
Customer loans	11,748	7,777	3,971	51.1	8,329
Other (deposits at credit institutions, debt securities and equities)	7,815	31,703	(23,888)	(75.4)	29,485
Available-for-sale financial assets	86,612	86,235	378	0.4	86,621
Debt securities	81,589	79,689	1,900	2.4	79,289
Equities	5,024	6,546	(1,522)	(23.3)	7,331
Loans	779,525	768,858	10,667	1.4	736,746
Deposits at credit institutions	42,389	44,808	(2,419)	(5.4)	57,641
Customer loans	730,296	715,621	14,675	2.1	664,146
Debt securities	6,840	8,429	(1,589)	(18.9)	14,959
Investments	4,154	273	3,881	—	164
Intangible assets and property and equipment	16,840	14,584	2,257	15.5	11,774
Goodwill	25,089	24,622	466	1.9	22,865
Other	50,580	48,901	1,679	3.4	44,602

Total assets	1,251,525	1,217,501	34,024	2.8	1,110,529

Liabilities and shareholders’ equity
Trading portfolio	146,949	136,772	10,177	7.4	115,516
Customer deposits	16,574	7,849	8,725	111.2	4,658
Marketable debt securities	77	365	(288)	(78.8)	586
Trading derivatives	103,083	75,279	27,804	36.9	58,713
Other	27,214	53,279	(26,064)	(48.9)	51,559
Other financial liabilities at fair value	44,908	51,020	(6,111)	(12.0)	42,371
Customer deposits	26,982	27,142	(160)	(0.6)	14,636
Marketable debt securities	8,185	4,278	3,907	91.3	4,887
Due to central banks and credit institutions	9,741	19,600	(9,859)	(50.3)	22,848
Financial liabilities at amortized cost	935,669	898,969	36,700	4.1	823,403
Due to central banks and credit institutions	116,368	79,537	36,832	46.3	73,126
Customer deposits	588,977	581,385	7,593	1.3	487,681
Marketable debt securities	189,110	188,229	880	0.5	206,490
Subordinated debt	22,992	30,475	(7,482)	(24.6)	36,805
Other financial liabilities	18,221	19,343	(1,122)	(5.8)	19,300
Insurance liabilities	517	10,449	(9,932)	(95.1)	16,916
Provisions	15,571	15,660	(89)	(0.6)	17,533
Other liability accounts	25,052	23,717	1,335	5.6	20,919

Total liabilities	1,168,666	1,136,586	32,080	2.8	1,036,659

Shareholders’ equity	80,895	77,334	3,562	4.6	71,832
Capital stock	4,455	4,165	290	7.0	4,114
Reserves	72,660	66,258	6,402	9.7	61,071
Attributable profit to the Group	5,351	8,181	(2,830)	(34.6)	8,943
Less: dividends	(1,570)	(1,270)	(300)	23.6	(2,297)
Equity adjustments by valuation	(4,482)	(2,315)	(2,166)	93.6	(3,165)
Minority interests	6,445	5,896	549	9.3	5,204

Total equity	82,859	80,914	1,944	2.4	73,871

Total liabilities and equity	1,251,525	1,217,501	34,024	2.8	1,110,529

Balance sheet

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Assets
Cash on hand and deposits at central banks	48,394	61,056	69,183	77,785	86,006	90,003	84,050	96,524
Trading portfolio	146,999	162,540	180,566	156,762	148,138	164,301	191,440	172,637
Debt securities	58,256	65,521	58,085	57,871	55,426	69,164	60,033	52,704
Customer loans	1,946	1,061	612	755	2,080	694	1,973	8,056
Equities	8,761	6,707	7,746	8,850	8,146	8,316	6,432	4,744
Trading derivatives	71,637	85,357	93,855	73,069	62,509	68,494	102,217	102,498
Deposits from credit institutions	6,399	3,895	20,267	16,216	19,976	17,633	20,785	4,636
Other financial assets at fair value	34,311	34,029	41,611	39,480	41,907	30,986	27,875	19,563
Customer loans	8,369	12,201	9,446	7,777	6,892	8,574	11,039	11,748
Other (deposits at credit institutions, debt securities and equities)	25,942	21,827	32,166	31,703	35,014	22,412	16,836	7,815
Available-for-sale financial assets	87,587	85,908	83,191	86,235	85,125	90,476	79,410	86,612
Debt securities	80,189	78,360	76,477	79,689	78,741	84,137	73,875	81,589
Equities	7,398	7,547	6,714	6,546	6,384	6,339	5,535	5,024
Loans	742,569	787,512	773,021	768,858	760,084	764,588	772,144	779,525
Deposits at credit institutions	55,809	61,514	58,045	44,808	47,414	42,593	43,778	42,389
Customer loans	672,834	714,619	705,584	715,621	704,898	714,701	721,291	730,296
Debt securities	13,926	11,378	9,392	8,429	7,772	7,294	7,075	6,840
Investments	167	200	283	273	275	293	1,212	4,154
Intangible assets and property and equipment	12,000	12,837	12,969	14,584	17,041	17,566	17,102	16,840
Goodwill	23,602	25,345	23,928	24,622	23,856	26,527	25,914	25,089
Other	46,732	50,597	50,959	48,901	46,132	47,168	51,330	50,580

Total assets	1,142,360	1,220,024	1,235,712	1,217,501	1,208,563	1,231,908	1,250,476	1,251,525

Liabilities and shareholders’ equity
Trading portfolio	117,807	139,091	157,895	136,772	130,191	131,909	168,751	146,949
Customer deposits	4,116	4,081	5,567	7,849	7,838	13,133	15,368	16,574
Marketable debt securities	460	512	380	365	1,207	2,214	1,507	77
Trading derivatives	68,427	82,940	94,292	75,279	63,746	68,663	101,557	103,083
Other	44,804	51,557	57,656	53,279	57,400	47,900	50,318	27,214
Other financial liabilities at fair value	43,244	37,922	48,942	51,020	52,786	72,638	66,940	44,908
Customer deposits	17,316	23,691	29,074	27,142	30,836	39,115	43,415	26,982
Marketable debt securities	6,246	6,767	7,918	4,278	5,203	8,954	8,432	8,185
Deposits at credit institutions	19,682	7,464	11,951	19,600	16,747	24,570	15,093	9,741
Financial liabilities at amortized cost	850,157	911,636	902,505	898,969	898,476	898,769	887,244	935,669
Due to central banks and credit institutions	73,841	80,124	82,468	79,537	80,790	87,681	93,435	116,368
Customer deposits	515,596	567,527	566,653	581,385	582,100	572,166	561,128	588,977
Marketable debt securities	204,019	205,144	200,138	188,229	187,861	191,314	187,750	189,110
Subordinated debt	34,740	35,497	32,287	30,475	26,431	25,841	25,848	22,992
Other financial liabilities	21,961	23,343	20,959	19,343	21,293	21,767	19,082	18,221
Insurance liabilities	13,905	10,002	6,527	10,449	10,453	10,775	9,894	517
Provisions	17,906	16,942	16,756	15,660	15,142	16,040	15,198	15,571
Other liability accounts	23,709	26,014	26,827	23,717	21,762	22,113	24,160	25,052

Total liabilities	1,066,728	1,141,606	1,159,453	1,136,586	1,128,810	1,152,245	1,172,187	1,168,666

Shareholders’ equity	71,977	73,034	73,753	77,334	77,590	77,697	79,144	80,895
Capital stock	4,114	4,114	4,114	4,165	4,220	4,220	4,220	4,455
Reserves	69,769	65,587	64,672	66,258	74,592	71,117	70,762	72,660
Attributable profit to the Group	2,215	4,445	6,080	8,181	2,108	3,501	5,303	5,351
Less: dividends	(4,122)	(1,113)	(1,113)	(1,270)	(3,330)	(1,141)	(1,141)	(1,570)
Equity adjustments by valuation	(1,992)	(749)	(2,866)	(2,315)	(3,813)	(4,165)	(6,519)	(4,482)
Minority interests	5,647	6,133	5,372	5,896	5,976	6,131	5,664	6,445

Total equity	75,632	78,418	76,259	80,914	79,753	79,663	78,289	82,859

Total liabilities and equity	1,142,360	1,220,024	1,235,712	1,217,501	1,208,563	1,231,908	1,250,476	1,251,525

Customer loans

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	%	31.12.09

Public sector	12,147	12,137	10	0.1	9,803
Other residents	202,411	217,497	(15,086)	(6.9)	222,355
Commercial bills	9,679	11,146	(1,466)	(13.2)	11,134
Secured loans	117,946	127,472	(9,526)	(7.5)	125,397
Other loans	74,785	78,879	(4,094)	(5.2)	85,824
Non-resident sector	554,478	514,217	40,262	7.8	468,267
Secured loans	342,676	311,048	31,627	10.2	286,381
Other loans	211,802	203,168	8,634	4.2	181,886

Gross customer loans	769,036	743,851	25,185	3.4	700,424

Loan-loss allowances	18,936	19,697	(761)	(3.9)	17,873

Net customer loans	750,100	724,154	25,946	3.6	682,551

Pro memoria: Doubtful loans	31,287	27,908	3,379	12.1	24,027
Public sector	102	42	60	142.0	18
Other residents	14,745	12,106	2,639	21.8	9,898
Non-resident sector	16,439	15,759	680	4.3	14,111

Customer loans

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11

Public sector	10,372	11,863	12,054	12,137	12,340	12,565	12,340	12,147
Other residents	220,327	224,195	217,421	217,497	210,430	208,493	205,225	202,411
Commercial bills	9,918	10,193	10,203	11,146	9,320	8,944	9,075	9,679
Secured loans	127,747	129,348	128,360	127,472	124,610	122,884	121,016	117,946
Other loans	82,663	84,654	78,858	78,879	76,500	76,665	75,135	74,785
Non-resident sector	470,620	510,688	505,753	514,217	510,246	522,815	536,267	554,478
Secured loans	292,133	319,425	307,683	311,048	309,769	315,370	326,079	342,676
Other loans	178,487	191,263	198,070	203,168	200,476	207,445	210,187	211,802

Gross customer loans	701,319	746,746	735,227	743,851	733,016	743,874	753,832	769,036

Loan-loss allowances	18,170	18,864	19,586	19,697	19,145	19,904	19,529	18,936

Net customer loans	683,149	727,882	715,642	724,154	713,871	723,969	734,302	750,100

Pro memoria: Doubtful loans	25,059	26,745	26,659	27,908	27,871	29,597	30,124	31,287
Public sector	21	42	33	42	44	85	88	102
Other residents	10,367	10,833	11,232	12,106	12,539	12,946	13,708	14,745
Non-resident sector	14,671	15,871	15,394	15,759	15,287	16,566	16,328	16,439

Credit risk management *

Million euros

	xxxxxx	xxxxxx	xxxxxx		xxxxxx	xxxxxx
			Variation
	31.12.11	31.12.10	Amount		%	31.12.09

Non-performing loans	32,036	28,522	3,514		12.3	24,554
NPL ratio (%)	3.89	3.55	0.34	p.		3.24
Loan-loss allowances	19,661	20,748	(1,087)		(5.2)	18,497
Specific	15,474	14,901	572		3.8	11,770
Generic	4,187	5,846	(1,659)		(28.4)	6,727
NPL coverage (%)	61	73	(11	p.)		75
Credit cost (%) **	1.41	1.56	(0.15	p.)		1.57

Ordinary non-performing and doubtful loans ***	18,318	18,061	257		1.4	17,641
NPL ratio (%) ***	2.26	2.28	(0.02	p.)		2.35
NPL coverage (%) ***	107	115	(8	p.)		105

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11

Non-performing loans	25,512	27,325	27,195	28,522	28,494	30,186	30,910	32,036
NPL ratio (%)	3.34	3.37	3.42	3.55	3.61	3.78	3.86	3.89
Loan-loss allowances	18,898	19,911	20,490	20,748	20,124	20,800	20,403	19,661
Specific	12,219	13,232	14,008	14,901	14,992	15,512	15,300	15,474
Generic	6,679	6,679	6,482	5,846	5,132	5,288	5,103	4,187
NPL coverage (%)	74	73	75	73	71	69	66	61
Credit cost (%) **	1.58	1.60	1.65	1.56	1.51	1.48	1.44	1.41

* Excluding country-risk

** Net specific allowance / computable assets

Non-performing loans by quarter Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11

Balance at beginning of period	24,554	25,512	27,325	27,195	28,522	28,494	30,186	30,910
Net additions	3,423	3,389	2,895	3,771	3,112	4,015	4,206	4,048
Increase in scope of consolidation	—	—	254	3	186	739	(0)	—
Exchange differences	420	1,307	(1,060)	480	(558)	(31)	(444)	671
Write-offs	(2,885)	(2,884)	(2,219)	(2,926)	(2,767)	(3,031)	(3,037)	(3,594)

Balance at period-end	25,512	27,325	27,195	28,522	28,494	30,186	30,910	32,036

Customer funds under management

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	%	31.12.09

Public sector	6,528	9,655	(3,127)	(32.4)	13,293
Other residents	165,095	161,096	3,999	2.5	126,189
Demand deposits	68,389	67,077	1,312	2.0	61,000
Time deposits	61,185	81,145	(19,960)	(24.6)	49,177
REPOs	35,520	12,873	22,647	175.9	16,012
Non-resident sector	460,911	445,625	15,286	3.4	367,495
Demand deposits	220,299	210,490	9,808	4.7	195,823
Time deposits	197,249	197,590	(341)	(0.2)	148,485
REPOs	33,275	30,623	2,652	8.7	18,403
Public Sector	10,089	6,922	3,167	45.7	4,784

Customer deposits	632,533	616,376	16,158	2.6	506,976

Debt securities	197,372	192,872	4,499	2.3	211,963
Subordinated debt	22,992	30,475	(7,482)	(24.6)	36,805

On-balance-sheet customer funds	852,898	839,723	13,175	1.6	755,744

Mutual funds	102,611	113,510	(10,898)	(9.6)	105,216
Pension funds	9,645	10,965	(1,320)	(12.0)	11,310
Managed portfolios	19,199	20,314	(1,115)	(5.5)	18,364
Savings-insurance policies	—	758	(758)	(100.0)	9,422

Other customer funds under management	131,456	145,547	(14,091)	(9.7)	144,313

Customer funds under management	984,353	985,269	(916)	(0.1)	900,057

Mutual funds

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	%	31.12.09

Spain	27,425	34,310	(6,885)	(20.1)	40,616
Portugal	1,866	3,209	(1,343)	(41.8)	3,982
Poland	1,747		1,747
United Kingdom	15,744	14,369	1,375	9.6	10,937
Latin America	55,829	61,621	(5,792)	(9.4)	49,681

Total	102,611	113,510	(10,898)	(9.6)	105,216

Pension funds

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	%	31.12.09

Spain	8,884	9,650	(765)	(7.9)	9,912
Portugal	760	1,315	(555)	(42.2)	1,398

Total	9,645	10,965	(1,320)	(12.0)	11,310

Customer funds under management

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11

Public sector	16,438	10,988	11,935	9,655	8,640	6,558	6,994	6,528
Other residents	130,262	158,277	157,895	161,096	163,246	159,076	161,571	165,095
Demand deposits	62,678	67,025	66,505	67,077	71,018	69,482	67,523	68,389
Time deposits	53,398	77,141	81,300	81,145	78,500	68,378	64,875	61,185
REPOs	14,185	14,111	10,090	12,873	13,729	21,216	29,172	35,520
Non-resident sector	390,329	426,034	431,463	445,625	448,888	458,780	451,346	460,911
Demand deposits	202,484	216,787	206,923	210,490	211,861	215,828	215,260	220,299
Time deposits	162,273	173,737	190,920	197,590	197,313	200,843	194,539	197,249
REPOs	21,738	27,734	27,303	30,623	31,401	33,085	32,034	33,275
Public Sector	3,833	7,776	6,317	6,922	8,312	9,024	9,514	10,089

Customer deposits	537,028	595,300	601,293	616,376	620,774	624,414	619,911	632,533

Debt securities	210,725	212,424	208,435	192,872	194,271	202,482	197,689	197,372
Subordinated debt	34,740	35,497	32,287	30,475	26,431	25,841	25,848	22,992

On-balance-sheet customer funds	782,493	843,220	842,016	839,723	841,476	852,737	843,448	852,898

Mutual funds	110,797	113,668	107,833	113,510	112,817	112,371	103,755	102,611
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744	9,893	9,645
Managed portfolios	19,693	21,539	20,726	20,314	18,626	19,005	18,796	19,199
Savings-insurance policies	7,501	4,685	2,755	758	833	884	707	—

Other customer funds under management	149,206	150,554	142,179	145,547	143,192	143,004	133,150	131,456

Customer funds under management	931,699	993,774	984,195	985,269	984,668	995,741	976,598	984,353

Mutual funds

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11

Spain	40,271	38,395	38,257	34,310	31,974	30,209	28,331	27,425
Portugal	4,158	3,524	3,496	3,209	3,051	2,755	2,159	1,866
Poland						2,443	1,888	1,747
United Kingdom	11,923	13,203	13,704	14,369	14,204	14,532	14,686	15,744
Latin America	54,446	58,546	52,377	61,621	63,588	62,433	56,691	55,829

Total	110,797	113,668	107,833	113,510	112,817	112,371	103,755	102,611

Pension funds Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11

Spain	9,826	9,425	9,551	9,650	9,602	9,477	8,910	8,884
Portugal	1,389	1,237	1,314	1,315	1,314	1,266	983	760

Total	11,215	10,662	10,865	10,965	10,916	10,744	9,893	9,645

Total equity and capital with the nature of financial liabilities

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	%	31.12.09

Capital stock	4,455	4,165	290	7.0	4,114
Additional paid-in surplus	31,223	29,457	1,765	6.0	29,305
Reserves	41,688	36,993	4,695	12.7	31,796
Treasury stock	(251)	(192)	(58)	30.3	(30)

Shareholders’ equity (before profit and dividends)	77,115	70,423	6,692	9.5	65,186

Attributable profit	5,351	8,181	(2,830)	(34.6)	8,943
Interim dividend distributed	(1,429)	(1,270)	(159)	12.5	(1,285)
Interim dividend not distributed (1)	(408)	(2,060)	1,652	(80.2)	(2,837)

Shareholders’ equity (after retained profit)	80,629	75,273	5,356	7.1	70,006

Valuation adjustments	(4,482)	(2,315)	(2,166)	93.6	(3,165)
Minority interests	6,445	5,896	549	9.3	5,204

Total equity (after retained profit)	82,592	78,854	3,738	4.7	72,045

Preferred shares and securities in subordinated debt	5,896	7,352	(1,456)	(19.8)	7,745

Total equity and capital with the nature of financial liabilities	88,488	86,207	2,282	2.6	79,791

(1)	In 2011, estimated data of May 2012 scrip dividend

Computable capital and BIS II ratio

Million euros

	September 30,	September 30,	September 30,		September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount		%	31.12.09

Core capital	56,694	53,205	3,489		6.6	48,366
Basic capital	62,294	60,617	1,677		2.8	56,615
Supplementary capital	15,568	20,670	(5,102)		(24.7)	24,309
Deductions	(1,090)	(2,011)	921		(45.8)	(1,221)

Computable capital	76,772	79,276	(2,504)		(3.2)	79,704

Risk-weighted assets	565,958	604,885	(38,927)		(6.4)	561,684

BIS II ratio	13.6	13.1	0.5	p.		14.2

Tier I (before deductions)	11.0	10.0	1.0	p.		10.1

Core capital	10.0	8.8	1.2	p.		8.6

Shareholders’ equity surplus (BIS II ratio)	31,495	30,885	610		2.0	34,769

Key data by principal segments

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Net operating income				Attributable profit to the Group
			Variation				Variation
	2011	2010	Amount	%	2011	2010	Amount	%
Income statement (million euros)
Continental Europe	8,735	8,875	(141)	(1.6)	2,849	3,355	(506)	(15.1)

o/w: Santander Branch Network	2,353	2,227	126	5.7	660	847	(187)	(22.1)
Banesto	1,112	1,376	(264)	(19.2)	130	419	(289)	(68.9)
Santander Consumer Finance	3,604	3,361	243	7.2	1,228	811	418	51.5
Portugal	443	650	(207)	(31.9)	174	456	(282)	(61.8)
Retail Poland (BZ WBK)	366		366		232		232

United Kingdom	3,123	3,735	(612)	(16.4)	1,145	1,965	(820)	(41.7)

Latin America	13,533	12,705	828	6.5	4,664	4,728	(64)	(1.4)

o/w: Brazil	9,963	9,007	956	10.6	2,610	2,814	(204)	(7.2)
Mexico	1,387	1,434	(47)	(3.3)	936	664	272	40.9
Chile	1,264	1,296	(32)	(2.5)	611	671	(61)	(9.0)

Sovereign	1,212	1,169	43	3.7	526	424	102	24.0

Operating areas	26,603	26,485	118	0.4	9,184	10,472	(1,289)	(12.3)

Corporate Activities*	(2,230)	(2,632)	401	(15.2)	(2,163)	(2,291)	128	(5.6)

Total Group*	24,373	23,853	519	2.2	7,021	8,181	(1,160)	(14.2)

Net extraordinary capital gains and provisions					(1,670)	—	(1,670)	—

Total Group					5,351	8,181	(2,830)	(34.6)

(*).- Excluding net extraordinary capital gains and provisions

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	2011	2010	2011	2010	31.12.11	31.12.10	31.12.11	31.12.10
Ratios (%)
Continental Europe	43.1	40.0	9.34	12.45	5.20	4.34	55	71

o/w: Santander Branch Network *	46.5	48.2	9.63	11.85	8.47	5.52	40	52
Banesto	47.4	42.8	2.78	9.43	5.01	4.11	53	54
Santander Consumer Finance	31.8	27.5	12.34	10.31	3.77	4.95	113	128
Portugal	54.4	45.4	7.00	20.34	4.06	2.90	55	60
Retail Poland (BZ WBK)	47.0		17.93		4.89		65

United Kingdom	45.0	40.6	9.15	21.25	1.86	1.76	38	46

Latin America	39.7	38.6	21.78	22.30	4.32	4.11	97	104

o/w: Brazil	37.5	37.1	23.26	22.93	5.38	4.91	95	101

Mexico	41.8	39.1	21.16	19.00	1.82	1.84	176	215
Chile	39.2	36.2	25.43	30.01	3.85	3.74	73	89

Sovereign	44.6	44.5	12.96	14.87	2.85	4.61	96	75

Operating areas	41.7	39.6	13.41	17.38	3.87	3.53	63	75

Total Group	44.9	43.3	7.14	11.80	3.89	3.55	61	73

(1)	With amortisations

*	Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2011 stood at 5.99% (4.24% in December 2010) and NPL coverage was 39% (54% in December 2010).

	September 30,	September 30,	September 30,	September 30,
	Employees		Branches
	31.12.11	31.12.10	31.12.11	31.12.10

Operating means
Continental Europe	63,866	54,518	6,608	6,063

o/w: Santander Branch Network	18,704	18,893	2,915	2,931
Banesto	9,548	9,742	1,714	1,762
Santander Consumer Finance	15,610	13,852	647	519
Portugal	6,091	6,214	716	759
Retail Poland (BZ WBK)	9,383		526

United Kingdom	26,295	23,649	1,379	1,416

Latin America	91,887	89,526	6,046	5,882

o/w: Brazil	54,265	53,900	3,775	3,702
Mexico	13,162	12,500	1,125	1,100
Chile	12,089	11,595	499	504

Sovereign	8,968	8,647	723	721

Operating areas	191,016	176,340	14,756	14,082

Corporate Activities	2,333	2,529

Total Group	193,349	178,869	14,756	14,082

Operating areas

Million euros

	September 30,	September 30,	September 30,		September 30,
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	32,993	31,052	1,941		6.3

Net fees	10,487	9,774	713		7.3
Gains (losses) on financial transactions	1,895	2,747	(852)		(31.0)
Other operating income*	278	286	(7)		(2.6)

Gross income	45,655	43,859	1,795		4.1

Operating expenses	(19,052)	(17,374)	(1,677)		9.7
General administrative expenses	(17,048)	(15,567)	(1,481)		9.5
Personnel	(10,041)	(9,061)	(980)		10.8
Other general administrative expenses	(7,007)	(6,506)	(501)		7.7
Depreciation and amortisation	(2,004)	(1,807)	(196)		10.9

Net operating income	26,603	26,485	118		0.4

Net loan-loss provisions	(10,599)	(10,147)	(452)		4.5
Other income	(2,565)	(1,116)	(1,449)		129.9

Profit before taxes	13,439	15,223	(1,783)		(11.7)

Tax on profit	(3,376)	(3,790)	415		(10.9)

Profit from continuing operations	10,064	11,432	(1,369)		(12.0)

Net profit from discontinued operations	(24)	(14)	(11)		77.7

Consolidated profit	10,039	11,418	(1,379)		(12.1)

Minority interests	855	946	(91)		(9.6)

Attributable profit to the Group	9,184	10,472	(1,289)		(12.3)

* Including dividends, income from equity-accounted method and other operating income/expenses

		5/8	Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	747,297	721,509	25,788		3.6
Trading portfolio (w/o loans)	152,218	134,668	17,550		13.0
Available-for-sale financial assets	63,316	64,947	(1,631)		(2.5)
Due from credit institutions**	91,168	118,416	(27,247)		(23.0)
Intangible assets and property and equipment	12,125	12,675	(550)		(4.3)
Other assets	125,656	124,838	817		0.7

Total assets/liabilities & shareholders’ equity	1,191,780	1,177,052	14,728		1.3

Customer deposits**	612,861	602,118	10,743		1.8
Marketable debt securities**	135,118	130,060	5,059		3.9
Subordinated debt**	17,516	18,347	(831)		(4.5)
Insurance liabilities	517	10,449	(9,932)		(95.1)
Due to credit institutions**	176,068	178,908	(2,839)		(1.6)
Other liabilities	182,001	173,984	8,017		4.6
Shareholders’ equity***	67,699	63,187	4,512		7.1

Other customer funds under management	131,456	145,547	(14,091)		(9.7)

Mutual funds	102,611	113,510	(10,898)		(9.6)
Pension funds	9,645	10,965	(1,320)		(12.0)
Managed portfolios	19,199	20,314	(1,115)		(5.5)
Savings-insurance policies	—	758	(758)		(100.0)

Customer funds under management	896,951	896,072	879		0.1

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE**	13.41	17.38	(3.97	p.)
Efficiency ratio (with amortisations)	41.7	39.6	2.1	p.
NPL ratio	3.87	3.53	0.34	.
NPL coverage	63	75	(11	p.)
Number of employees (direct & indirect)	191,016	176,340	14,676		8.3
Number of branches	14,756	14,082	674		4.8

Operating areas

Million euros

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	7,515	7,849	7,901	7,787	8,025	8,252	8,253	8,463

Net fees	2,328	2,493	2,501	2,452	2,599	2,733	2,696	2,460
Gains (losses) on financial transactions	779	640	697	631	731	563	353	248
Other operating income*	54	131	36	65	53	131	34	60

Gross income	10,675	11,113	11,135	10,936	11,409	11,679	11,336	11,230

Operating expenses	(4,036)	(4,355)	(4,478)	(4,505)	(4,579)	(4,700)	(4,791)	(4,981)
General administrative expenses	(3,623)	(3,903)	(4,035)	(4,005)	(4,102)	(4,201)	(4,283)	(4,462)
Personnel	(2,090)	(2,276)	(2,336)	(2,359)	(2,433)	(2,481)	(2,533)	(2,594)
Other general administrative expenses	(1,533)	(1,628)	(1,699)	(1,647)	(1,669)	(1,721)	(1,750)	(1,867)
Depreciation and amortisation	(412)	(452)	(443)	(500)	(477)	(499)	(508)	(519)

Net operating income	6,640	6,758	6,657	6,431	6,830	6,979	6,545	6,249

Net loan-loss provisions	(2,398)	(2,461)	(2,908)	(2,380)	(2,119)	(2,771)	(2,927)	(2,782)
Other income	(297)	(270)	(219)	(330)	(411)	(1,289)	(423)	(442)

Profit before taxes	3,945	4,027	3,530	3,721	4,300	2,919	3,194	3,026

Tax on profit	(950)	(994)	(845)	(1,001)	(1,110)	(698)	(832)	(735)

Profit from continuing operations	2,994	3,033	2,685	2,720	3,189	2,221	2,362	2,291

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3	(22)

Consolidated profit	2,993	3,032	2,681	2,713	3,184	2,221	2,365	2,269

Minority interests	213	246	260	227	241	230	179	206

Attributable profit to the Group	2,779	2,785	2,421	2,486	2,943	1,991	2,187	2,064

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	681,956	726,706	713,972	721,509	712,729	721,609	731,808	747,297
Trading portfolio (w/o loans)	133,509	150,344	154,936	134,668	121,249	140,706	163,840	152,218
Available-for-sale financial assets	65,120	66,279	62,128	64,947	63,739	68,586	59,604	63,316
Due from credit institutions**	138,519	138,846	166,204	118,416	119,773	111,023	113,823	91,168
Intangible assets and property and equipment	10,958	11,491	11,272	12,675	12,389	12,784	12,383	12,125
Other assets	91,977	113,369	119,012	124,838	128,780	133,360	125,876	125,656

Total assets/liabilities & shareholders’ equity	1,122,038	1,207,035	1,227,524	1,177,052	1,158,659	1,188,068	1,207,333	1,191,780

Customer deposits**	526,831	585,608	586,798	602,118	609,325	613,158	607,930	612,861
Marketable debt securities**	130,648	137,164	134,039	130,060	130,251	140,884	136,307	135,118
Subordinated debt**	18,693	20,186	18,422	18,347	16,431	16,639	16,875	17,516
Insurance liabilities	13,905	10,002	6,527	10,449	10,453	10,775	9,894	517
Due to credit institutions**	193,995	200,748	205,613	178,908	181,856	176,140	180,994	176,068
Other liabilities	179,262	192,217	211,801	173,984	141,210	161,274	187,534	182,001
Shareholders’ equity***	58,705	61,110	64,324	63,187	69,132	69,199	67,798	67,699

Other customer funds under management	149,206	150,554	142,179	145,547	143,192	143,004	133,150	131,456

Mutual funds	110,797	113,668	107,833	113,510	112,817	112,371	103,755	102,611
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744	9,893	9,645
Managed portfolios	19,693	21,539	20,726	20,314	18,626	19,005	18,796	19,199
Savings-insurance policies	7,501	4,685	2,755	758	833	884	707	—

Customer funds under management	825,378	893,512	881,438	896,072	899,200	913,685	894,262	896,951

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.32	3.35	3.39	3.53	3.59	3.76	3.84	3.87
NPL coverage	75	74	77	75	73	71	69	63

Continental Europe

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	10,666	9,872	794	8.0

Net fees	4,050	3,679	371	10.1
Gains (losses) on financial transactions	233	846	(612)	(72.4)
Other operating income*	397	396	1	0.3

Gross income	15,347	14,793	554	3.7

Operating expenses	(6,612)	(5,917)	(695)	11.7
General administrative expenses	(5,998)	(5,301)	(697)	13.1
Personnel	(3,725)	(3,343)	(382)	11.4
Other general administrative expenses	(2,273)	(1,958)	(315)	16.1
Depreciation and amortisation	(614)	(616)	2	(0.3)

Net operating income	8,735	8,875	(141)	(1.6)

Net loan-loss provisions	(4,192)	(4,019)	(173)	4.3
Other income	(503)	(172)	(331)	193.0

Profit before taxes	4,039	4,684	(645)	(13.8)

Tax on profit	(1,049)	(1,220)	170	(14.0)

Profit from continuing operations	2,990	3,465	(475)	(13.7)

Net profit from discontinued operations	(24)	(14)	(11)	77.7

Consolidated profit	2,966	3,451	(486)	(14.1)

Minority interests	117	96	21	21.7

Attributable profit to the Group	2,849	3,355	(506)	(15.1)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	315,081	323,660	(8,579)	(2.7)
Trading portfolio (w/o loans)	78,802	57,690	21,112	36.6
Available-for-sale financial assets	24,640	23,843	797	3.3
Due from credit institutions**	51,638	66,925	(15,287)	(22.8)
Intangible assets and property and equipment	5,045	4,965	80	1.6
Other assets	28,586	22,160	6,427	29.0

Total assets/liabilities & shareholders’ equity	503,793	499,243	4,549	0.9

Customer deposits**	247,582	247,715	(133)	(0.1)
Marketable debt securities**	39,708	48,413	(8,705)	(18.0)
Subordinated debt**	965	1,740	(774)	(44.5)
Insurance liabilities	517	933	(416)	(44.6)
Due to credit institutions**	88,143	77,059	11,084	14.4
Other liabilities	96,088	95,963	126	0.1
Shareholders’ equity***	30,789	27,420	3,369	12.3

Other customer funds under management	45,809	53,968	(8,159)	(15.1)
Mutual funds	31,038	37,519	(6,481)	(17.3)

Pension funds	9,645	10,965	(1,320)	(12.0)
Managed portfolios	5,126	5,484	(358)	(6.5)
Savings-insurance policies	—	0	(0)	(100.0)

Customer funds under management	334,064	351,836	(17,772)	(5.1)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	9.34	12.45	(3.11 p. )
Efficiency ratio (with amortisations)	43.1	40.0	3.1 p.
NPL ratio	5.20	4.34	0.86 p.
NPL coverage	55	71	(16 p. )
Number of employees (direct & indirect)	63,866	54,518	9,348	17.1
Number of branches	6,608	6,063	545	9.0

Continental Europe

Million euros

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	2,586	2,474	2,449	2,364	2,494	2,767	2,686	2,720

Net fees	939	919	918	904	1,019	1,079	1,052	901
Gains (losses) on financial transactions	310	229	137	169	229	7	(24)	22
Other operating income*	61	143	86	106	68	179	56	94

Gross income	3,895	3,765	3,590	3,542	3,810	4,031	3,770	3,736

Operating expenses	(1,430)	(1,447)	(1,503)	(1,538)	(1,550)	(1,685)	(1,674)	(1,705)
General administrative expenses	(1,287)	(1,294)	(1,355)	(1,365)	(1,403)	(1,527)	(1,517)	(1,550)
Personnel	(814)	(833)	(850)	(847)	(879)	(958)	(942)	(947)
Other general administrative expenses	(473)	(461)	(505)	(518)	(524)	(569)	(576)	(604)
Depreciation and amortisation	(143)	(153)	(148)	(172)	(146)	(158)	(156)	(154)

Net operating income	2,465	2,318	2,088	2,005	2,260	2,347	2,096	2,032

Net loan-loss provisions	(727)	(811)	(1,484)	(998)	(632)	(1,082)	(1,153)	(1,324)
Other income	(26)	(59)	17	(104)	(112)	(109)	(159)	(124)

Profit before taxes	1,712	1,448	621	903	1,516	1,155	784	584

Tax on profit	(458)	(380)	(121)	(262)	(418)	(298)	(195)	(138)

Profit from continuing operations	1,255	1,068	500	641	1,098	857	589	446

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3	(22)

Consolidated profit	1,253	1,067	496	634	1,092	857	592	424

Minority interests	27	30	22	18	38	37	26	17

Attributable profit to the Group	1,227	1,037	475	616	1,054	820	567	408

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	318,249	326,565	326,804	323,660	323,302	331,723	327,444	315,081
Trading portfolio (w/o loans)	59,666	64,038	68,228	57,690	51,354	58,046	77,735	78,802
Available-for-sale financial assets	25,854	23,497	25,064	23,843	22,441	24,727	21,454	24,640
Due from credit institutions**	84,298	92,762	104,641	66,925	64,986	58,814	51,957	51,638
Intangible assets and property and equipment	4,964	4,983	4,958	4,965	4,972	5,317	5,148	5,045
Other assets	23,156	21,157	20,788	22,160	18,676	21,062	22,687	28,586

Total assets/liabilities & shareholders’ equity	516,186	533,002	550,483	499,243	485,731	499,690	506,424	503,793

Customer deposits**	210,821	238,074	247,464	247,715	260,719	259,448	255,020	247,582
Marketable debt securities**	48,990	47,033	49,405	48,413	47,126	44,702	42,425	39,708
Subordinated debt**	2,014	2,050	2,009	1,740	1,219	1,351	985	965
Insurance liabilities	8,695	5,428	3,585	933	1,021	965	930	517
Due to credit institutions**	109,578	100,360	103,137	77,059	72,276	76,876	77,801	88,143
Other liabilities	109,255	112,790	118,005	95,963	73,325	85,058	98,425	96,088
Shareholders’ equity***	26,833	27,267	26,878	27,420	30,045	31,290	30,838	30,789

Other customer funds under management	68,520	62,487	60,583	53,968	51,296	52,169	47,548	45,809

Mutual funds	44,429	41,919	41,753	37,519	35,025	35,407	32,377	31,038
Pension funds	11,215	10,662	10,865	10,965	10,916	10,744	9,893	9,645
Managed portfolios	5,515	5,442	5,434	5,484	5,354	6,019	5,278	5,126
Savings-insurance policies	7,362	4,465	2,532	0	(0)	—	—	—

Customer funds under management	330,346	349,645	359,462	351,836	360,361	357,669	345,978	334,064

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.73	3.87	4.01	4.34	4.57	4.77	5.05	5.20
NPL coverage	74	71	75	71	67	65	62	55

Santander Branch Network

Million euros

	September 30,	September 30,	September 30,		September 30,
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	3,235	3,139	96		3.0

Net fees	1,099	1,080	18		1.7
Gains (losses) on financial transactions	108	110	(2)		(1.6)
Other operating income*	(41)	(31)	(10)		32.4

Gross income	4,400	4,298	102		2.4

Operating expenses	(2,047)	(2,072)	24		(1.2)
General administrative expenses	(1,895)	(1,910)	16		(0.8)
Personnel	(1,233)	(1,234)	2		(0.2)
Other general administrative expenses	(662)	(676)	14		(2.1)
Depreciation and amortisation	(153)	(161)	9		(5.3)

Net operating income	2,353	2,227	126		5.7

Net loan-loss provisions	(1,437)	(1,091)	(346)		31.7
Other income	(11)	25	(36)		—

Profit before taxes	905	1,160	(256)		(22.0)

Tax on profit	(244)	(313)	69		(22.0)

Profit from continuing operations	660	847	(187)		(22.0)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	660	847	(187)		(22.0)

Minority interests	1	0	0		80.6

Attributable profit to the Group	660	847	(187)		(22.1)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	102,643	111,372	(8,730)		(7.8)
Trading portfolio (w/o loans)	—	—	—		—
Available-for-sale financial assets	—	—	—		—
Due from credit institutions**	104	214	(109)		(51.2)
Intangible assets and property and equipment	1,201	1,201	—		—
Other assets	1,829	481	1,347		279.8

Total assets/liabilities & shareholders’ equity	105,776	113,268	(7,492)		(6.6)

Customer deposits**	78,864	85,667	(6,803)		(7.9)
Marketable debt securities**	4,965	—	4,965		—
Subordinated debt**	—	—	—		—
Insurance liabilities	—	—	—		—
Due to credit institutions**	543	457	86		18.9
Other liabilities	14,780	20,089	(5,309)		(26.4)
Shareholders’ equity***	6,625	7,056	(430)		(6.1)

Other customer funds under management	23,640	26,864	(3,223)		(12.0)

Mutual funds	16,158	20,347	(4,189)		(20.6)
Pension funds	5,918	6,132	(214)		(3.5)
Managed portfolios	—	—	—		—
Savings-insurance policies	1,564	385	1,179		306.4

Customer funds under management	107,469	112,531	(5,062)		(4.5)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	9.63	11.85	(2.22	p.)
Efficiency ratio (with amortisations)	46.5	48.2	(1.7	p.)
NPL ratio	8.47	5.52	2.95	p.
NPL coverage	40	52	(12	p.)
Number of employees (direct & indirect)	18,704	18,893	(189)		(1.0)
Number of branches	2,915	2,931	(16)		(0.5)

Santander Branch Network

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	893	785	740	721	780	853	824	778

Net fees	290	276	261	253	292	283	270	254
Gains (losses) on financial transactions	31	38	21	19	37	27	15	29
Other operating income*	(8)	(7)	(10)	(7)	(10)	(12)	(9)	(10)

Gross income	1,207	1,092	1,013	986	1,100	1,151	1,100	1,050

Operating expenses	(516)	(516)	(516)	(525)	(512)	(512)	(512)	(512)
General administrative expenses	(476)	(476)	(476)	(482)	(474)	(473)	(474)	(474)
Personnel	(311)	(309)	(304)	(310)	(310)	(310)	(310)	(303)
Other general administrative expenses	(165)	(167)	(172)	(172)	(164)	(163)	(164)	(170)
Depreciation and amortisation	(40)	(40)	(40)	(43)	(38)	(39)	(38)	(38)

Net operating income	691	576	497	462	588	639	588	538

Net loan-loss provisions	(136)	(179)	(553)	(223)	(184)	(339)	(447)	(467)
Other income	(8)	14	15	4	(27)	10	(3)	9

Profit before taxes	547	411	(41)	243	376	310	139	80

Tax on profit	(148)	(111)	11	(66)	(101)	(84)	(37)	(22)

Profit from continuing operations	399	300	(30)	178	274	227	101	58

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	399	300	(30)	178	274	227	101	58

Minority interests	0	0	0	0	0	0	(0)	0

Attributable profit to the Group	399	300	(30)	178	274	226	101	58

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	113,967	115,196	112,812	111,372	110,051	107,312	104,671	102,643
Trading portfolio (w/o loans)	—	—	—	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—	—	—	—
Due from credit institutions**	31	111	217	214	214	185	137	104
Intangible assets and property and equipment	1,211	1,211	1,211	1,201	1,201	1,201	1,201	1,201
Other assets	638	676	476	481	411	1,692	1,785	1,829

Total assets/liabilities & shareholders’ equity	115,847	117,195	114,716	113,268	111,878	110,390	107,794	105,776

Customer deposits**	78,753	87,808	87,224	85,667	84,656	80,037	81,063	78,864
Marketable debt securities**	—	—	—	—	—	—	—	4,965
Subordinated debt**	—	—	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	583	781	808	457	323	355	524	543
Other liabilities	29,387	21,214	19,649	20,089	20,002	22,954	19,526	14,780
Shareholders’ equity***	7,125	7,392	7,035	7,056	6,897	7,043	6,681	6,625

Other customer funds under management	28,841	27,522	27,678	26,864	25,478	25,171	23,883	23,640

Mutual funds	21,325	20,811	20,980	20,347	18,558	17,654	16,712	16,158
Pension funds	6,324	6,064	6,125	6,132	6,225	6,141	5,628	5,918
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	1,192	647	574	385	696	1,376	1,543	1,564

Customer funds under management	107,594	115,330	114,902	112,531	110,134	105,208	104,946	107,469

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	4.65	4.78	4.90	5.52	5.99	6.73	7.70	8.47
NPL coverage	59	53	55	52	50	47	41	40

Spread	2.60	2.04	1.87	1.89	1.95	2.53	2.68	2.54

Spread loans	2.10	1.94	1.83	1.83	1.90	1.97	2.03	2.01
Spread deposits	0.50	0.10	0.04	0.06	0.05	0.56	0.65	0.53

Banesto

Million euros

	September 30,	September 30,	September 30,		September 30,
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	1,351	1,521	(169)		(11.1)

Net fees	616	617	(1)		(0.2)
Gains (losses) on financial transactions	98	196	(98)		(49.9)
Other operating income*	47	69	(22)		(31.3)

Gross income	2,113	2,403	(290)		(12.1)

Operating expenses	(1,001)	(1,027)	26		(2.5)
General administrative expenses	(878)	(904)	25		(2.8)
Personnel	(636)	(666)	30		(4.6)
Other general administrative expenses	(242)	(237)	(5)		2.0
Depreciation and amortisation	(123)	(124)	1		(0.5)

Net operating income	1,112	1,376	(264)		(19.2)

Net loan-loss provisions	(661)	(709)	48		(6.8)
Other income	(251)	(29)	(221)		756.5

Profit before taxes	200	637	(437)		(68.6)

Tax on profit	(46)	(161)	115		(71.4)

Profit from continuing operations	154	476	(321)		(67.6)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	154	476	(321)		(67.6)

Minority interests	24	57	(33)		(58.0)

Attributable profit to the Group	130	419	(289)		(68.9)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	68,850	75,624	(6,774)		(9.0)
Trading portfolio (w/o loans)	7,869	6,575	1,294		19.7
Available-for-sale financial assets	8,333	9,025	(692)		(7.7)
Due from credit institutions**	9,637	17,103	(7,467)		(43.7)
Intangible assets and property and equipment	1,328	1,374	(46)		(3.3)
Other assets	10,215	7,520	2,695		35.8

Total assets/liabilities & shareholders’ equity	106,232	117,222	(10,989)		(9.4)

Customer deposits**	50,755	59,721	(8,966)		(15.0)
Marketable debt securities**	22,531	27,684	(5,153)		(18.6)
Subordinated debt**	784	1,304	(520)		(39.9)
Insurance liabilities	—	—	—		—
Due to credit institutions**	16,591	13,422	3,169		23.6
Other liabilities	10,870	10,611	259		2.4
Shareholders’ equity***	4,702	4,480	222		5.0

Other customer funds under management	8,375	9,616	(1,241)		(12.9)

Mutual funds	4,440	5,712	(1,271)		(22.3)
Pension funds	1,237	1,337	(100)		(7.5)
Managed portfolios	109	117	(8)		(6.6)
Savings-insurance policies	2,588	2,450	138		5.6

Customer funds under management	82,444	98,325	(15,881)		(16.2)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	2.78	9.43	(6.65	p.)
Efficiency ratio (with amortisations)	47.4	42.8	4.6	p.
NPL ratio	5.01	4.11	0.90	p.
NPL coverage	53	54	(1	p.)
Number of employees (direct & indirect)	9,548	9,742	(194)		(2.0)
Number of branches	1,714	1,762	(48)		(2.7)

Banesto

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	432	405	369	315	321	358	351	321

Net fees	156	153	153	155	155	155	152	154
Gains (losses) on financial transactions	43	36	37	80	41	41	20	(5)
Other operating income*	10	26	14	18	9	24	6	8

Gross income	641	620	573	568	527	578	529	479

Operating expenses	(257)	(258)	(256)	(256)	(254)	(254)	(250)	(244)
General administrative expenses	(225)	(228)	(225)	(225)	(223)	(222)	(218)	(215)
Personnel	(168)	(169)	(167)	(161)	(163)	(162)	(161)	(149)
Other general administrative expenses	(57)	(59)	(58)	(64)	(60)	(60)	(58)	(65)
Depreciation and amortisation	(32)	(30)	(31)	(31)	(31)	(32)	(31)	(29)

Net operating income	384	362	317	312	273	324	280	235

Net loan-loss provisions	(83)	(92)	(284)	(251)	(102)	(173)	(187)	(200)
Other income	9	5	0	(43)	(16)	(60)	(60)	(114)

Profit before taxes	310	275	34	18	155	91	33	(79)

Tax on profit	(85)	(68)	(1)	(7)	(38)	(12)	(11)	15

Profit from continuing operations	225	206	33	10	117	79	22	(63)

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	225	206	33	10	117	79	22	(63)

Minority interests	22	24	6	4	16	12	(0)	(4)

Attributable profit to the Group	203	182	27	6	101	67	22	(59)

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	75,382	76,125	74,393	75,624	73,326	71,825	69,245	68,850
Trading portfolio (w/o loans)	7,977	7,339	7,644	6,575	5,979	5,572	7,699	7,869
Available-for-sale financial assets	9,097	7,693	9,827	9,025	9,328	9,189	7,206	8,333
Due from credit institutions**	21,756	27,178	25,928	17,103	16,597	10,845	10,286	9,637
Intangible assets and property and equipment	1,406	1,415	1,387	1,374	1,360	1,356	1,356	1,328
Other assets	8,182	6,259	6,633	7,520	5,834	6,172	5,989	10,215

Total assets/liabilities & shareholders’ equity	123,800	126,010	125,812	117,222	112,426	104,959	101,780	106,232

Customer deposits**	59,037	59,609	58,685	59,721	59,660	54,047	51,385	50,755
Marketable debt securities**	28,087	27,160	28,256	27,684	27,135	26,303	24,608	22,531
Subordinated debt**	1,331	1,329	1,325	1,304	787	785	790	784
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	18,162	19,549	20,346	13,422	10,822	9,961	9,319	16,591
Other liabilities	12,707	13,884	12,715	10,611	9,305	9,158	10,969	10,870
Shareholders’ equity***	4,475	4,479	4,484	4,480	4,717	4,704	4,709	4,702

Other customer funds under management	10,809	10,131	10,026	9,616	9,303	8,933	8,687	8,375

Mutual funds	7,106	6,423	6,164	5,712	5,279	4,902	4,688	4,440
Pension funds	1,405	1,337	1,338	1,337	1,344	1,321	1,229	1,237
Managed portfolios	93	98	104	117	114	118	114	109
Savings-insurance policies	2,205	2,274	2,421	2,450	2,566	2,592	2,656	2,588

Customer funds under management	99,264	98,229	98,292	98,325	96,884	90,069	85,470	82,444

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.13	3.49	3.83	4.11	4.31	4.54	4.69	5.01
NPL coverage	61	58	60	54	52	52	53	53

Spread	2.20	1.65	1.41	1.47	1.67	2.20	2.54	2.52

Spread loans	2.02	2.00	1.92	1.99	2.03	2.08	2.12	2.16
Spread deposits	0.18	(0.35)	(0.51)	(0.52)	(0.36)	0.12	0.42	0.36

Santander Consumer Finance

Million euros

	September 30,	September 30,	September 30,		September 30,
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	4,162	3,663	500		13.6

Net fees	1,128	955	172		18.0
Gains (losses) on financial transactions	(12)	(6)	(5)		84.6
Other operating income*	3	22	(19)		(86.4)

Gross income	5,282	4,634	648		14.0

Operating expenses	(1,678)	(1,273)	(405)		31.8
General administrative expenses	(1,542)	(1,156)	(385)		33.3
Personnel	(783)	(595)	(188)		31.6
Other general administrative expenses	(758)	(561)	(197)		35.2
Depreciation and amortisation	(136)	(117)	(19)		16.6

Net operating income	3,604	3,361	243		7.2

Net loan-loss provisions	(1,632)	(2,017)	386		(19.1)
Other income	(135)	(143)	8		(5.8)

Profit before taxes	1,837	1,201	637		53.1

Tax on profit	(506)	(339)	(166)		49.0

Profit from continuing operations	1,332	861	471		54.6

Net profit from discontinued operations	(24)	(14)	(11)		77.7

Consolidated profit	1,307	847	460		54.3

Minority interests	79	37	42		115.0

Attributable profit to the Group	1,228	811	418		51.5

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	60,276	63,342	(3,065)		(4.8)
Trading portfolio (w/o loans)	1,335	1,146	188		16.4
Available-for-sale financial assets	205	558	(353)		(63.3)
Due from credit institutions**	11,011	8,016	2,994		37.4
Intangible assets and property and equipment	799	889	(90)		(10.1)
Other assets	4,984	2,892	2,092		72.3

Total assets/liabilities & shareholders’ equity	78,610	76,844	1,766		2.3

Customer deposits**	33,198	25,950	7,248		27.9
Marketable debt securities**	5,729	11,717	(5,988)		(51.1)
Subordinated debt**	75	428	(352)		(82.4)
Insurance liabilities	—	—	—		—
Due to credit institutions**	23,565	25,864	(2,300)		(8.9)
Other liabilities	6,023	4,273	1,750		40.9
Shareholders’ equity***	10,020	8,611	1,408		16.4

Other customer funds under management	6	24	(17)		(73.6)

Mutual funds	2	19	(17)		(88.3)
Pension funds	4	5	(1)		(15.8)
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	39,008	38,118	890		2.3

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	12.34	10.31	2.03	p.
Efficiency ratio (with amortisations)	31.8	27.5	4.3	p.
NPL ratio	3.77	4.95	(1.18	p.)
NPL coverage	113	128	(15	p.)
Number of employees (direct & indirect)	15,610	13,852	1,758		12.7
Number of branches	647	519	128		24.7

Santander Consumer Finance

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	852	877	970	963	1,034	1,029	1,024	1,075

Net fees	216	237	248	254	289	293	296	250
Gains (losses) on financial transactions	3	(3)	5	(12)	(7)	(1)	3	(6)
Other operating income*	7	4	9	3	2	5	(6)	2

Gross income	1,078	1,115	1,232	1,209	1,319	1,325	1,317	1,320

Operating expenses	(292)	(290)	(342)	(349)	(399)	(409)	(416)	(454)
General administrative expenses	(266)	(261)	(314)	(316)	(366)	(376)	(384)	(416)
Personnel	(137)	(133)	(162)	(164)	(189)	(194)	(196)	(203)
Other general administrative expenses	(129)	(128)	(153)	(152)	(176)	(182)	(187)	(213)
Depreciation and amortisation	(26)	(29)	(28)	(33)	(33)	(32)	(33)	(38)

Net operating income	786	825	890	860	920	917	900	866

Net loan-loss provisions	(498)	(471)	(551)	(497)	(328)	(418)	(427)	(458)
Other income	(15)	(58)	(30)	(39)	(37)	(47)	(14)	(36)

Profit before taxes	273	296	309	324	555	452	459	372

Tax on profit	(77)	(83)	(85)	(94)	(168)	(126)	(117)	(95)

Profit from continuing operations	195	213	223	230	387	326	342	278

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3	(22)

Consolidated profit	194	212	220	223	381	325	345	256

Minority interests	4	5	14	13	22	19	20	18

Attributable profit to the Group	189	206	205	210	359	306	325	238

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	58,198	59,372	63,624	63,342	70,259	70,207	70,246	60,276
Trading portfolio (w/o loans)	768	1,838	1,570	1,146	968	1,405	1,483	1,335
Available-for-sale financial assets	453	802	762	558	517	504	387	205
Due from credit institutions**	7,283	7,780	7,324	8,016	7,253	7,942	7,968	11,011
Intangible assets and property and equipment	842	863	871	889	875	939	823	799
Other assets	2,694	2,950	3,069	2,892	2,579	2,846	3,858	4,984

Total assets/liabilities & shareholders’ equity	70,237	73,605	77,221	76,844	82,452	83,843	84,765	78,610

Customer deposits**	23,114	22,791	25,460	25,950	31,619	32,658	34,181	33,198
Marketable debt securities**	6,872	7,919	11,103	11,717	11,462	11,636	11,324	5,729
Subordinated debt**	424	427	423	428	425	449	65	75
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	28,814	30,000	27,737	25,864	25,072	24,692	23,825	23,565
Other liabilities	3,516	4,511	4,483	4,273	3,830	4,397	5,364	6,023
Shareholders’ equity***	7,498	7,958	8,015	8,611	10,044	10,011	10,006	10,020

Other customer funds under management	24	24	24	24	7	7	6	6

Mutual funds	19	19	19	19	3	2	2	2
Pension funds	5	5	5	5	4	4	4	4
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	30,433	31,160	37,010	38,118	43,512	44,750	45,576	39,008

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other informat 5/8ion
NPL ratio	5.12	5.23	5.13	4.95	4.63	4.42	4.29	3.77
NPL coverage	108	111	122	128	122	128	132	113

Spread loans	5.90	6.19	6.72	6.94	6.69	5.99	5.98	6.06

Portugal

Million euros

	September 30,	September 30,	September 30,		September 30,
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	592	724	(132)		(18.2)

Net fees	345	357	(12)		(3.5)
Gains (losses) on financial transactions	14	67	(53)		(78.8)
Other operating income*	21	42	(21)		(49.8)

Gross income	972	1,190	(218)		(18.3)

Operating expenses	(529)	(540)	11		(2.1)
General administrative expenses	(460)	(467)	8		(1.6)
Personnel	(317)	(321)	5		(1.4)
Other general administrative expenses	(143)	(146)	3		(2.1)
Depreciation and amortisation	(69)	(73)	3		(4.8)

Net operating income	443	650	(207)		(31.9)

Net loan-loss provisions	(206)	(110)	(96)		87.7
Other income	(50)	20	(70)		—

Profit before taxes	187	560	(374)		(66.7)

Tax on profit	(13)	(104)	91		(87.8)

Profit from continuing operations	174	457	(283)		(61.9)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	174	457	(283)		(61.9)

Minority interests	0	1	(1)		(99.3)

Attributable profit to the Group	174	456	(282)		(61.8)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	28,403	30,102	(1,698)		(5.6)
Trading portfolio (w/o loans)	1,617	1,741	(124)		(7.1)
Available-for-sale financial assets	4,496	6,458	(1,962)		(30.4)
Due from credit institutions**	2,467	3,401	(933)		(27.4)
Intangible assets and property and equipment	452	480	(28)		(5.8)
Other assets	7,120	7,091	28		0.4

Total assets/liabilities & shareholders’ equity	44,555	49,272	(4,717)		(9.6)

Customer deposits**	23,465	21,727	1,738		8.0
Marketable debt securities**	5,037	7,544	(2,507)		(33.2)
Subordinated debt**	(0)	0	(0)		—
Insurance liabilities	70	79	(9)		(11.1)
Due to credit institutions**	13,395	16,817	(3,423)		(20.4)
Other liabilities	31	1,171	(1,140)		(97.4)
Shareholders’ equity***	2,557	1,933	624		32.3

Other customer funds under management	2,686	4,655	(1,969)		(42.3)

Mutual funds	1,866	3,209	(1,343)		(41.8)
Pension funds	760	1,315	(555)		(42.2)
Managed portfolios	59	131	(72)		(54.9)
Savings-insurance policies	—	—	—		—

Customer funds under management	31,188	33,927	(2,739)		(8.1)

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Ratios (%) and other data
ROE	7.00	20.34	(13.34	p.)
Efficiency ratio (with amortisations)	54.4	45.4	9.0	p.
NPL ratio	4.06	2.90	1.16	p.
NPL coverage	55	60	(5	p.)
Number of employees (direct & indirect)	6,091	6,214	(123)		(2.0)
Number of branches	716	759	(43)		(5.7)

Portugal

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	188	186	178	173	165	155	137	136

Net fees	94	94	87	82	101	82	87	75
Gains (losses) on financial transactions	25	29	4	9	8	0	(1)	8
Other operating income*	14	12	9	7	8	6	2	5

Gross income	320	321	278	271	282	243	225	223

Operating expenses	(129)	(133)	(139)	(140)	(131)	(131)	(132)	(136)
General administrative expenses	(111)	(115)	(121)	(120)	(114)	(114)	(114)	(118)
Personnel	(77)	(79)	(83)	(82)	(79)	(79)	(79)	(80)
Other general administrative expenses	(34)	(36)	(38)	(38)	(35)	(35)	(35)	(38)
Depreciation and amortisation	(17)	(18)	(18)	(20)	(17)	(17)	(18)	(18)

Net operating income	192	188	138	132	151	112	93	88

Net loan-loss provisions	(16)	(43)	(44)	(6)	(32)	(40)	(50)	(84)
Other income	(8)	(1)	37	(8)	(9)	(14)	(45)	18

Profit before taxes	168	144	131	117	110	57	(2)	22

Tax on profit	(31)	(20)	(23)	(29)	(19)	(17)	(0)	23

Profit from continuing operations	137	123	108	88	91	41	(2)	45

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	137	123	108	88	91	41	(2)	45

Minority interests	0	0	0	0	0	(0)	(0)	0

Attributable profit to the Group	137	123	108	88	90	41	(2)	45

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	32,317	33,262	33,342	30,102	29,744	29,212	28,945	28,403
Trading portfolio (w/o loans)	1,533	1,737	1,787	1,741	1,411	1,263	1,575	1,617
Available-for-sale financial assets	7,786	6,728	6,786	6,458	4,584	4,158	4,172	4,496
Due from credit institutions**	4,604	5,205	4,702	3,401	3,932	2,119	2,164	2,467
Intangible assets and property and equipment	487	480	479	480	472	467	460	452
Other assets	4,961	4,692	4,514	7,091	6,656	6,859	6,569	7,120

Total assets/liabilities & shareholders’ equity	51,687	52,104	51,610	49,272	46,798	44,078	43,884	44,555

Customer deposits**	16,609	18,360	19,818	21,727	21,929	22,228	22,812	23,465
Marketable debt securities**	12,413	10,172	8,545	7,544	7,122	5,365	5,170	5,037
Subordinated debt**	253	254	254	0	0	9	22	(0)
Insurance liabilities	3,187	2,465	1,494	79	83	81	75	70
Due to credit institutions**	15,626	17,990	18,490	16,817	14,208	13,248	13,079	13,395
Other liabilities	992	682	883	1,171	843	630	183	31
Shareholders’ equity***	2,607	2,182	2,126	1,933	2,613	2,516	2,543	2,557

Other customer funds under management	8,747	7,267	6,348	4,655	4,500	4,155	3,213	2,686

Mutual funds	4,158	3,524	3,496	3,209	3,051	2,755	2,159	1,866
Pension funds	1,389	1,237	1,314	1,315	1,314	1,266	983	760
Managed portfolios	127	129	130	131	135	133	72	59
Savings-insurance policies	3,073	2,377	1,408	—	—	—	—	—

Customer funds under management	38,022	36,053	34,965	33,927	33,551	31,757	31,218	31,188

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	2.32	2.40	2.43	2.90	3.03	3.25	3.78	4.06
NPL coverage	64	65	69	60	62	62	53	55

Spread (Retail Banking)	1.85	1.92	2.03	2.11	2.08	1.75	1.68	1.45

Spread loans	1.76	1.82	1.82	1.88	1.96	2.06	2.15	2.23
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)	(0.47)	(0.78)

Retail Poland (BZ WBK)

Million euros

September 30,
2011
Income statement
Net interest income	371

Net fees	248
Gains (losses) on financial transactions	58
Other operating income*	13

Gross income	690

Operating expenses	(324)
General administrative expenses	(298)
Personnel	(179)
Other general administrative expenses	(119)
Depreciation and amortisation	(26)

Net operating income	366

Net loan-loss provisions	(60)
Other income	(3)

Profit before taxes	303

Tax on profit	(63)

Profit from continuing operations	240

Net profit from discontinued operations	—

Consolidated profit	240

Minority interests	8

Attributable profit to the Group	232

* Including dividends, income from equity-accounted method and other operating income/expenses

31.12.11
Balance sheet
Customer loans**	8,479
Trading portfolio (w/o loans)	1,304
Available-for-sale financial assets	2,617
Due from credit institutions**	309
Intangible assets and property and equipment	183
Other assets	645

Total assets/liabilities & shareholders’ equity	13,536

Customer deposits**	10,359
Marketable debt securities**	—
Subordinated debt**	99
Insurance liabilities	—
Due to credit institutions**	1,163
Other liabilities	703
Shareholders’ equity***	1,213

Other customer funds under management	1,926

Mutual funds	1,747
Pension funds	—
Managed portfolios	179
Savings-insurance policies	—

Customer funds under management	12,383

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

September 30,
Ratios (%) and other data
ROE	17.93
Efficiency ratio (with amortisations)	47.0
NPL ratio	4.89
NPL coverage	65
Number of employees (direct & indirect)	9,383
Number of branches	526

Retail Poland (BZ WBK)

Million euros

	September 30,	September 30,	September 30,
	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	122	122	127

Net fees	88	83	76
Gains (losses) on financial transactions	20	26	12
Other operating income*	18	(2)	(2)

Gross income	248	229	213

Operating expenses	(114)	(103)	(108)
General administrative expenses	(105)	(94)	(99)
Personnel	(61)	(58)	(61)
Other general administrative expenses	(44)	(36)	(38)
Depreciation and amortisation	(9)	(9)	(9)

Net operating income	134	126	105

Net loan-loss provisions	(16)	(23)	(21)
Other income	(0)	(1)	(1)

Profit before taxes	118	101	83

Tax on profit	(21)	(21)	(21)

Profit from continuing operations	98	81	62

Net profit from discontinued operations	—	—	—

Consolidated profit	98	81	62

Minority interests	4	2	2

Attributable profit to the Group	94	78	60

* Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	8,659	8,219	8,479
Trading portfolio (w/o loans)	920	985	1,304
Available-for-sale financial assets	3,142	2,639	2,617
Due from credit institutions**	214	410	309
Intangible assets and property and equipment	302	261	183
Other assets	823	978	645

Total assets/liabilities & shareholders’ equity	14,061	13,491	13,536

Customer deposits**	10,217	9,936	10,359
Marketable debt securities**	—	—	—
Subordinated debt**	100	100	99
Insurance liabilities	—	—	—
Due to credit institutions**	1,800	1,617	1,163
Other liabilities	595	614	703
Shareholders’ equity***	1,349	1,224	1,213

Other customer funds under management	2,739	2,091	1,926

Mutual funds	2,443	1,888	1,747
Pension funds	—	—	—
Managed portfolios	296	203	179
Savings-insurance policies	—	—	—

Customer funds under management	13,055	12,127	12,383

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	6.43	6.26	4.89
NPL coverage	67	69	65

Retail Poland (BZ WBK)

Million polish zloty

September 30,
2011
Income statement
Net interest income	1,526

Net fees	1,018
Gains (losses) on financial transactions	239
Other operating income*	54

Gross income	2,836

Operating expenses	(1,333)
General administrative expenses	(1,225)
Personnel	(737)
Other general administrative expenses	(488)
Depreciation and amortisation	(108)

Net operating income	1,503

Net loan-loss provisions	(246)
Other income	(12)

Profit before taxes	1,245

Tax on profit	(258)

Profit from continuing operations	987

Net profit from discontinued operations	—

Consolidated profit	987

Minority interests	32

Attributable profit to the Group	955

*	Including dividends, income from equity-accounted method and other operating income/expenses

September 30,
31.12.11
Balance sheet
Customer loans**	37,801
Trading portfolio (w/o loans)	5,812
Available-for-sale financial assets	11,665
Due from credit institutions**	1,376
Intangible assets and property and equipment	816
Other assets	2,876

Total assets/liabilities & shareholders’ equity	60,345

Customer deposits**	46,178
Marketable debt securities**	—
Subordinated debt**	441
Insurance liabilities	—
Due to credit institutions**	5,183
Other liabilities	3,134
Shareholders’ equity***	5,409

Other customer funds under management	8,586

Mutual funds	7,789
Pension funds	—
Managed portfolios	797
Savings-insurance policies	—

Customer funds under management	55,205

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Retail Poland (BZ WBK)

Million polish zloty

	September 30,	September 30,	September 30,
	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	483	499	543

Net fees	349	339	330
Gains (losses) on financial transactions	78	106	55
Other operating income*	71	(8)	(9)

Gross income	980	936	919

Operating expenses	(449)	(421)	(463)
General administrative expenses	(413)	(386)	(426)
Personnel	(239)	(237)	(261)
Other general administrative expenses	(174)	(149)	(166)
Depreciation and amortisation	(36)	(35)	(37)

Net operating income	531	515	457

Net loan-loss provisions	(62)	(95)	(90)
Other income	(2)	(5)	(5)

Profit before taxes	468	415	362

Tax on profit	(82)	(85)	(91)

Profit from continuing operations	386	330	272

Net profit from discontinued operations	—	—	—

Consolidated profit	386	330	272

Minority interests	15	9	8

Attributable profit to the Group	370	321	264

* Including dividends, income from equity-accounted method and other operating income/expenses

	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	34,554	36,204	37,801
Trading portfolio (w/o loans)	3,671	4,337	5,812
Available-for-sale financial assets	12,539	11,624	11,665
Due from credit institutions**	855	1,806	1,376
Intangible assets and property and equipment	1,206	1,149	816
Other assets	3,285	4,309	2,876

Total assets/liabilities & shareholders’ equity	56,109	59,429	60,345

Customer deposits**	40,770	43,769	46,178
Marketable debt securities**	—	—	—
Subordinated debt**	398	441	441
Insurance liabilities	—	—	—
Due to credit institutions**	7,182	7,123	5,183
Other liabilities	2,376	2,705	3,134
Shareholders’ equity***	5,383	5,392	5,409

Other customer funds under management	10,928	9,212	8,586

Mutual funds	9,748	8,316	7,789
Pension funds	—	—	—
Managed portfolios	1,180	896	797
Savings-insurance policies	—	—	—

Customer funds under management	52,095	53,422	55,205

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom

Million euros

	September 30,	September 30,	September 30,		September 30,
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	4,176	4,766	(590)		(12.4)

Net fees	1,070	1,027	44		4.3
Gains (losses) on financial transactions	405	462	(57)		(12.4)
Other operating income*	26	30	(4)		(12.8)

Gross income	5,678	6,285	(607)		(9.7)

Operating expenses	(2,554)	(2,549)	(5)		0.2
General administrative expenses	(2,203)	(2,241)	37		(1.7)
Personnel	(1,391)	(1,295)	(96)		7.4
Other general administrative expenses	(812)	(946)	134		(14.1)
Depreciation and amortisation	(351)	(309)	(42)		13.6

Net operating income	3,123	3,735	(612)		(16.4)

Net loan-loss provisions	(585)	(930)	345		(37.1)
Other income	(972)	(105)	(866)		822.7

Profit before taxes	1,567	2,700	(1,133)		(42.0)

Tax on profit	(422)	(734)	313		(42.6)

Profit from continuing operations	1,145	1,965	(820)		(41.7)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	1,145	1,965	(820)		(41.7)

Minority interests	0	0	(0)		(99.5)

Attributable profit to the Group	1,145	1,965	(820)		(41.7)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	252,154	233,856	18,298		7.8
Trading portfolio (w/o loans)	41,440	45,187	(3,747)		(8.3)
Available-for-sale financial assets	55	204	(149)		(73.0)
Due from credit institutions**	19,672	29,137	(9,465)		(32.5)
Intangible assets and property and equipment	2,288	2,323	(35)		(1.5)
Other assets	39,833	42,063	(2,230)		(5.3)

Total assets/liabilities & shareholders’ equity	355,443	352,769	2,673		0.8

Customer deposits**	194,318	184,548	9,770		5.3
Marketable debt securities**	70,504	64,326	6,179		9.6
Subordinated debt**	8,260	8,143	116		1.4
Insurance liabilities	—	1	(1)		(100.0)
Due to credit institutions**	31,178	54,179	(23,000)		(42.5)
Other liabilities	38,330	29,811	8,519		28.6
Shareholders’ equity***	12,852	11,762	1,090		9.3

Other customer funds under management	15,744	14,369	1,375		9.6

Mutual funds	15,744	14,369	1,375		9.6
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	288,826	271,386	17,440		6.4

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE**	9.15	21.25	(12.10	p.)
Efficiency ratio (with amortisations)	45.0	40.6	4.4	p.
NPL ratio	1.86	1.76	0.10	p.
NPL coverage	38	46	(8	p.)
Number of employees (direct & indirect)	26,295	23,649	2,646		11.2
Number of branches	1,379	1,416	(37)		(2.6)

United Kingdom

Million euros

	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX	XXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	1,161	1,207	1,232	1,165	1,110	1,021	1,013	1,032

Net fees	249	272	270	236	232	294	278	267
Gains (losses) on financial transactions	133	134	113	82	157	130	87	31
Other operating income*	6	6	6	11	6	6	5	9

Gross income	1,549	1,620	1,621	1,495	1,505	1,450	1,383	1,339

Operating expenses	(613)	(651)	(652)	(632)	(651)	(626)	(625)	(653)
General administrative expenses	(538)	(571)	(578)	(554)	(560)	(538)	(535)	(570)
Personnel	(307)	(335)	(335)	(317)	(342)	(326)	(353)	(371)
Other general administrative expenses	(231)	(236)	(243)	(236)	(218)	(211)	(182)	(200)
Depreciation and amortisation	(76)	(80)	(74)	(78)	(91)	(88)	(90)	(83)

Net operating income	936	968	969	862	854	825	759	686

Net loan-loss provisions	(268)	(262)	(221)	(179)	(138)	(133)	(161)	(154)
Other income	(5)	(2)	(10)	(89)	(45)	(879)	(30)	(17)

Profit before taxes	663	704	739	594	671	(187)	568	515

Tax on profit	(181)	(180)	(216)	(158)	(180)	43	(157)	(128)

Profit from continuing operations	482	524	523	436	491	(144)	411	388

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	482	524	523	436	491	(144)	411	388

Minority interests	0	0	0	0	(0)	0	(0)	0

Attributable profit to the Group	482	524	523	436	491	(144)	411	388

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	223,115	243,687	233,694	233,856	228,887	222,384	235,140	252,154
Trading portfolio (w/o loans)	46,078	49,731	51,969	45,187	40,965	46,625	49,693	41,440
Available-for-sale financial assets	908	987	942	204	36	48	1,108	55
Due from credit institutions**	33,311	22,402	37,912	29,137	32,981	28,860	36,776	19,672
Intangible assets and property and equipment	1,427	1,527	1,457	2,323	2,253	2,197	2,237	2,288
Other assets	23,114	41,476	42,281	42,063	47,514	47,292	43,549	39,833

Total assets/liabilities & shareholders’ equity	327,954	359,809	368,255	352,769	352,637	347,406	368,502	355,443

Customer deposits**	168,679	185,811	180,490	184,548	180,381	182,338	187,141	194,318
Marketable debt securities**	60,459	66,180	70,657	64,326	62,944	71,936	70,042	70,504
Subordinated debt**	8,703	9,395	8,364	8,143	7,352	7,283	7,939	8,260
Insurance liabilities	2	1	1	1	1	1	—	—
Due to credit institutions**	53,338	57,176	54,402	54,179	63,155	44,269	50,793	31,178
Other liabilities	29,373	33,160	41,453	29,811	26,358	29,385	39,947	38,330
Shareholders’ equity***	7,399	8,084	12,889	11,762	12,446	12,194	12,640	12,852

Other customer funds under management	11,923	13,203	13,704	14,369	14,204	14,532	14,686	15,744

Mutual funds	11,923	13,203	13,704	14,369	14,204	14,532	14,686	15,744
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	249,763	274,590	273,214	271,386	264,881	276,089	279,808	288,826

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	1.88	1.85	1.77	1.76	1.75	1.82	1.88	1.86
NPL coverage	46	46	48	46	45	41	40	38

Spread (Retail Banking)	1.99	1.99	2.03	2.03	2.04	1.97	1.96	1.99

Spread loans	2.05	2.13	2.20	2.28	2.34	2.35	2.42	2.49
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)	(0.45)	(0.50)

United Kingdom

Million pound sterling

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	3,622	4,084	(462)	(11.3)

Net fees	929	880	49	5.5
Gains (losses) on financial transactions	352	396	(45)	(11.3)
Other operating income*	23	26	(3)	(11.7)

Gross income	4,925	5,386	(461)	(8.6)

Operating expenses	(2,216)	(2,185)	(31)	1.4
General administrative expenses	(1,911)	(1,920)	9	(0.5)
Personnel	(1,207)	(1,110)	(97)	8.7
Other general administrative expenses	(704)	(810)	106	(13.1)
Depreciation and amortisation	(304)	(265)	(40)	15.0

Net operating income	2,710	3,201	(492)	(15.4)

Net loan-loss provisions	(508)	(797)	289	(36.3)
Other income	(843)	(90)	(753)	834.0

Profit before taxes	1,359	2,314	(955)	(41.3)

Tax on profit	(366)	(629)	264	(41.9)

Profit from continuing operations	993	1,684	(691)	(41.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	993	1,684	(691)	(41.0)

Minority interests	0	0	(0)	(99.5)

Attributable profit to the Group	993	1,684	(691)	(41.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	September 30,	September 30,	September 30,	September 30,
			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	210,625	201,292	9,333	4.6
Trading portfolio (w/o loans)	34,615	38,894	(4,280)	(11.0)
Available-for-sale financial assets	46	175	(130)	(73.8)
Due from credit institutions**	16,432	25,080	(8,647)	(34.5)
Intangible assets and property and equipment	1,911	2,000	(88)	(4.4)
Other assets	33,272	36,205	(2,933)	(8.1)

Total assets/liabilities & shareholders’ equity	296,901	303,646	(6,745)	(2.2)

Customer deposits**	162,314	158,850	3,464	2.2
Marketable debt securities**	58,892	55,368	3,524	6.4
Subordinated debt**	6,899	7,009	(110)	(1.6)
Insurance liabilities	—	1	(1)	(100.0)
Due to credit institutions**	26,043	46,634	(20,591)	(44.2)
Other liabilities	32,017	25,660	6,357	24.8
Shareholders’ equity***	10,735	10,124	612	6.0

Other customer funds under management	13,151	12,368	783	6.3

Mutual funds	13,151	12,368	783	6.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	241,256	233,596	7,661	3.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom

Million pound sterling

	00000	00000	00000	00000	00000	00000	00000	00000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	1,030	1,028	1,025	1,001	948	902	889	884

Net fees	221	232	224	203	198	258	244	229
Gains (losses) on financial transactions	118	114	93	71	134	115	77	26
Other operating income*	5	6	5	10	5	6	4	8

Gross income	1,375	1,380	1,348	1,284	1,285	1,280	1,215	1,146

Operating expenses	(544)	(555)	(542)	(543)	(556)	(552)	(548)	(559)
General administrative expenses	(477)	(487)	(481)	(476)	(478)	(475)	(470)	(489)
Personnel	(272)	(286)	(279)	(273)	(292)	(288)	(309)	(318)
Other general administrative expenses	(205)	(201)	(202)	(203)	(186)	(187)	(160)	(171)
Depreciation and amortisation	(67)	(68)	(61)	(67)	(77)	(77)	(79)	(71)

Net operating income	830	825	805	741	729	728	666	586

Net loan-loss provisions	(237)	(223)	(182)	(154)	(118)	(117)	(141)	(132)
Other income	(5)	(1)	(8)	(76)	(39)	(764)	(29)	(11)

Profit before taxes	588	600	615	511	572	(153)	496	443

Tax on profit	(160)	(153)	(180)	(136)	(154)	35	(137)	(110)

Profit from continuing operations	428	447	435	375	419	(118)	359	334

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	428	447	435	375	419	(118)	359	334

Minority interests	0	0	0	0	(0)	0	(0)	0

Attributable profit to the Group	428	447	435	374	419	(118)	359	334

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	198,528	199,202	200,965	201,292	202,267	200,713	203,784	210,625
Trading portfolio (w/o loans)	41,000	40,652	44,691	38,894	36,201	42,081	43,066	34,615
Available-for-sale financial assets	808	807	810	175	32	43	960	46
Due from credit institutions**	29,640	18,312	32,602	25,080	29,146	26,048	31,872	16,432
Intangible assets and property and equipment	1,270	1,248	1,253	2,000	1,991	1,983	1,938	1,911
Other assets	20,567	33,905	36,359	36,205	41,988	42,684	37,742	33,272

Total assets/liabilities & shareholders’ equity	291,813	294,126	316,681	303,646	311,625	313,551	319,362	296,901

Customer deposits**	150,091	151,891	155,212	158,850	159,403	164,569	162,186	162,314
Marketable debt securities**	53,796	54,099	60,761	55,368	55,624	64,926	60,702	58,892
Subordinated debt**	7,744	7,680	7,193	7,009	6,497	6,573	6,881	6,899
Insurance liabilities	2	1	1	1	1	1	—	—
Due to credit institutions**	47,461	46,739	46,783	46,634	55,810	39,955	44,019	26,043
Other liabilities	26,136	27,107	35,647	25,660	23,293	26,521	34,620	32,017
Shareholders’ equity***	6,584	6,609	11,084	10,124	10,999	11,006	10,954	10,735

Other customer funds under management	10,609	10,793	11,785	12,368	12,552	13,116	12,728	13,151

Mutual funds	10,609	10,793	11,785	12,368	12,552	13,116	12,728	13,151
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	222,239	224,463	234,950	233,596	234,075	249,184	242,496	241,256

**     Including all on-balance sheet balances for this item

***     Not including profit of the year

Latin America

Million euros

	0000000000	0000000000	0000000000		0000000000
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	16,473	14,678	1,795		12.2

Net fees	4,992	4,661	331		7.1
Gains (losses) on financial transactions	1,067	1,410	(344)		(24.4)
Other operating income*	(90)	(74)	(16)		22.0

Gross income	22,442	20,676	1,766		8.5

Operating expenses	(8,909)	(7,971)	(938)		11.8
General administrative expenses	(7,984)	(7,193)	(790)		11.0
Personnel	(4,456)	(3,955)	(501)		12.7
Other general administrative expenses	(3,528)	(3,238)	(290)		9.0
Depreciation and amortisation	(925)	(778)	(148)		19.0

Net operating income	13,533	12,705	828		6.5

Net loan-loss provisions	(5,447)	(4,687)	(760)		16.2
Other income	(1,029)	(747)	(282)		37.7

Profit before taxes	7,057	7,271	(214)		(2.9)

Tax on profit	(1,654)	(1,693)	39		(2.3)

Profit from continuing operations	5,402	5,578	(175)		(3.1)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	5,402	5,578	(175)		(3.1)

Minority interests	738	850	(111)		(13.1)

Attributable profit to the Group	4,664	4,728	(64)		(1.4)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	139,867	127,268	12,599		9.9
Trading portfolio (w/o loans)	31,705	31,580	125		0.4
Available-for-sale financial assets	26,186	30,697	(4,511)		(14.7)
Due from credit institutions**	19,181	21,632	(2,450)		(11.3)
Intangible assets and property and equipment	4,312	4,880	(568)		(11.6)
Other assets	53,594	57,186	(3,592)		(6.3)

Total assets/liabilities & shareholders’ equity	274,845	273,243	1,603		0.6

Customer deposits**	134,078	137,848	(3,770)		(2.7)
Marketable debt securities**	23,253	15,376	7,877		51.2
Subordinated debt**	6,015	5,683	332		5.8
Insurance liabilities	—	9,515	(9,515)		(100.0)
Due to credit institutions**	46,813	38,103	8,710		22.9
Other liabilities	45,170	45,913	(743)		(1.6)
Shareholders’ equity***	19,516	20,805	(1,289)		(6.2)

Other customer funds under management	69,902	77,180	(7,278)		(9.4)

Mutual funds	55,829	61,621	(5,792)		(9.4)
Pension funds	—	(0)	0		(100.0)
Managed portfolios	14,073	14,800	(728)		(4.9)
Savings-insurance policies	—	758	(758)		(100.0)

Customer funds under management	233,248	236,087	(2,838)		(1.2)

** Includingall on-balance sheet balances for this item

*** Notincluding profit of the year

Ratios (%) and other data
ROE	21.78	22.30	(0.5	2p.)
Efficiency ratio (with amortisations)	39.7	38.6	1.	1p.
NPL ratio	4.32	4.11	0.2	1p.
NPL coverage	97	104		(7p.)
Number of employees (direct & indirect)	91,887	89,526	2,36	1	2.6
Number of branches	6,046	5,882	16	4	2.8

Latin America

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	3,355	3,712	3,768	3,843	3,988	4,053	4,137	4,294

Net fees	1,045	1,190	1,209	1,217	1,256	1,264	1,266	1,207
Gains (losses) on financial transactions	330	290	433	358	308	401	251	108
Other operating income*	3	(1)	(39)	(36)	(4)	(38)	(16)	(32)

Gross income	4,733	5,191	5,371	5,382	5,548	5,679	5,639	5,576

Operating expenses	(1,773)	(2,021)	(2,081)	(2,096)	(2,142)	(2,163)	(2,254)	(2,351)
General administrative expenses	(1,606)	(1,828)	(1,886)	(1,873)	(1,926)	(1,938)	(2,021)	(2,099)
Personnel	(862)	(991)	(1,026)	(1,076)	(1,094)	(1,083)	(1,120)	(1,158)
Other general administrative expenses	(743)	(837)	(860)	(797)	(831)	(855)	(901)	(941)
Depreciation and amortisation	(167)	(192)	(196)	(223)	(216)	(225)	(233)	(252)

Net operating income	2,960	3,170	3,289	3,286	3,407	3,516	3,385	3,225

Net loan-loss provisions	(1,237)	(1,247)	(1,057)	(1,146)	(1,251)	(1,474)	(1,535)	(1,187)
Other income	(257)	(195)	(232)	(63)	(227)	(278)	(211)	(312)

Profit before taxes	1,466	1,728	2,000	2,077	1,929	1,764	1,639	1,725

Tax on profit	(278)	(391)	(459)	(566)	(456)	(383)	(415)	(400)

Profit from continuing operations	1,188	1,337	1,541	1,511	1,473	1,381	1,224	1,325

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,188	1,337	1,541	1,511	1,473	1,381	1,224	1,325

Minority interests	186	216	238	209	203	193	153	189

Attributable profit to the Group	1,002	1,121	1,303	1,302	1,270	1,188	1,071	1,136

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	102,150	116,605	117,909	127,268	124,691	132,095	131,288	139,867
Trading portfolio (w/o loans)	27,574	36,326	34,487	31,580	28,754	35,839	36,144	31,705
Available-for-sale financial assets	27,601	30,209	27,263	30,697	31,659	34,417	26,604	26,186
Due from credit institutions**	20,595	22,964	23,121	21,632	21,288	22,667	24,282	19,181
Intangible assets and property and equipment	4,129	4,500	4,393	4,880	4,669	4,766	4,443	4,312
Other assets	42,463	46,951	50,868	57,186	58,413	60,547	55,828	53,594

Total assets/liabilities & shareholders’ equity	224,511	257,555	258,041	273,243	269,474	290,331	278,590	274,845

Customer deposits**	115,979	127,886	128,554	137,848	135,034	138,596	130,628	134,078
Marketable debt securities**	8,547	10,086	12,143	15,376	18,681	22,495	22,224	23,253
Subordinated debt**	5,213	5,827	5,357	5,683	5,586	5,864	5,658	6,015
Insurance liabilities	5,208	4,573	2,942	9,515	9,431	9,809	8,965	—
Due to credit institutions**	29,640	43,160	37,384	38,103	38,597	47,058	44,206	46,813
Other liabilities	38,361	43,538	50,053	45,913	39,616	44,823	46,931	45,170
Shareholders’ equity***	21,563	22,484	21,609	20,805	22,527	21,687	19,978	19,516

Other customer funds under management	68,533s	74,772	67,839	77,180	77,673	76,290	70,913	69,902

Mutual funds	54,446	58,546	52,377	61,621	63,588	62,433	56,691	55,829
Pension funds	—	(0)	—	(0)	(0)	—	—	—
Managed portfolios	13,948	16,005	15,239	14,800	13,252	12,973	13,515	14,073
Savings-insurance policies	140	220	223	758	833	884	707	—

Customer funds under management	198,272	218,571	213,892	236,087	236,975	243,244	229,422	233,248

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	4.18	4.13	4.15	4.11	4.01	4.20	4.10	4.32
NPL coverage	107	105	103	104	107	105	102	97

Latin America

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	22,902	19,416	3,486	18.0

Net fees	6,941	6,165	775	12.6
Gains (losses) on financial transactions	1,483	1,866	(382)	(20.5)
Other operating income*	(125)	(97)	(28)	28.3

Gross income	31,202	27,350	3,851	14.1

Operating expenses	(12,386)	(10,544)	(1,843)	17.5
General administrative expenses	(11,100)	(9,515)	(1,585)	16.7
Personnel	(6,195)	(5,232)	(963)	18.4
Other general administrative expenses	(4,905)	(4,283)	(622)	14.5
Depreciation and amortisation	(1,287)	(1,029)	(258)	25.1

Net operating income	18,815	16,807	2,009	12.0

Net loan-loss provisions	(7,574)	(6,200)	(1,373)	22.2
Other income	(1,430)	(988)	(442)	44.7

Profit before taxes	9,811	9,618	193	2.0

Tax on profit	(2,300)	(2,240)	(60)	2.7

Profit from continuing operations	7,511	7,378	133	1.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	7,511	7,378	133	1.8

Minority interests	1,027	1,124	(97)	(8.7)

Attributable profit to the Group	6,485	6,254	230	3.7

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	180,974	170,056	10,918	6.4
Trading portfolio (w/o loans)	41,023	42,197	(1,174)	(2.8)
Available-for-sale financial assets	33,882	41,017	(7,135)	(17.4)
Due from credit institutions**	24,819	28,904	(4,086)	(14.1)
Intangible assets and property and equipment	5,579	6,520	(941)	(14.4)
Other assets	69,346	76,412	(7,067)	(9.2)

Total assets/liabilities & shareholders’ equity	355,622	365,107	(9,485)	(2.6)

Customer deposits**	173,483	184,192	(10,709)	(5.8)
Marketable debt securities**	30,087	20,545	9,542	46.4
Subordinated debt**	7,783	7,593	190	2.5
Insurance liabilities	—	12,714	(12,714)	(100.0)
Due to credit institutions**	60,571	50,913	9,658	19.0
Other liabilities	58,446	61,349	(2,903)	(4.7)
Shareholders’ equity***	25,251	27,800	(2,548)	(9.2)

Other customer funds under management	90,446	103,128	(12,682)	(12.3)

Mutual funds	72,237	82,338	(10,101)	(12.3)
Pension funds	—	(0)	0	(100.0)
Managed portfolios	18,209	19,776	(1,567)	(7.9)
Savings-insurance policies	—	1,013	(1,013)	(100.0)

Customer funds under management	301,800	315,459	(13,659)	(4.3)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America

Million dollars

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	4,637	4,710	4,862	5,208	5,453	5,823	5,842	5,784

Net fees	1,444	1,512	1,560	1,650	1,717	1,816	1,788	1,620
Gains (losses) on financial transactions	455	364	561	485	421	572	355	135
Other operating income*	4	(2)	(52)	(48)	(5)	(54)	(22)	(44)

Gross income	6,540	6,584	6,932	7,295	7,586	8,158	7,963	7,495

Operating expenses	(2,450)	(2,567)	(2,687)	(2,840)	(2,928)	(3,108)	(3,182)	(3,169)
General administrative expenses	(2,219)	(2,323)	(2,434)	(2,539)	(2,633)	(2,785)	(2,853)	(2,828)
Personnel	(1,192)	(1,260)	(1,324)	(1,456)	(1,496)	(1,557)	(1,582)	(1,559)
Other general administrative expenses	(1,027)	(1,063)	(1,110)	(1,083)	(1,137)	(1,228)	(1,272)	(1,269)
Depreciation and amortisation	(230)	(244)	(253)	(301)	(295)	(322)	(328)	(341)

Net operating income	4,091	4,017	4,245	4,455	4,658	5,050	4,781	4,326

Net loan-loss provisions	(1,710)	(1,576)	(1,358)	(1,556)	(1,710)	(2,111)	(2,167)	(1,586)
Other income	(355)	(243)	(299)	(91)	(310)	(398)	(299)	(423)

Profit before taxes	2,026	2,198	2,587	2,808	2,637	2,541	2,315	2,317

Tax on profit	(384)	(500)	(594)	(762)	(624)	(553)	(586)	(537)

Profit from continuing operations	1,642	1,698	1,993	2,046	2,013	1,988	1,730	1,780

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,642	1,698	1,993	2,046	2,013	1,988	1,730	1,780

Minority interests	258	275	308	283	278	278	216	255

Attributable profit to the Group	1,384	1,423	1,685	1,762	1,736	1,710	1,513	1,526

*	Including dividends, income from equity-accounted method and other operating income/expenses

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	137,688	143,086	160,922	170,056	177,149	190,917	177,279	180,974
Trading portfolio (w/o loans)	37,167	44,576	47,068	42,197	40,851	51,798	48,805	41,023
Available-for-sale financial assets	37,203	37,069	37,208	41,017	44,978	49,743	35,923	33,882
Due from credit institutions**	27,759	28,179	31,555	28,904	30,244	32,761	32,788	24,819
Intangible assets and property and equipment	5,566	5,522	5,995	6,520	6,633	6,888	6,000	5,579
Other assets	57,236	57,613	69,425	76,412	82,987	87,509	75,385	69,346

Total assets/liabilities & shareholders’ equity	302,619	316,045	352,174	365,107	382,841	419,616	376,179	355,622

Customer deposits**	156,328	156,928	175,450	184,192	191,843	200,313	176,387	173,483
Marketable debt securities**	11,521	12,377	16,572	20,545	26,541	32,512	30,010	30,087
Subordinated debt**	7,026	7,151	7,311	7,593	7,936	8,475	7,639	7,783
Insurance liabilities	7,020	5,611	4,015	12,714	13,399	14,177	12,105	—
Due to credit institutions**	39,952	52,962	51,021	50,913	54,835	68,012	59,692	60,571
Other liabilities	51,707	53,426	68,313	61,349	56,283	64,783	63,372	58,446
Shareholders’ equity***	29,065	27,590	29,492	27,800	32,005	31,344	26,976	25,251

Other customer funds under management	92,376	91,752	92,586	103,128	110,350	110,262	95,753	90,446

Mutual funds	73,387	71,842	71,484	82,338	90,340	90,234	76,550	72,237
Pension funds	—	(0)	—	(0)	(0)	—	—	—
Managed portfolios	18,800	19,640	20,798	19,776	18,827	18,749	18,249	18,209
Savings-insurance policies	189	270	304	1,013	1,184	1,278	954	—

Customer funds under management	267,251	268,208	291,920	315,459	336,670	351,561	309,789	301,800

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results

Million euros

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Gross income		Net operating income		Attributable profit to the Group
	2011	Var. (%)	2011	Var. (%)	2011	Var. (%)

Brazil	15,940	11.3	9,963	10.6	2,610	(7.2)
Mexico	2,383	1.1	1,387	(3.3)	936	40.9
Chile	2,077	2.2	1,264	(2.5)	611	(9.0)
Argentina	926	12.3	472	4.7	287	(2.7)
Uruguay	172	1.6	40	(46.8)	20	(70.3)
Colombia	207	11.0	91	21.8	58	43.0
Puerto Rico	344	(5.3)	169	(9.3)	34	(10.1)
Rest	105	(24.3)	(15)	—	(24)	—

Subtotal	22,153	8.6	13,371	6.6	4,531	(1.2)

Santander Private Banking	289	2.2	162	(0.4)	133	(4.8)

Total	22,442	8.5	13,533	6.5	4,664	(1.4)

Latin America. Results

Million dollars

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Gross income		Net operating income		Attributable profit to the Group
	2011	Var. (%)	2011	Var. (%)	2011	Var. (%)

Brazil	22,162	17.0	13,852	16.3	3,629	(2.5)
Mexico	3,313	6.3	1,928	1.7	1,301	48.1
Chile	2,888	7.4	1,757	2.5	849	(4.4)
Argentina	1,287	18.0	657	10.1	399	2.2
Uruguay	239	6.7	56	(44.0)	28	(68.7)
Colombia	287	16.6	126	28.1	81	50.3
Puerto Rico	478	(0.5)	235	(4.6)	47	(5.6)
Rest	146	(20.4)	(21)	—	(34)	—

Subtotal	30,800	14.2	18,590	12.0	6,300	3.8

Santander Private Banking	402	7.4	225	4.7	185	0.1

Total	31,202	14.1	18,815	12.0	6,485	3.7

Brazil

Million euros

	September 30,	September 30,	September 30,		September 30,
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	12,061	10,461	1,601		15.3

Net fees	3,253	3,001	252		8.4
Gains (losses) on financial transactions	757	975	(219)		(22.4)
Other operating income*	(131)	(114)	(17)		15.2

Gross income	15,940	14,323	1,617		11.3

Operating expenses	(5,976)	(5,316)	(661)		12.4
General administrative expenses	(5,326)	(4,807)	(519)		10.8
Personnel	(2,927)	(2,592)	(335)		12.9
Other general administrative expenses	(2,399)	(2,215)	(184)		8.3
Depreciation and amortisation	(651)	(509)	(142)		27.9

Net operating income	9,963	9,007	956		10.6

Net loan-loss provisions	(4,508)	(3,709)	(799)		21.5
Other income	(1,102)	(746)	(355)		47.6

Profit before taxes	4,354	4,552	(198)		(4.3)

Tax on profit	(1,198)	(1,199)	1		(0.1)

Profit from continuing operations	3,156	3,353	(197)		(5.9)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	3,156	3,353	(197)		(5.9)

Minority interests	546	539	7		1.3

Attributable profit to the Group	2,610	2,814	(204)		(7.2)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	78,408	71,027	7,381		10.4
Trading portfolio (w/o loans)	12,994	11,529	1,466		12.7
Available-for-sale financial assets	18,422	21,257	(2,835)		(13.3)
Due from credit institutions**	8,490	10,863	(2,372)		(21.8)
Intangible assets and property and equipment	3,228	3,813	(585)		(15.3)
Other assets	36,612	41,775	(5,162)		(12.4)

Total assets/liabilities & shareholders’ equity	158,157	160,264	(2,107)		(1.3)

Customer deposits**	72,405	75,669	(3,264)		(4.3)
Marketable debt securities**	16,154	9,164	6,991		76.3
Subordinated debt**	4,515	4,372	144		3.3
Insurance liabilities	—	8,857	(8,857)		(100.0)
Due to credit institutions**	28,847	24,233	4,614		19.0
Other liabilities	25,795	26,362	(567)		(2.2)
Shareholders’ equity***	10,440	11,608	(1,167)		(10.1)

Other customer funds under management	42,785	48,727	(5,942)		(12.2)

Mutual funds	39,414	43,942	(4,528)		(10.3)
Pension funds	—	—	—		—
Managed portfolios	3,371	4,205	(834)		(19.8)
Savings-insurance policies	—	580	(580)		(100.0)

Customer funds under management	135,859	137,931	(2,072)		(1.5)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	23.26	22.93	0.33	p.
Efficiency ratio (with amortisations)	37.5	37.1	0.4	p.
NPL ratio	5.38	4.91	0.47	p.
NPL coverage	95	101	(5	p.)
Number of employees (direct & indirect)	54,265	53,900	365		0.7
Number of branches	3,775	3,702	73		2.0

Brazil

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	2,378	2,612	2,692	2,779	2,938	2,962	3,028	3,133

Net fees	671	768	789	773	810	840	826	778
Gains (losses) on financial transactions	179	209	289	298	195	277	219	66
Other operating income*	4	(19)	(46)	(54)	(17)	(59)	(30)	(25)

Gross income	3,232	3,571	3,725	3,796	3,926	4,019	4,043	3,951

Operating expenses	(1,178)	(1,341)	(1,393)	(1,403)	(1,450)	(1,454)	(1,505)	(1,567)
General administrative expenses	(1,070)	(1,219)	(1,263)	(1,255)	(1,303)	(1,295)	(1,342)	(1,387)
Personnel	(560)	(640)	(672)	(720)	(727)	(707)	(733)	(760)
Other general administrative expenses	(511)	(579)	(591)	(535)	(575)	(588)	(609)	(627)
Depreciation and amortisation	(108)	(122)	(131)	(148)	(148)	(159)	(163)	(180)

Net operating income	2,053	2,230	2,331	2,393	2,476	2,566	2,538	2,384

Net loan-loss provisions	(946)	(980)	(846)	(937)	(1,046)	(1,255)	(1,239)	(968)
Other income	(230)	(181)	(218)	(117)	(232)	(274)	(287)	(309)

Profit before taxes	877	1,069	1,267	1,339	1,199	1,037	1,012	1,106

Tax on profit	(174)	(262)	(335)	(429)	(309)	(251)	(301)	(337)

Profit from continuing operations	703	807	933	910	889	787	711	769

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	703	807	933	910	889	787	711	769

Minority interests	106	121	153	159	157	138	119	132

Attributable profit to the Group	597	686	780	751	732	649	592	637

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	56,616	64,495	65,064	71,027	69,447	73,320	71,736	78,408
Trading portfolio (w/o loans)	9,823	16,495	10,511	11,529	10,567	14,407	13,327	12,994
Available-for-sale financial assets	15,911	19,731	17,506	21,257	22,584	24,596	18,221	18,422
Due from credit institutions**	9,387	10,167	11,270	10,863	10,966	10,134	9,818	8,490
Intangible assets and property and equipment	3,119	3,470	3,419	3,813	3,679	3,773	3,469	3,228
Other assets	28,918	34,274	38,203	41,775	40,534	44,696	42,127	36,612

Total assets/liabilities & shareholders’ equity	123,775	148,631	145,973	160,264	157,776	170,927	158,697	158,157

Customer deposits**	63,066	71,466	73,829	75,669	75,605	78,188	71,211	72,405
Marketable debt securities**	4,675	5,540	6,596	9,164	11,780	14,553	15,379	16,154
Subordinated debt**	4,099	4,566	4,065	4,372	4,325	4,547	4,230	4,515
Insurance liabilities	4,697	3,960	2,333	8,857	8,679	8,980	8,178	—
Due to credit institutions**	13,390	26,551	21,239	24,233	22,091	27,218	24,777	28,847
Other liabilities	21,218	23,155	25,762	26,362	23,612	25,954	24,800	25,795
Shareholders’ equity***	12,631	13,393	12,149	11,608	11,684	11,488	10,123	10,440

Other customer funds under management	40,968	44,614	39,422	48,727	50,822	49,756	44,481	42,785

Mutual funds	37,526	40,476	35,300	43,942	46,705	45,397	40,623	39,414
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	3,442	4,084	4,062	4,205	3,568	3,791	3,449	3,371
Savings-insurance policies	—	55	60	580	549	567	410	—

Customer funds under management	112,807	126,186	123,912	137,931	142,533	147,043	135,300	135,859

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	5.04	5.01	4.97	4.91	4.85	5.05	5.05	5.38
NPL coverage	100	98	98	101	104	102	100	95

Spread (Retail Banking)	16.13	16.23	15.81	15.42	15.84	16.17	15.41	15.44

Spread loans	15.26	15.29	14.73	14.29	14.72	15.05	14.23	14.44
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12	1.18	1.00

Brazil

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	16,769	13,838	2,932	21.2

Net fees	4,523	3,970	553	13.9
Gains (losses) on financial transactions	1,052	1,290	(238)	(18.5)
Other operating income*	(183)	(151)	(32)	21.0

Gross income	22,162	18,947	3,215	17.0

Operating expenses	(8,309)	(7,031)	(1,278)	18.2
General administrative expenses	(7,405)	(6,359)	(1,046)	16.5
Personnel	(4,069)	(3,428)	(641)	18.7
Other general administrative expenses	(3,336)	(2,930)	(405)	13.8
Depreciation and amortisation	(904)	(673)	(232)	34.4

Net operating income	13,852	11,915	1,937	16.3

Net loan-loss provisions	(6,267)	(4,906)	(1,361)	27.7
Other income	(1,532)	(987)	(544)	55.1

Profit before taxes	6,054	6,022	32	0.5

Tax on profit	(1,666)	(1,586)	(79)	5.0

Profit from continuing operations	4,388	4,435	(47)	(1.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,388	4,435	(47)	(1.1)

Minority interests	760	713	46	6.5

Attributable profit to the Group	3,629	3,722	(93)	(2.5)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	101,452	94,907	6,546	6.9
Trading portfolio (w/o loans)	16,814	15,405	1,409	9.1
Available-for-sale financial assets	23,837	28,404	(4,567)	(16.1)
Due from credit institutions**	10,986	14,515	(3,529)	(24.3)
Intangible assets and property and equipment	4,177	5,095	(918)	(18.0)
Other assets	47,373	55,820	(8,447)	(15.1)

Total assets/liabilities & shareholders’ equity	204,639	214,144	(9,506)	(4.4)

Customer deposits**	93,685	101,108	(7,424)	(7.3)
Marketable debt securities**	20,902	12,245	8,657	70.7
Subordinated debt**	5,842	5,841	1	0.0
Insurance liabilities	—	11,835	(11,835)	(100.0)
Due to credit institutions**	37,325	32,380	4,945	15.3
Other liabilities	33,376	35,225	(1,849)	(5.2)
Shareholders’ equity***	13,509	15,510	(2,001)	(12.9)

Other customer funds under management	55,359	65,108	(9,749)	(15.0)

Mutual funds	50,997	58,715	(7,718)	(13.1)
Pension funds	—	—	—	—
Managed portfolios	4,362	5,618	(1,256)	(22.4)
Savings-insurance policies	—	775	(775)	(100.0)

Customer funds under management	175,788	184,303	(8,515)	(4.6)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil

Million dollars

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	3,286	3,313	3,474	3,765	4,018	4,256	4,275	4,220

Net fees	927	976	1,019	1,048	1,108	1,206	1,166	1,043
Gains (losses) on financial transactions	247	266	375	402	266	395	310	81
Other operating income*	6	(25)	(60)	(72)	(23)	(84)	(42)	(33)

Gross income	4,466	4,531	4,808	5,142	5,368	5,773	5,709	5,311

Operating expenses	(1,628)	(1,703)	(1,799)	(1,901)	(1,983)	(2,089)	(2,125)	(2,111)
General administrative expenses	(1,479)	(1,549)	(1,630)	(1,700)	(1,781)	(1,861)	(1,895)	(1,868)
Personnel	(774)	(814)	(868)	(973)	(994)	(1,017)	(1,034)	(1,024)
Other general administrative expenses	(706)	(735)	(762)	(727)	(787)	(844)	(860)	(845)
Depreciation and amortisation	(149)	(155)	(169)	(200)	(202)	(228)	(231)	(243)

Net operating income	2,838	2,827	3,009	3,241	3,385	3,684	3,584	3,199

Net loan-loss provisions	(1,308)	(1,240)	(1,088)	(1,271)	(1,430)	(1,796)	(1,749)	(1,292)
Other income	(318)	(226)	(282)	(162)	(317)	(392)	(405)	(418)

Profit before taxes	1,212	1,362	1,640	1,808	1,639	1,497	1,430	1,489

Tax on profit	(240)	(336)	(434)	(576)	(423)	(362)	(425)	(456)

Profit from continuing operations	972	1,025	1,206	1,232	1,216	1,134	1,005	1,033

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	972	1,025	1,206	1,232	1,216	1,134	1,005	1,033

Minority interests	146	154	198	215	215	199	168	178

Attributable profit to the Group	826	871	1,008	1,017	1,001	935	837	856

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	76,313	79,141	88,800	94,907	98,663	105,970	96,865	101,452
Trading portfolio (w/o loans)	13,240	20,240	14,346	15,405	15,012	20,822	17,996	16,814
Available-for-sale financial assets	21,447	24,212	23,892	28,404	32,085	35,548	24,604	23,837
Due from credit institutions**	12,653	12,476	15,381	14,515	15,580	14,647	13,257	10,986
Intangible assets and property and equipment	4,204	4,258	4,667	5,095	5,227	5,454	4,684	4,177
Other assets	38,979	42,058	52,139	55,820	57,586	64,600	56,883	47,373

Total assets/liabilities & shareholders’ equity	166,836	182,385	199,224	214,144	224,153	247,041	214,288	204,639

Customer deposits**	85,006	87,696	100,761	101,108	107,412	113,005	96,156	93,685
Marketable debt securities**	6,301	6,798	9,002	12,245	16,736	21,033	20,766	20,902
Subordinated debt**	5,525	5,603	5,548	5,841	6,145	6,572	5,711	5,842
Insurance liabilities	6,331	4,859	3,184	11,835	12,330	12,979	11,043	—
Due to credit institutions**	18,048	32,581	28,987	32,380	31,384	39,338	33,456	37,325
Other liabilities	28,600	28,414	35,160	35,225	33,546	37,511	33,488	33,376
Shareholders’ equity***	17,025	16,434	16,581	15,510	16,599	16,604	13,669	13,509

Other customer funds under management	55,221	54,746	53,803	65,108	72,203	71,912	60,063	55,359

Mutual funds	50,581	49,668	48,178	58,715	66,354	65,613	54,853	50,997
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	4,640	5,011	5,543	5,618	5,069	5,479	4,657	4,362
Savings-insurance policies	—	67	82	775	779	820	554	—

Customer funds under management	152,053	154,843	169,115	184,303	202,497	212,521	182,696	175,788

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil

Million brazilian real

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	28,035	24,333	3,701	15.2

Net fees	7,562	6,981	581	8.3
Gains (losses) on financial transactions	1,759	2,269	(510)	(22.5)
Other operating income*	(305)	(265)	(40)	15.1

Gross income	37,050	33,317	3,733	11.2

Operating expenses	(13,892)	(12,365)	(1,527)	12.3
General administrative expenses	(12,379)	(11,182)	(1,198)	10.7
Personnel	(6,803)	(6,029)	(774)	12.8
Other general administrative expenses	(5,577)	(5,153)	(424)	8.2
Depreciation and amortisation	(1,512)	(1,183)	(329)	27.8

Net operating income	23,158	20,953	2,206	10.5

Net loan-loss provisions	(10,477)	(8,627)	(1,850)	21.4
Other income	(2,560)	(1,736)	(824)	47.5

Profit before taxes	10,121	10,589	(468)	(4.4)

Tax on profit	(2,784)	(2,790)	5	(0.2)

Profit from continuing operations	7,336	7,799	(463)	(5.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	7,336	7,799	(463)	(5.9)

Minority interests	1,270	1,254	16	1.3

Attributable profit to the Group	6,066	6,545	(479)	(7.3)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	189,427	157,517	31,909	20.3
Trading portfolio (w/o loans)	31,393	25,567	5,826	22.8
Available-for-sale financial assets	44,507	47,142	(2,635)	(5.6)
Due from credit institutions**	20,512	24,090	(3,578)	(14.9)
Intangible assets and property and equipment	7,800	8,456	(657)	(7.8)
Other assets	88,452	92,644	(4,192)	(4.5)

Total assets/liabilities & shareholders’ equity	382,090	355,417	26,673	7.5

Customer deposits**	174,923	167,810	7,112	4.2
Marketable debt securities**	39,027	20,322	18,705	92.0
Subordinated debt**	10,908	9,695	1,213	12.5
Insurance liabilities	—	19,643	(19,643)	(100.0)
Due to credit institutions**	69,691	53,741	15,951	29.7
Other liabilities	62,318	58,463	3,855	6.6
Shareholders’ equity***	25,222	25,742	(520)	(2.0)

Other customer funds under management	103,364	108,061	(4,697)	(4.3)

Mutual funds	95,220	97,450	(2,230)	(2.3)
Pension funds	—	—	—	—
Managed portfolios	8,144	9,325	(1,180)	(12.7)
Savings-insurance policies	—	1,286	(1,286)	(100.0)

Customer funds under management	328,222	305,889	22,333	7.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil

Million brazilian real

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	5,920	5,939	6,075	6,400	6,696	6,799	6,974	7,565

Net fees	1,671	1,749	1,782	1,778	1,847	1,927	1,902	1,886
Gains (losses) on financial transactions	445	478	659	687	444	635	506	174
Other operating income*	11	(45)	(106)	(125)	(39)	(136)	(68)	(62)

Gross income	8,047	8,121	8,410	8,739	8,948	9,226	9,314	9,562

Operating expenses	(2,934)	(3,054)	(3,147)	(3,230)	(3,305)	(3,337)	(3,467)	(3,781)
General administrative expenses	(2,666)	(2,776)	(2,851)	(2,888)	(2,968)	(2,972)	(3,091)	(3,348)
Personnel	(1,394)	(1,459)	(1,518)	(1,658)	(1,657)	(1,623)	(1,687)	(1,835)
Other general administrative expenses	(1,272)	(1,318)	(1,333)	(1,230)	(1,311)	(1,349)	(1,404)	(1,513)
Depreciation and amortisation	(269)	(277)	(296)	(342)	(337)	(365)	(376)	(433)

Net operating income	5,113	5,068	5,263	5,509	5,643	5,889	5,846	5,781

Net loan-loss provisions	(2,357)	(2,222)	(1,894)	(2,156)	(2,383)	(2,878)	(2,854)	(2,362)
Other income	(573)	(404)	(492)	(267)	(528)	(628)	(660)	(744)

Profit before taxes	2,183	2,442	2,877	3,087	2,731	2,383	2,332	2,674

Tax on profit	(432)	(604)	(764)	(990)	(705)	(576)	(693)	(811)

Profit from continuing operations	1,751	1,838	2,114	2,096	2,027	1,807	1,639	1,864

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,751	1,838	2,114	2,096	2,027	1,807	1,639	1,864

Minority interests	263	276	347	367	358	317	274	321

Attributable profit to the Group	1,488	1,562	1,766	1,729	1,668	1,489	1,366	1,543

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	136,122	142,417	150,956	157,517	160,130	165,711	179,820	189,427
Trading portfolio (w/o loans)	23,617	36,423	24,387	25,567	24,365	32,561	33,407	31,393
Available-for-sale financial assets	38,255	43,570	40,615	47,142	52,074	55,588	45,674	44,507
Due from credit institutions**	22,570	22,450	26,147	24,090	25,286	22,905	24,610	20,512
Intangible assets and property and equipment	7,498	7,662	7,934	8,456	8,484	8,528	8,695	7,800
Other assets	69,529	75,684	88,635	92,644	93,462	101,018	105,599	88,452

Total assets/liabilities & shareholders’ equity	297,591	328,206	338,672	355,417	363,800	386,312	397,805	382,090

Customer deposits**	151,629	157,811	171,290	167,810	174,331	176,713	178,504	174,923
Marketable debt securities**	11,239	12,234	15,304	20,322	27,162	32,890	38,549	39,027
Subordinated debt**	9,855	10,082	9,432	9,695	9,974	10,276	10,603	10,908
Insurance liabilities	11,293	8,743	5,412	19,643	20,011	20,295	20,500	—
Due to credit institutions**	32,193	58,631	49,277	53,741	50,937	61,515	62,107	69,691
Other liabilities	51,014	51,131	59,771	58,463	54,445	58,658	62,167	62,318
Shareholders’ equity***	30,369	29,574	28,187	25,742	26,941	25,964	25,374	25,222

Other customer funds under management	98,500	98,517	91,463	108,061	117,186	112,453	111,501	103,364

Mutual funds	90,224	89,379	81,900	97,450	107,693	102,603	101,829	95,220
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	8,276	9,017	9,423	9,325	8,228	8,568	8,644	8,144
Savings-insurance policies	—	121	140	1,286	1,265	1,282	1,028	—

Customer funds under management	271,223	278,644	287,489	305,889	328,653	332,332	339,157	328,222

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico

Million euros

	000000	000000	000000		000000
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	1,680	1,614	65		4.1

Net fees	603	568	36		6.3
Gains (losses) on financial transactions	98	177	(78)		(44.3)
Other operating income*	1	(3)	4		—

Gross income	2,383	2,356	27		1.1

Operating expenses	(996)	(922)	(74)		8.0
General administrative expenses	(887)	(815)	(72)		8.9
Personnel	(466)	(430)	(36)		8.4
Other general administrative expenses	(422)	(385)	(36)		9.5
Depreciation and amortisation	(108)	(107)	(1)		1.2

Net operating income	1,387	1,434	(47)		(3.3)

Net loan-loss provisions	(337)	(469)	131		(28.0)
Other income	33	(29)	62		—

Profit before taxes	1,083	936	147		15.7

Tax on profit	(145)	(142)	(3)		2.2

Profit from continuing operations	938	794	144		18.1

Net profit from discontinued operations	—	—	—		—

Consolidated profit	938	794	144		18.1

Minority interests	2	130	(128)		(98.7)

Attributable profit to the Group	936	664	272		40.9

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	18,185	15,156	3,029		20.0
Trading portfolio (w/o loans)	12,171	13,004	(832)		(6.4)
Available-for-sale financial assets	3,410	3,716	(306)		(8.2)
Due from credit institutions**	4,463	4,478	(14)		(0.3)
Intangible assets and property and equipment	369	401	(31)		(7.8)
Other assets	4,253	4,394	(142)		(3.2)

Total assets/liabilities & shareholders’ equity	42,852	41,148	1,704		4.1

Customer deposits**	21,459	21,144	314		1.5
Marketable debt securities**	1,324	363	960		264.4
Subordinated debt**	—	—	—		—
Insurance liabilities	—	303	(303)		(100.0)
Due to credit institutions**	7,591	7,507	84		1.1
Other liabilities	8,715	7,840	875		11.2
Shareholders’ equity***	3,763	3,991	(228)		(5.7)

Other customer funds under management	9,432	10,114	(683)		(6.8)

Mutual funds	9,432	10,005	(574)		(5.7)
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	109	(109)		(100.0)

Customer funds under management	32,214	31,622	592		1.9

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	21.16	19.00	2.16	p.
Efficiency ratio (with amortisations)	41.8	39.1	2.7	p.
NPL ratio	1.82	1.84	(0.02	p.)
NPL coverage	176	215	(39	p.)
Number of employees (direct & indirect)	13,162	12,500	662		5.3
Number of branches	1,125	1,100	25		2.3

Mexico

Million euros

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	383	430	406	394	406	414	435	425

Net fees	134	149	144	141	159	147	154	143
Gains (losses) on financial transactions	64	34	68	12	49	61	(8)	(4)
Other operating income*	(7)	4	(5)	5	(0)	4	2	(4)

Gross income	574	617	613	552	614	625	584	560

Operating expenses	(211)	(234)	(236)	(241)	(231)	(241)	(253)	(270)
General administrative expenses	(187)	(204)	(210)	(213)	(204)	(214)	(227)	(243)
Personnel	(100)	(108)	(110)	(112)	(118)	(117)	(115)	(116)
Other general administrative expenses	(88)	(96)	(100)	(101)	(86)	(97)	(112)	(127)
Depreciation and amortisation	(24)	(30)	(26)	(27)	(27)	(27)	(27)	(27)

Net operating income	363	383	377	311	383	384	330	290

Net loan-loss provisions	(133)	(124)	(103)	(109)	(63)	(93)	(95)	(85)
Other income	(10)	(21)	(9)	10	(6)	(1)	60	(20)

Profit before taxes	220	239	265	213	314	290	295	184

Tax on profit	(31)	(52)	(45)	(14)	(57)	(59)	(50)	21

Profit from continuing operations	189	187	219	199	256	231	245	205

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	189	187	219	199	256	231	245	205

Minority interests	46	47	36	0	0	0	0	1

Attributable profit to the Group	142	140	183	198	256	230	245	205

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	12,546	14,334	14,346	15,156	15,907	17,722	17,477	18,185
Trading portfolio (w/o loans)	10,513	12,356	14,524	13,004	12,232	14,772	14,377	12,171
Available-for-sale financial assets	5,059	4,604	4,010	3,716	3,272	2,775	2,514	3,410
Due from credit institutions**	6,134	6,407	6,640	4,478	3,739	5,795	7,462	4,463
Intangible assets and property and equipment	399	407	372	401	382	374	339	369
Other assets	4,070	4,319	3,926	4,394	4,120	4,820	3,890	4,253

Total assets/liabilities & shareholders’ equity	38,721	42,427	43,816	41,148	39,651	46,257	46,058	42,852

Customer deposits**	17,777	19,317	19,356	21,144	20,528	20,824	19,615	21,459
Marketable debt securities**	416	485	378	363	1,202	2,209	1,504	1,324
Subordinated debt**	56	66	—	—	—	—	—	—
Insurance liabilities	260	320	295	303	415	456	428	—
Due to credit institutions**	8,617	7,804	8,615	7,507	5,873	9,460	10,009	7,591
Other liabilities	8,329	10,977	10,943	7,840	6,939	8,792	10,253	8,715
Shareholders’ equity***	3,266	3,459	4,230	3,991	4,693	4,516	4,248	3,763

Other customer funds under management	9,901	10,822	10,114	10,114	10,481	10,933	9,765	9,432

Mutual funds	9,801	10,709	10,009	10,005	10,257	10,698	9,545	9,432
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	100	112	105	109	224	235	220	—

Customer funds under management	28,150	30,690	29,848	31,622	32,211	33,966	30,884	32,214

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	1.86	1.77	2.20	1.84	1.58	2.45	1.78	1.82
NPL coverage	268	257	199	215	234	165	176	176

Spread (Retail Banking)	12.08	11.42	11.23	10.98	10.67	10.44	10.26	10.32

Spread loans	10.03	9.50	9.20	8.93	8.58	8.40	8.27	8.36
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04	1.99	1.96

Mexico

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	2,335	2,135	200	9.4

Net fees	839	751	88	11.7
Gains (losses) on financial transactions	137	234	(97)	(41.5)
Other operating income*	2	(4)	6	—

Gross income	3,313	3,116	197	6.3

Operating expenses	(1,384)	(1,219)	(165)	13.5
General administrative expenses	(1,234)	(1,078)	(156)	14.5
Personnel	(647)	(568)	(79)	13.9
Other general administrative expenses	(586)	(509)	(77)	15.0
Depreciation and amortisation	(151)	(142)	(9)	6.4

Net operating income	1,928	1,897	32	1.7

Net loan-loss provisions	(469)	(620)	151	(24.4)
Other income	46	(39)	84	—

Profit before taxes	1,505	1,238	267	21.6

Tax on profit	(202)	(188)	(14)	7.4

Profit from continuing operations	1,304	1,050	253	24.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,304	1,050	253	24.1

Minority interests	2	172	(169)	(98.6)

Attributable profit to the Group	1,301	879	423	48.1

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	23,530	20,252	3,278	16.2
Trading portfolio (w/o loans)	15,749	17,376	(1,627)	(9.4)
Available-for-sale financial assets	4,412	4,965	(553)	(11.1)
Due from credit institutions**	5,775	5,983	(208)	(3.5)
Intangible assets and property and equipment	478	535	(57)	(10.7)
Other assets	5,502	5,871	(369)	(6.3)

Total assets/liabilities & shareholders’ equity	55,446	54,982	464	0.8

Customer deposits**	27,765	28,253	(488)	(1.7)
Marketable debt securities**	1,713	485	1,227	252.9
Subordinated debt**	—	—	—	—
Insurance liabilities	—	404	(404)	(100.0)
Due to credit institutions**	9,822	10,031	(208)	(2.1)
Other liabilities	11,277	10,476	801	7.6
Shareholders’ equity***	4,869	5,333	(464)	(8.7)

Other customer funds under management	12,204	13,515	(1,311)	(9.7)

Mutual funds	12,204	13,369	(1,166)	(8.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	146	(146)	(100.0)

Customer funds under management	41,681	42,253	(572)	(1.4)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico

Million dollars

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	529	546	524	536	555	594	614	572

Net fees	185	189	186	191	218	212	217	191
Gains (losses) on financial transactions	88	41	88	17	67	87	(11)	(7)
Other operating income*	(10)	6	(7)	7	(0)	5	3	(6)

Gross income	793	782	791	751	839	898	824	751

Operating expenses	(292)	(297)	(305)	(326)	(316)	(346)	(358)	(365)
General administrative expenses	(259)	(259)	(271)	(289)	(279)	(307)	(320)	(328)
Personnel	(138)	(137)	(142)	(152)	(161)	(168)	(162)	(156)
Other general administrative expenses	(121)	(122)	(129)	(137)	(118)	(138)	(158)	(172)
Depreciation and amortisation	(33)	(38)	(34)	(37)	(37)	(39)	(38)	(36)

Net operating income	501	485	486	425	523	552	467	386

Net loan-loss provisions	(183)	(156)	(133)	(148)	(87)	(133)	(135)	(114)
Other income	(14)	(27)	(11)	13	(8)	(2)	84	(29)

Profit before taxes	304	303	342	290	429	417	417	242

Tax on profit	(43)	(66)	(59)	(20)	(78)	(85)	(70)	32

Profit from continuing operations	261	236	283	270	351	332	346	274

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	261	236	283	270	351	332	346	274

Minority interests	64	60	46	2	1	0	0	1

Attributable profit to the Group	197	177	237	268	350	332	346	273

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	16,910	17,589	19,579	20,252	22,599	25,614	23,599	23,530
Trading portfolio (w/o loans)	14,170	15,161	19,822	17,376	17,378	21,351	19,413	15,749
Available-for-sale financial assets	6,819	5,650	5,473	4,965	4,648	4,010	3,394	4,412
Due from credit institutions**	8,268	7,862	9,062	5,983	5,312	8,375	10,076	5,775
Intangible assets and property and equipment	538	500	507	535	542	540	458	478
Other assets	5,486	5,300	5,358	5,871	5,853	6,966	5,252	5,502

Total assets/liabilities & shareholders’ equity	52,192	52,062	59,801	54,982	56,332	66,856	62,192	55,446

Customer deposits**	23,962	23,704	26,418	28,253	29,165	30,097	26,486	27,765
Marketable debt securities**	561	595	516	485	1,708	3,193	2,032	1,713
Subordinated debt**	75	81	—	—	—	—	—	—
Insurance liabilities	350	392	403	404	590	659	578	—
Due to credit institutions**	11,615	9,576	11,757	10,031	8,344	13,673	13,515	9,822
Other liabilities	11,227	13,469	14,935	10,476	9,858	12,707	13,845	11,277
Shareholders’ equity***	4,402	4,245	5,773	5,333	6,668	6,528	5,736	4,869

Other customer funds under management	13,345	13,279	13,803	13,515	14,890	15,802	13,185	12,204

Mutual funds	13,210	13,142	13,660	13,369	14,573	15,462	12,889	12,204
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	135	138	143	146	318	340	297	—

Customer funds under management	37,943	37,659	40,737	42,253	45,763	49,092	41,702	41,681

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico

Million new mexican peso

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	28,978	26,958	2,020	7.5

Net fees	10,405	9,479	926	9.8
Gains (losses) on financial transactions	1,699	2,952	(1,253)	(42.5)
Other operating income*	24	(51)	75	—

Gross income	41,106	39,338	1,768	4.5

Operating expenses	(17,177)	(15,395)	(1,782)	11.6
General administrative expenses	(15,307)	(13,606)	(1,701)	12.5
Personnel	(8,034)	(7,174)	(860)	12.0
Other general administrative expenses	(7,273)	(6,432)	(841)	13.1
Depreciation and amortisation	(1,870)	(1,789)	(81)	4.5

Net operating income	23,929	23,943	(14)	(0.1)

Net loan-loss provisions	(5,819)	(7,827)	2,008	(25.7)
Other income	569	(486)	1,055	—

Profit before taxes	18,679	15,630	3,050	19.5

Tax on profit	(2,503)	(2,372)	(132)	5.6

Profit from continuing operations	16,176	13,258	2,918	22.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	16,176	13,258	2,918	22.0

Minority interests	30	2,167	(2,138)	(98.6)

Attributable profit to the Group	16,146	11,091	5,055	45.6

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	328,268	250,795	77,472	30.9
Trading portfolio (w/o loans)	219,709	215,180	4,529	2.1
Available-for-sale financial assets	61,549	61,487	62	0.1
Due from credit institutions**	80,569	74,092	6,477	8.7
Intangible assets and property and equipment	6,668	6,630	38	0.6
Other assets	76,764	72,713	4,051	5.6

Total assets/liabilities & shareholders’ equity	773,527	680,897	92,630	13.6

Customer deposits**	387,352	349,884	37,468	10.7
Marketable debt securities**	23,894	6,011	17,883	297.5
Subordinated debt**	—	—	—	—
Insurance liabilities	—	5,007	(5,007)	(100.0)
Due to credit institutions**	137,027	124,218	12,809	10.3
Other liabilities	157,321	129,732	27,590	21.3
Shareholders’ equity***	67,932	66,046	1,886	2.9

Other customer funds under management	170,252	167,368	2,884	1.7

Mutual funds	170,252	165,563	4,689	2.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	1,805	(1,805)	(100.0)

Customer funds under management	581,498	523,263	58,235	11.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico

Million new mexican peso

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	6,756	6,865	6,709	6,629	6,692	6,980	7,546	7,761

Net fees	2,360	2,369	2,383	2,367	2,626	2,487	2,674	2,619
Gains (losses) on financial transactions	1,129	507	1,118	198	812	1,022	(107)	(28)
Other operating income*	(127)	76	(85)	85	(4)	58	37	(67)

Gross income	10,119	9,816	10,124	9,279	10,125	10,547	10,149	10,285

Operating expenses	(3,724)	(3,726)	(3,904)	(4,040)	(3,812)	(4,062)	(4,389)	(4,913)
General administrative expenses	(3,306)	(3,250)	(3,469)	(3,581)	(3,362)	(3,603)	(3,925)	(4,417)
Personnel	(1,756)	(1,721)	(1,816)	(1,882)	(1,941)	(1,977)	(1,996)	(2,121)
Other general administrative expenses	(1,550)	(1,529)	(1,654)	(1,700)	(1,421)	(1,626)	(1,929)	(2,297)
Depreciation and amortisation	(419)	(476)	(435)	(459)	(451)	(460)	(465)	(496)

Net operating income	6,394	6,090	6,220	5,238	6,313	6,485	5,760	5,372

Net loan-loss provisions	(2,339)	(1,952)	(1,703)	(1,833)	(1,045)	(1,571)	(1,649)	(1,554)
Other income	(179)	(335)	(143)	171	(93)	(20)	1,015	(333)

Profit before taxes	3,876	3,803	4,374	3,576	5,175	4,894	5,126	3,485

Tax on profit	(548)	(836)	(749)	(238)	(945)	(997)	(869)	308

Profit from continuing operations	3,328	2,967	3,625	3,338	4,230	3,897	4,257	3,793

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	3,328	2,967	3,625	3,338	4,230	3,897	4,257	3,793

Minority interests	820	748	591	9	6	6	6	12

Attributable profit to the Group	2,508	2,219	3,034	3,329	4,224	3,891	4,251	3,780

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	208,977	225,558	245,681	250,795	269,266	300,865	324,961	328,268
Trading portfolio (w/o loans)	175,117	194,430	248,727	215,180	207,056	250,785	267,312	219,709
Available-for-sale financial assets	84,265	72,457	68,671	61,487	55,381	47,103	46,739	61,549
Due from credit institutions**	102,177	100,819	113,715	74,092	63,293	98,371	138,749	80,569
Intangible assets and property and equipment	6,649	6,411	6,366	6,630	6,461	6,344	6,303	6,668
Other assets	67,799	67,969	67,230	72,713	69,734	81,820	72,320	76,764

Total assets/liabilities & shareholders’ equity	644,984	667,643	750,392	680,897	671,191	785,288	856,384	773,527

Customer deposits**	296,120	303,977	331,494	349,884	347,496	353,517	364,709	387,352
Marketable debt securities**	6,937	7,634	6,472	6,011	20,349	37,501	27,974	23,894
Subordinated debt**	927	1,035	—	—	—	—	—	—
Insurance liabilities	4,325	5,030	5,052	5,007	7,026	7,746	7,962	—
Due to credit institutions**	143,533	122,800	147,535	124,218	99,415	160,598	186,106	137,027
Other liabilities	138,742	172,730	187,403	129,732	117,458	149,252	190,647	157,321
Shareholders’ equity***	54,399	54,437	72,435	66,046	79,447	76,674	78,988	67,932

Other customer funds under management	164,917	170,295	173,206	167,368	177,415	185,612	181,559	170,252

Mutual funds	163,250	168,527	171,407	165,563	173,631	181,618	177,476	170,252
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	1,668	1,769	1,800	1,805	3,784	3,994	4,083	—

Customer funds under management	468,902	482,943	511,173	523,263	545,260	576,630	574,241	581,498

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile

Million euros

	000000	000000	000000		000000
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	1,543	1,499	44		2.9

Net fees	422	411	11		2.7
Gains (losses) on financial transactions	77	90	(13)		(14.3)
Other operating income*	36	33	3		8.1

Gross income	2,077	2,033	45		2.2

Operating expenses	(814)	(737)	(77)		10.4
General administrative expenses	(724)	(651)	(73)		11.2
Personnel	(459)	(409)	(50)		12.2
Other general administrative expenses	(265)	(242)	(23)		9.4
Depreciation and amortisation	(89)	(85)	(4)		4.5

Net operating income	1,264	1,296	(32)		(2.5)

Net loan-loss provisions	(380)	(323)	(57)		17.6
Other income	40	31	10		31.8

Profit before taxes	924	1,003	(79)		(7.9)

Tax on profit	(126)	(155)	29		(18.9)

Profit from continuing operations	798	848	(50)		(5.9)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	798	848	(50)		(5.9)

Minority interests	187	177	10		5.9

Attributable profit to the Group	611	671	(61)		(9.0)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	25,709	25,732	(23)		(0.1)
Trading portfolio (w/o loans)	3,019	3,532	(513)		(14.5)
Available-for-sale financial assets	2,572	2,825	(253)		(9.0)
Due from credit institutions**	2,049	2,349	(300)		(12.8)
Intangible assets and property and equipment	350	374	(24)		(6.5)
Other assets	5,208	3,987	1,220		30.6

Total assets/liabilities & shareholders’ equity	38,906	38,799	107		0.3

Customer deposits**	20,175	18,108	2,067		11.4
Marketable debt securities**	5,601	5,590	10		0.2
Subordinated debt**	1,285	1,100	185		16.9
Insurance liabilities	—	332	(332)		(100.0)
Due to credit institutions**	4,851	5,567	(716)		(12.9)
Other liabilities	5,112	5,914	(803)		(13.6)
Shareholders’ equity***	1,882	2,187	(305)		(13.9)

Other customer funds under management	4,846	5,875	(1,028)		(17.5)

Mutual funds	4,846	5,806	(959)		(16.5)
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	69	(69)		(100.0)

Customer funds under management	31,908	30,674	1,234		4.0

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	25.43	30.01	(4.58	p.)
Efficiency ratio (with amortisations)	39.2	36.2	3.0	p.
NPL ratio	3.85	3.74	0.11	p.
NPL coverage	73	89	(15	p.)
Number of employees (direct & indirect)	12,089	11,595	494		4.3
Number of branches	499	504	(5)		(1.0)

Chile

Million euros

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	340	391	388	381	364	398	371	409

Net fees	91	102	104	113	110	110	103	99
Gains (losses) on financial transactions	42	11	23	13	31	29	6	11
Other operating income*	1	12	9	11	12	14	11	(2)

Gross income	475	516	524	518	516	551	492	518

Operating expenses	(162)	(188)	(189)	(197)	(192)	(203)	(212)	(206)
General administrative expenses	(142)	(166)	(169)	(174)	(169)	(181)	(190)	(184)
Personnel	(86)	(107)	(105)	(111)	(105)	(116)	(122)	(117)
Other general administrative expenses	(56)	(59)	(64)	(63)	(65)	(65)	(68)	(67)
Depreciation and amortisation	(20)	(22)	(20)	(23)	(23)	(22)	(23)	(22)

Net operating income	312	327	335	321	324	349	280	311

Net loan-loss provisions	(111)	(89)	(65)	(59)	(75)	(85)	(131)	(89)
Other income	(7)	8	(5)	35	2	3	21	14

Profit before taxes	195	246	265	297	251	266	170	237

Tax on profit	(29)	(36)	(29)	(60)	(43)	(26)	(19)	(37)

Profit from continuing operations	165	210	236	237	207	241	151	199

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	165	210	236	237	207	241	151	199

Minority interests	34	46	49	48	45	54	33	55

Attributable profit to the Group	132	164	187	189	162	187	118	145

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	20,313	22,470	23,587	25,732	24,562	25,555	25,176	25,709
Trading portfolio (w/o loans)	3,862	4,214	4,346	3,532	2,782	3,360	3,283	3,019
Available-for-sale financial assets	2,654	2,460	3,081	2,825	2,944	4,402	3,512	2,572
Due from credit institutions**	2,148	2,728	2,235	2,349	2,471	2,713	2,860	2,049
Intangible assets and property and equipment	353	349	348	374	332	332	326	350
Other assets	2,496	2,341	2,861	3,987	4,108	2,534	3,405	5,208

Total assets/liabilities & shareholders’ equity	31,825	34,561	36,458	38,799	37,198	38,895	38,563	38,906

Customer deposits**	14,934	16,666	16,674	18,108	18,353	18,829	19,305	20,175
Marketable debt securities**	3,191	3,887	4,929	5,590	5,462	5,558	5,174	5,601
Subordinated debt**	858	970	1,076	1,100	1,046	1,124	1,223	1,285
Insurance liabilities	229	271	292	332	314	349	333	—
Due to credit institutions**	5,692	5,598	4,607	5,567	4,207	5,063	4,874	4,851
Other liabilities	4,473	4,933	6,699	5,914	5,054	5,609	5,430	5,112
Shareholders’ equity***	2,449	2,236	2,181	2,187	2,761	2,364	2,224	1,882

Other customer funds under management	5,281	5,423	5,246	5,875	4,929	4,757	4,712	4,846

Mutual funds	5,241	5,370	5,189	5,806	4,868	4,675	4,635	4,846
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	40	53	57	69	61	82	77	—

Customer funds under management	24,264	26,946	27,925	30,674	29,791	30,267	30,414	31,908

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.36	3.31	3.58	3.74	3.80	3.65	3.63	3.85
NPL coverage	99	97	94	89	89	89	88	73

Spread (Retail Banking)	7.49	7.33	7.03	6.69	7.47	7.04	6.83	6.87

Spread loans	5.24	5.03	4.76	4.52	4.38	4.14	4.18	4.35
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90	2.65	2.52

Chile

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	2,145	1,983	162	8.2

Net fees	586	543	43	7.9
Gains (losses) on financial transactions	107	119	(12)	(9.9)
Other operating income*	50	44	6	13.6

Gross income	2,888	2,689	199	7.4

Operating expenses	(1,131)	(975)	(156)	16.0
General administrative expenses	(1,007)	(862)	(145)	16.9
Personnel	(638)	(541)	(97)	18.0
Other general administrative expenses	(368)	(320)	(48)	15.0
Depreciation and amortisation	(124)	(113)	(11)	9.9

Net operating income	1,757	1,714	43	2.5

Net loan-loss provisions	(528)	(427)	(101)	23.6
Other income	56	40	16	38.5

Profit before taxes	1,285	1,327	(43)	(3.2)

Tax on profit	(175)	(205)	30	(14.8)

Profit from continuing operations	1,110	1,122	(12)	(1.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,110	1,122	(12)	(1.1)

Minority interests	260	234	27	11.3

Attributable profit to the Group	849	888	(39)	(4.4)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	33,265	34,383	(1,118)	(3.3)
Trading portfolio (w/o loans)	3,907	4,720	(814)	(17.2)
Available-for-sale financial assets	3,328	3,774	(447)	(11.8)
Due from credit institutions**	2,651	3,138	(488)	(15.5)
Intangible assets and property and equipment	453	500	(47)	(9.4)
Other assets	6,739	5,328	1,411	26.5

Total assets/liabilities & shareholders’ equity	50,341	51,843	(1,503)	(2.9)

Customer deposits**	26,105	24,196	1,908	7.9
Marketable debt securities**	7,247	7,470	(223)	(3.0)
Subordinated debt**	1,663	1,470	193	13.2
Insurance liabilities	—	444	(444)	(100.0)
Due to credit institutions**	6,277	7,438	(1,162)	(15.6)
Other liabilities	6,614	7,903	(1,289)	(16.3)
Shareholders’ equity***	2,435	2,923	(487)	(16.7)

Other customer funds under management	6,271	7,850	(1,579)	(20.1)

Mutual funds	6,271	7,758	(1,487)	(19.2)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	92	(92)	(100.0)

Customer funds under management	41,285	40,986	299	0.7

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile

Million dollars

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	470	496	500	516	498	571	524	552

Net fees	126	129	135	153	150	158	146	133
Gains (losses) on financial transactions	58	12	30	19	42	42	9	15
Other operating income*	1	16	12	15	16	21	16	(3)
Gross income	656	654	677	703	706	791	695	696
Operating expenses	(224)	(239)	(244)	(267)	(263)	(291)	(300)	(278)
General administrative expenses	(197)	(211)	(219)	(235)	(231)	(260)	(268)	(248)
Personnel	(119)	(136)	(136)	(150)	(143)	(166)	(172)	(158)
Other general administrative expenses	(77)	(75)	(83)	(85)	(89)	(94)	(96)	(90)
Depreciation and amortisation	(28)	(28)	(26)	(32)	(31)	(31)	(32)	(30)

Net operating income	431	414	432	436	443	500	395	419

Net loan-loss provisions	(153)	(111)	(82)	(81)	(103)	(122)	(185)	(119)
Other income	(9)	11	(7)	46	2	5	30	19

Profit before taxes	269	314	343	401	343	382	241	319

Tax on profit	(41)	(46)	(38)	(81)	(59)	(38)	(27)	(51)

Profit from continuing operations	228	268	305	320	283	345	214	268

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	228	268	305	320	283	345	214	268

Minority interests	46	59	63	65	61	77	47	74

Attributable profit to the Group	182	209	242	255	222	267	166	194

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	27,380	27,572	32,192	34,383	34,896	36,934	33,996	33,265
Trading portfolio (w/o loans)	5,205	5,171	5,932	4,720	3,952	4,856	4,433	3,907
Available-for-sale financial assets	3,577	3,018	4,205	3,774	4,182	6,363	4,743	3,328
Due from credit institutions**	2,895	3,348	3,050	3,138	3,510	3,921	3,861	2,651
Intangible assets and property and equipment	475	428	474	500	471	479	440	453
Other assets	3,365	2,873	3,905	5,328	5,836	3,663	4,598	6,739

Total assets/liabilities & shareholders’ equity	42,897	42,410	49,758	51,843	52,848	56,215	52,071	50,341

Customer deposits**	20,130	20,450	22,756	24,196	26,074	27,213	26,068	26,105
Marketable debt securities**	4,301	4,770	6,727	7,470	7,760	8,033	6,986	7,247
Subordinated debt**	1,157	1,190	1,469	1,470	1,486	1,625	1,651	1,663
Insurance liabilities	308	333	399	444	447	505	449	—
Due to credit institutions**	7,672	6,870	6,287	7,438	5,977	7,317	6,581	6,277
Other liabilities	6,029	6,053	9,143	7,903	7,181	8,107	7,332	6,614
Shareholders’ equity***	3,301	2,744	2,977	2,923	3,923	3,416	3,003	2,435

Other customer funds under management	7,118	6,655	7,160	7,850	7,003	6,875	6,363	6,271

Mutual funds	7,065	6,590	7,082	7,758	6,916	6,757	6,259	6,271
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	54	65	78	92	87	118	104	—

Customer funds under management	32,705	33,065	38,112	40,986	42,323	43,746	41,068	41,285

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile

Million chilean peso

	000000	000000	000000	000000
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	1,036,799	1,010,200	26,599	2.6

Net fees	283,358	276,664	6,694	2.4
Gains (losses) on financial transactions	51,682	60,454	(8,773)	(14.5)
Other operating income*	24,189	22,437	1,753	7.8

Gross income	1,396,028	1,369,754	26,274	1.9

Operating expenses	(546,749)	(496,525)	(50,223)	10.1
General administrative expenses	(486,715)	(438,947)	(47,769)	10.9
Personnel	(308,617)	(275,694)	(32,923)	11.9
Other general administrative expenses	(178,099)	(163,252)	(14,846)	9.1
Depreciation and amortisation	(60,033)	(57,579)	(2,455)	4.3

Net operating income	849,280	873,229	(23,949)	(2.7)

Net loan-loss provisions	(255,366)	(217,666)	(37,700)	17.3
Other income	27,064	20,593	6,471	31.4

Profit before taxes	620,978	676,156	(55,178)	(8.2)

Tax on profit	(84,528)	(104,513)	19,984	(19.1)

Profit from continuing operations	536,449	571,643	(35,194)	(6.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	536,449	571,643	(35,194)	(6.2)

Minority interests	125,881	119,151	6,731	5.6

Attributable profit to the Group	410,568	452,493	(41,925)	(9.3)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	17,259,426	16,089,348	1,170,078	7.3
Trading portfolio (w/o loans)	2,026,907	2,208,774	(181,866)	(8.2)
Available-for-sale financial assets	1,726,478	1,766,125	(39,647)	(2.2)
Due from credit institutions**	1,375,240	1,468,583	(93,343)	(6.4)
Intangible assets and property and equipment	234,882	233,913	968	0.4
Other assets	3,496,311	2,493,273	1,003,038	40.2

Total assets/liabilities & shareholders’ equity	26,119,245	24,260,016	1,859,229	7.7

Customer deposits**	13,544,388	11,322,735	2,221,652	19.6
Marketable debt securities**	3,759,916	3,495,422	264,494	7.6
Subordinated debt**	863,006	687,851	175,154	25.5
Insurance liabilities	—	207,546	(207,546)	(100.0)
Due to credit institutions**	3,256,723	3,480,774	(224,050)	(6.4)
Other liabilities	3,431,580	3,697,996	(266,416)	(7.2)
Shareholders’ equity***	1,263,632	1,367,692	(104,059)	(7.6)

Other customer funds under management	3,253,601	3,673,419	(419,818)	(11.4)

Mutual funds	3,253,601	3,630,293	(376,692)	(10.4)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	43,126	(43,126)	(100.0)

Customer funds under management	21,420,910	19,179,427	2,241,483	11.7

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile

Million chilean peso

	00000000	00000000	00000000	00000000	00000000	00000000	00000000	00000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	244,170	263,631	255,238	247,161	239,912	268,387	247,164	281,336

Net fees	65,451	68,497	68,849	73,866	72,215	74,210	68,621	68,312
Gains (losses) on financial transactions	30,219	6,748	15,102	8,384	20,133	19,496	4,078	7,975
Other operating income*	590	8,598	6,137	7,111	7,932	9,753	7,524	(1,020)

Gross income	340,430	347,474	345,326	336,523	340,192	371,846	327,386	356,603

Operating expenses	(116,424)	(127,118)	(124,744)	(128,239)	(126,715)	(136,648)	(141,363)	(142,022)
General administrative expenses	(102,097)	(112,182)	(111,670)	(112,997)	(111,537)	(122,039)	(126,332)	(126,807)
Personnel	(61,980)	(72,207)	(69,475)	(72,032)	(68,859)	(78,016)	(80,953)	(80,790)
Other general administrative expenses	(40,117)	(39,975)	(42,195)	(40,966)	(42,679)	(44,023)	(45,380)	(46,017)
Depreciation and amortisation	(14,327)	(14,935)	(13,074)	(15,242)	(15,178)	(14,609)	(15,031)	(15,215)

Net operating income	224,007	220,357	220,582	208,284	213,478	235,198	186,023	214,581

Net loan-loss provisions	(79,655)	(59,113)	(41,511)	(37,386)	(49,410)	(57,574)	(87,269)	(61,113)
Other income	(4,763)	5,578	(3,630)	23,408	1,056	2,150	14,289	9,569

Profit before taxes	139,588	166,821	175,441	194,305	165,124	179,774	113,042	163,037

Tax on profit	(21,129)	(24,407)	(19,191)	(39,785)	(28,630)	(17,580)	(12,637)	(25,682)

Profit from continuing operations	118,459	142,414	156,250	154,520	136,494	162,195	100,406	137,355

Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	118,459	142,414	156,250	154,520	136,494	162,195	100,406	137,355

Minority interests	24,106	31,381	32,209	31,454	29,553	36,460	22,221	37,647

Attributable profit to the Group	94,353	111,032	124,041	123,066	106,940	125,735	78,184	99,709

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	14,400,683	15,011,786	15,598,568	16,089,348	16,779,549	17,312,815	17,716,827	17,259,426
Trading portfolio (w/o loans)	2,737,538	2,815,194	2,874,228	2,208,774	1,900,341	2,276,042	2,310,269	2,026,907
Available-for-sale financial assets	1,881,218	1,643,376	2,037,373	1,766,125	2,011,073	2,982,570	2,471,693	1,726,478
Due from credit institutions**	1,522,675	1,822,602	1,477,963	1,468,583	1,687,726	1,837,839	2,012,385	1,375,240
Intangible assets and property and equipment	249,913	232,911	229,898	233,913	226,689	224,592	229,232	234,882
Other assets	1,769,688	1,563,996	1,892,025	2,493,273	2,806,379	1,717,032	2,396,458	3,496,311

Total assets/liabilities & shareholders’ equity	22,561,716	23,089,865	24,110,055	24,260,016	25,411,757	26,350,891	27,136,863	26,119,245

Customer deposits**	10,587,234	11,134,231	11,026,419	11,322,735	12,537,904	12,756,046	13,585,435	13,544,388
Marketable debt securities**	2,261,850	2,596,900	3,259,387	3,495,422	3,731,600	3,765,250	3,640,664	3,759,916
Subordinated debt**	608,269	647,889	711,860	687,851	714,574	761,731	860,474	863,006
Insurance liabilities	162,235	181,090	193,391	207,546	214,729	236,550	234,117	—
Due to credit institutions**	4,035,116	3,740,100	3,046,373	3,480,774	2,873,973	3,429,883	3,429,901	3,256,723
Other liabilities	3,171,093	3,295,674	4,430,017	3,697,996	3,452,794	3,800,166	3,821,126	3,431,580
Shareholders’ equity**	1,735,919	1,493,979	1,442,607	1,367,692	1,886,182	1,601,266	1,565,146	1,263,632

Other customer funds under management	3,743,867	3,623,158	3,469,531	3,673,419	3,367,169	3,222,683	3,316,065	3,253,601

Mutual funds	3,715,689	3,587,894	3,431,628	3,630,293	3,325,336	3,167,316	3,261,897	3,253,601
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	28,178	35,264	37,903	43,126	41,833	55,367	54,168	—

Customer funds under management	17,201,221	18,002,179	18,467,198	19,179,427	20,351,248	20,505,709	21,402,638	21,420,910

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign

Million euros

	000000	000000	000000		000000
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	1,678	1,736	(57)		(3.3)

Net fees	374	408	(33)		(8.2)
Gains (losses) on financial transactions	190	29	161		560.8
Other operating income*	(55)	(66)	11		(17.3)

Gross income	2,188	2,106	82		3.9

Operating expenses	(976)	(937)	(39)		4.2
General administrative expenses	(863)	(832)	(31)		3.7
Personnel	(469)	(468)	(1)		0.3
Other general administrative expenses	(394)	(364)	(30)		8.1
Depreciation and amortisation	(113)	(105)	(8)		8.0

Net operating income	1,212	1,169	43		3.7

Net loan-loss provisions	(374)	(510)	136		(26.6)
Other income	(61)	(92)	30		(33.1)

Profit before taxes	776	567	209		36.9

Tax on profit	(250)	(143)	(107)		75.0

Profit from continuing operations	526	424	102		24.0

Net profit from discontinued operations	—	—	—		—

Consolidated profit	526	424	102		24.0

Minority interests	—	—	—		—

Attributable profit to the Group	526	424	102		24.0

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	40,194	36,724	3,470		9.4
Trading portfolio (w/o loans)	271	211	60		28.5
Available-for-sale financial assets	12,435	10,203	2,232		21.9
Due from credit institutions**	677	722	(45)		(6.3)
Intangible assets and property and equipment	480	507	(27)		(5.3)
Other assets	3,643	3,430	213		6.2

Total assets/liabilities & shareholders’ equity	57,700	51,797	5,903		11.4

Customer deposits**	36,884	32,007	4,877		15.2
Marketable debt securities**	1,653	1,945	(292)		(15.0)
Subordinated debt**	2,275	2,781	(506)		(18.2)
Insurance liabilities	—	—	—		—
Due to credit institutions**	9,934	9,567	368		3.8
Other liabilities	2,412	2,297	115		5.0
Shareholders’ equity***	4,542	3,200	1,341		41.9

Other customer funds under management	1	30	(29)		(98.0)

Mutual funds	—	—	—		—
Pension funds	—	—	—		—
Managed portfolios	1	30	(29)		(98.0)
Savings-insurance policies	—	—	—		—

Customer funds under management	40,812	36,763	4,049		11.0

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	12.96	14.87	(1.91	p.)
Efficiency ratio (with amortisations)	44.6	44.5	0.1	p.
NPL ratio	2.85	4.61	(1.76	p.)
NPL coverage	96	75	21	p.
Number of employees (direct & indirect)	8,968	8,647	321		3.7
Number of branches	723	721	2		0.3

Sovereign

Million euros

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	413	457	451	416	432	411	417	418

Net fees	96	112	105	95	93	96	100	85
Gains (losses) on financial transactions	6	(13)	14	22	37	27	39	87
Other operating income*	(16)	(18)	(17)	(16)	(16)	(16)	(12)	(11)

Gross income	498	538	553	517	546	518	545	579

Operating expenses	(219)	(236)	(242)	(239)	(237)	(227)	(239)	(272)
General administrative expenses	(193)	(210)	(216)	(213)	(213)	(198)	(210)	(242)
Personnel	(107)	(116)	(126)	(119)	(118)	(113)	(119)	(120)
Other general administrative expenses	(85)	(94)	(91)	(94)	(95)	(85)	(91)	(123)
Depreciation and amortisation	(27)	(26)	(25)	(26)	(24)	(29)	(30)	(30)

Net operating income	279	302	311	278	309	291	306	307

Net loan-loss provisions	(167)	(140)	(146)	(57)	(98)	(81)	(78)	(117)
Other income	(9)	(14)	5	(75)	(27)	(22)	(23)	11

Profit before taxes	104	147	170	146	184	187	204	201

Tax on profit	(35)	(44)	(49)	(15)	(56)	(60)	(66)	(69)

Profit from continuing operations	69	103	121	132	128	128	138	132

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	69	103	121	132	128	128	138	132

Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	69	103	121	132	128	128	138	132

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	38,441	39,849	35,565	36,724	35,850	35,407	37,936	40,194
Trading portfolio (w/o loans)	191	249	252	211	175	196	269	271
Available-for-sale financial assets	10,758	11,587	8,860	10,203	9,603	9,394	10,438	12,435
Due from credit institutions**	315	718	530	722	518	682	807	677
Intangible assets and property and equipment	438	481	464	507	494	504	555	480
Other assets	3,244	3,785	5,075	3,430	4,177	4,458	3,812	3,643

Total assets/liabilities & shareholders’ equity	53,387	56,669	50,745	51,797	50,817	50,641	53,817	57,700

Customer deposits**	31,352	33,837	30,291	32,007	33,190	32,776	35,141	36,884
Marketable debt securities**	12,652	13,864	1,834	1,945	1,499	1,751	1,617	1,653
Subordinated debt**	2,763	2,913	2,692	2,781	2,274	2,142	2,293	2,275
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	1,439	52	10,691	9,567	7,829	7,937	8,194	9,934
Other liabilities	2,272	2,729	2,289	2,297	1,911	2,009	2,231	2,412
Shareholders’ equity***	2,909	3,274	2,948	3,200	4,114	4,027	4,342	4,542

Other customer funds under management	229	92	54	30	19	14	3	1

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	229	92	54	30	19	14	3	1
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	46,996	50,706	34,871	36,763	36,983	36,682	39,054	40,812

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	5.14	5.11	4.80	4.61	4.15	3.76	3.22	2.85
NPL coverage	65	67	72	75	82	85	93	96

Spread (Retail Banking)	7.21	6.91	6.88	6.41	6.67	7.01	7.14	7.29

Spread loans	5.84	5.70	5.72	5.34	5.41	5.46	5.56	5.75
Spread deposits	1.37	1.21	1.16	1.07	1.26	1.55	1.58	1.54

Sovereign

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	2,334	2,296	38	1.6

Net fees	521	539	(19)	(3.5)
Gains (losses) on financial transactions	264	38	226	594.6
Other operating income*	(76)	(88)	12	(13.1)

Gross income	3,042	2,786	256	9.2

Operating expenses	(1,357)	(1,239)	(118)	9.5
General administrative expenses	(1,200)	(1,101)	(99)	9.0
Personnel	(653)	(619)	(34)	5.4
Other general administrative expenses	(547)	(482)	(66)	13.6
Depreciation and amortisation	(157)	(138)	(19)	13.5

Net operating income	1,685	1,547	139	9.0

Net loan-loss provisions	(520)	(675)	155	(22.9)
Other income	(85)	(121)	36	(29.7)

Profit before taxes	1,080	751	329	43.8

Tax on profit	(348)	(189)	(159)	84.0

Profit from continuing operations	732	561	170	30.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	732	561	170	30.3

Minority interests	—	—	—	—

Attributable profit to the Group	732	561	170	30.3

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Customer loans**	52,007	49,070	2,937	6.0
Trading portfolio (w/o loans)	351	282	69	24.4
Available-for-sale financial assets	16,089	13,633	2,456	18.0
Due from credit institutions**	875	964	(89)	(9.2)
Intangible assets and property and equipment	621	678	(57)	(8.3)
Other assets	4,713	4,583	130	2.8

Total assets/liabilities & shareholders’ equity	74,657	69,211	5,446	7.9

Customer deposits**	47,724	42,768	4,956	11.6
Marketable debt securities**	2,138	2,599	(460)	(17.7)
Subordinated debt**	2,944	3,716	(772)	(20.8)
Insurance liabilities	—	—	—	—
Due to credit institutions**	12,854	12,783	71	0.6
Other liabilities	3,121	3,069	52	1.7
Shareholders’ equity***	5,877	4,276	1,600	37.4

Other customer funds under management	1	40	(39)	(98.0)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	1	40	(39)	(98.0)
Savings-insurance policies	—	—	—	—

Customer funds under management	52,807	49,123	3,684	7.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign

Million dollars

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	570	580	581	565	591	591	589	562

Net fees	132	142	135	130	127	138	141	114
Gains (losses) on financial transactions	8	(17)	18	29	50	39	56	120
Other operating income*	(22)	(22)	(21)	(22)	(22)	(23)	(17)	(14)

Gross income	688	682	713	702	746	745	770	781

Operating expenses	(303)	(300)	(312)	(325)	(324)	(327)	(338)	(368)
General administrative expenses	(266)	(266)	(279)	(289)	(291)	(285)	(296)	(328)
Personnel	(148)	(147)	(162)	(161)	(161)	(163)	(168)	(161)
Other general administrative expenses	(118)	(119)	(117)	(128)	(130)	(123)	(129)	(167)
Depreciation and amortisation	(37)	(33)	(33)	(36)	(33)	(42)	(42)	(40)

Net operating income	385	382	401	378	422	418	432	413

Net loan-loss provisions	(230)	(175)	(189)	(81)	(134)	(117)	(111)	(158)
Other income	(12)	(18)	7	(99)	(36)	(32)	(33)	16

Profit before taxes	143	189	220	199	252	269	288	271

Tax on profit	(48)	(57)	(64)	(21)	(76)	(86)	(93)	(93)

Profit from continuing operations	95	132	157	178	176	183	195	177

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	95	132	157	178	176	183	195	177
Minority interests	—	—	—	—	—	—	—	—

Attributable profit to the Group	95	132	157	178	176	183	195	177

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	51,815	48,898	48,539	49,070	50,932	51,174	51,225	52,007
Trading portfolio (w/o loans)	258	306	344	282	249	283	363	351
Available-for-sale financial assets	14,500	14,218	12,092	13,633	13,643	13,578	14,095	16,089
Due from credit institutions**	425	881	723	964	736	985	1,090	875
Intangible assets and property and equipment	590	590	633	678	702	729	750	621
Other assets	4,373	4,644	6,926	4,583	5,934	6,443	5,147	4,713

Total assets/liabilities & shareholders’ equity	71,961	69,539	69,256	69,211	72,196	73,192	72,670	74,657

Customer deposits**	42,259	41,522	41,341	42,768	47,154	47,371	47,451	47,724
Marketable debt securities**	17,054	17,012	2,503	2,599	2,130	2,531	2,183	2,138
Subordinated debt**	3,724	3,575	3,674	3,716	3,231	3,096	3,096	2,944
Insurance liabilities	—	—	—	—	—	—	—	—
Due to credit institutions**	1,939	63	14,590	12,783	11,122	11,471	11,064	12,854
Other liabilities	3,063	3,348	3,124	3,069	2,715	2,903	3,012	3,121
Shareholders’ equity***	3,922	4,018	4,024	4,276	5,844	5,821	5,863	5,877

Other customer funds under management	309	112	73	40	27	20	4	1

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	309	112	73	40	27	20	4	1
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	63,346	62,221	47,591	49,123	52,542	53,017	52,735	52,807

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	(2,172)	(1,828)	(344)	18.8

Net fees	(16)	(40)	24	(60.3)
Gains (losses) on financial transactions	605	(142)	746	—
Dividends	57	64	(7)	(11.1)
Income from equity-accounted method	5	(2)	7	—
Other operating income/expenses	129	137	(8)	(6.1)

Gross income	(1,392)	(1,810)	418	(23.1)

Operating expenses	(838)	(822)	(16)	2.0
General administrative expenses	(733)	(689)	(44)	6.4
Personnel	(285)	(268)	(16)	6.1
Other general administrative expenses	(448)	(420)	(28)	6.6
Depreciation and amortisation	(105)	(133)	28	(20.9)

Net operating income	(2,230)	(2,632)	401	(15.2)

Net loan-loss provisions	37	(111)	149	—
Other income	(429)	(428)	(2)	0.4

Profit before taxes (w/o capital gains)	(2,623)	(3,171)	548	(17.3)

Tax on profit	440	867	(427)	(49.3)

Profit from continuing operations (w/o capital gains)	(2,183)	(2,304)	121	(5.3)

Net profit from discontinued operations	—	(13)	13	(100.0)

Consolidated profit (w/o capital gains)	(2,183)	(2,317)	134	(5.8)

Minority interests	(20)	(25)	6	(22.6)

Attributable profit to the Group (w/o capital gains)	(2,163)	(2,291)	128	(5.6)

Net extraordinary capital gains and provisions	(1,670)	—	(1,670)	—

Attributable profit to the Group	(3,833)	(2,291)	(1,542)	67.3

			Variation
	31.12.11	31.12.10	Amount	%
Balance sheet
Trading portfolio (w/o loans)	7,727	5,123	2,605	50.8
Available-for-sale financial assets	23,297	21,288	2,009	9.4
Investments	908	38	870	—
Goodwill	25,089	24,622	466	1.9
Liquidity lent to the Group	10,440	28,265	(17,825)	(63.1)
Capital assigned to Group areas	67,699	63,187	4,512	7.1
Other assets	101,749	64,806	36,943	57.0

Total assets/liabilities & shareholders’ equity	236,908	207,329	29,579	14.3

Customer deposits*	19,672	14,258	5,415	38.0
Marketable debt securities*	62,253	62,812	(559)	(0.9)
Subordinated debt	5,477	12,128	(6,651)	(54.8)
Other liabilities	72,391	47,709	24,682	51.7
Group capital and reserves**	77,115	70,423	6,692	9.5

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	87,402	89,198	(1,796)	(2.0)

* Including all on-balance sheet balances for this item ** Not including profit of the year

Resources
Number of employees (direct & indirect)	2,333	2,529	(196)	(7.8)

Corporate Activities

Million euros

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	(393)	(472)	(504)	(459)	(511)	(613)	(553)	(495)

Net fees	(2)	(10)	(21)	(8)	(4)	(4)	(2)	(6)
Gains (losses) on financial transactions	(55)	(73)	(97)	84	(74)	159	286	234
Dividends	6	24	12	22	4	17	20	15
Income from equity-accounted method	(1)	(1)	1	0	1	1	0	3
Other operating income/expenses	30	33	37	37	28	46	30	24

Gross income	(415)	(500)	(572)	(323)	(556)	(394)	(219)	(223)

Operating expenses	(227)	(193)	(209)	(193)	(245)	(207)	(203)	(183)
General administrative expenses	(188)	(167)	(172)	(162)	(212)	(179)	(173)	(169)
Personnel	(92)	(42)	(72)	(62)	(88)	(69)	(78)	(49)
Other general administrative expenses	(96)	(125)	(99)	(100)	(124)	(110)	(95)	(120)
Depreciation and amortisation	(39)	(26)	(38)	(31)	(33)	(28)	(30)	(14)

Net operating income	(643)	(692)	(781)	(516)	(801)	(601)	(422)	(406)

Net loan-loss provisions	(38)	(22)	(27)	(24)	(69)	87	22	(3)
Other income	(91)	(155)	(186)	4	(187)	(143)	(21)	(78)

Profit before taxes (w/o capital gains)	(771)	(869)	(995)	(536)	(1,056)	(657)	(422)	(487)

Tax on profit	216	314	210	127	222	63	55	101

Profit from continuing operations (w/o capital gains)	(555)	(555)	(784)	(409)	(834)	(594)	(367)	(387)

Net profit from discontinued operations	(10)	(0)	(0)	(3)	—	—	(19)	19

Consolidated profit (w/o capital gains)	(565)	(555)	(784)	(412)	(834)	(594)	(386)	(368)

Minority interests	(1)	(0)	2	(26)	0	4	(2)	(22)

Attributable profit to the Group (w/o capital gains)	(564)	(555)	(787)	(385)	(835)	(598)	(384)	(346)

Net extraordinary capital gains and provisions	—	—	—	—	—	—	—	(1,670)

Attributable profit to the Group	(564)	(555)	(787)	(385)	(835)	(598)	(384)	(2,016)

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Trading portfolio (w/o loans)	5,146	7,240	4,751	5,123	4,833	5,268	4,842	7,727
Available-for-sale financial assets	22,467	19,628	21,063	21,288	21,386	21,890	19,806	23,297
Investments	33	62	37	38	38	39	959	908
Goodwill	23,602	25,345	23,928	24,622	23,856	26,527	25,914	25,089
Liquidity lent to the Group	49,607	39,147	40,197	28,265	30,235	23,035	15,621	10,440
Capital assigned to Group areas	58,705	61,110	64,324	63,187	69,132	69,199	67,798	67,699
Other assets	79,940	70,172	67,356	64,806	74,185	72,618	91,989	101,749

Total assets/liabilities & shareholders’ equity	239,500	222,703	221,657	207,329	223,665	218,575	226,930	236,908

Customer deposits*	10,197	9,692	14,495	14,258	11,448	11,256	11,981	19,672
Marketable debt securities*	80,077	75,260	74,396	62,812	64,020	61,598	61,382	62,253
Subordinated debt	16,047	15,311	13,866	12,128	10,000	9,202	8,973	5,477
Other liabilities	59,295	52,739	50,114	47,709	59,385	61,182	69,612	72,391
Group capital and reserves***	73,883	69,702	68,786	70,423	78,812	75,337	74,982	77,115

Other customer funds under management	—	—	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—	—	—

Customer funds under management	106,321	100,262	102,757	89,198	85,469	82,056	82,336	87,402

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Spain

Million euros

	000000	000000	000000		000000
			Variation
	2011	2010	Amount		%
Income statement
Net interest income	5,736	5,745	(9)		(0.1)

Net fees	2,294	2,339	(45)		(1.9)
Gains (losses) on financial transactions	187	796	(609)		(76.5)
Other operating income*	364	345	19		5.5

Gross income	8,582	9,225	(643)		(7.0)

Operating expenses	(4,088)	(4,143)	55		(1.3)
General administrative expenses	(3,698)	(3,716)	18		(0.5)
Personnel	(2,417)	(2,424)	8		(0.3)
Other general administrative expenses	(1,281)	(1,291)	10		(0.8)
Depreciation and amortisation	(390)	(428)	38		(8.8)

Net operating income	4,494	5,082	(588)		(11.6)

Net loan-loss provisions	(2,469)	(2,173)	(296)		13.6
Other income	(405)	(123)	(283)		230.6

Profit before taxes	1,619	2,786	(1,167)		(41.9)

Tax on profit	(437)	(719)	282		(39.2)

Profit from continuing operations	1,182	2,067	(885)		(42.8)

Net profit from discontinued operations	—	—	—		—

Consolidated profit	1,182	2,067	(885)		(42.8)

Minority interests	33	59	(27)		(44.8)

Attributable profit to the Group	1,149	2,008	(859)		(42.8)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount		%
Balance sheet
Customer loans**	218,249	228,863	(10,614)		(4.6)
Trading portfolio (w/o loans)	68,791	48,860	19,931		40.8
Available-for-sale financial assets	15,229	13,837	1,392		10.1
Due from credit institutions**	17,849	23,946	(6,097)		(25.5)
Intangible assets and property and equipment	3,797	3,934	(136)		(3.5)
Other assets	13,916	12,145	1,771		14.6

Total assets/liabilities & shareholders’ equity	337,831	331,585	6,246		1.9

Customer deposits**	174,268	187,834	(13,566)		(7.2)
Marketable debt securities**	30,939	31,206	(267)		(0.9)
Subordinated debt**	856	1,736	(881)		(50.7)
Insurance liabilities	382	808	(426)		(52.7)
Due to credit institutions**	25,937	4,868	21,069		432.8
Other liabilities	85,559	85,389	170		0.2
Shareholders’ equity***	19,890	19,743	147		0.7

Other customer funds under management	41,197	49,313	(8,115)		(16.5)

Mutual funds	27,425	34,310	(6,885)		(20.1)
Pension funds	8,884	9,650	(765)		(7.9)
Managed portfolios	4,888	5,353	(465)		(8.7)
Savings-insurance policies	—	0	(0)		(100.0)

Customer funds under management	247,260	270,089	(22,829)		(8.5)

** Including all on-balance sheet balances for this item *** Not including profit of the year

Ratios (%) and other data
ROE	5.63	10.59	(4.96	p.)
Efficiency ratio (with amortisations)	47.6	44.9	2.7	p.
NPL ratio	5.49	4.24	1.25	p.
NPL coverage	45	58	(12	p.)
Number of employees (direct & indirect)	33,151	33,694	(543)		(1.6)
Number of branches	4,781	4,848	(67)		(1.4)

Spain

Million euros

	000000	000000	000000	000000	000000	000000	000000	000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	1,627	1,493	1,347	1,278	1,339	1,506	1,451	1,440

Net fees	631	585	578	544	621	607	573	493
Gains (losses) on financial transactions	285	205	129	177	227	(10)	(46)	16
Other operating income*	43	131	72	100	61	152	61	90

Gross income	2,586	2,414	2,126	2,100	2,248	2,256	2,038	2,039

Operating expenses	(1,022)	(1,035)	(1,032)	(1,055)	(1,027)	(1,028)	(1,018)	(1,015)
General administrative expenses	(922)	(929)	(929)	(936)	(929)	(927)	(919)	(923)
Personnel	(601)	(621)	(604)	(598)	(610)	(614)	(604)	(590)
Other general administrative expenses	(321)	(308)	(325)	(337)	(319)	(313)	(315)	(334)
Depreciation and amortisation	(100)	(106)	(103)	(119)	(98)	(101)	(99)	(92)

Net operating income	1,564	1,379	1,094	1,045	1,222	1,229	1,020	1,024

Net loan-loss provisions	(327)	(352)	(968)	(527)	(312)	(595)	(724)	(838)
Other income	(10)	(27)	(11)	(75)	(75)	(101)	(96)	(133)

Profit before taxes	1,227	1,001	115	443	835	532	199	53

Tax on profit	(335)	(272)	7	(119)	(226)	(132)	(51)	(27)

Profit from continuing operations	892	728	122	325	609	400	148	25

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	892	728	122	325	609	400	148	25

Minority interests	22	25	7	5	16	13	7	(3)

Attributable profit to the Group	870	704	115	320	593	387	141	29

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Balance sheet
Customer loans**	234,551	239,575	232,767	228,863	223,519	222,604	219,758	218,249
Trading portfolio (w/o loans)	56,654	59,725	64,286	48,860	42,230	47,412	66,688	68,791
Available-for-sale financial assets	17,136	15,193	17,091	13,837	14,620	14,691	12,156	15,229
Due from credit institutions**	56,388	57,802	65,992	23,946	21,569	17,480	16,323	17,849
Intangible assets and property and equipment	3,992	3,995	3,953	3,934	3,953	3,939	3,793	3,797
Other assets	15,046	13,635	13,326	12,145	8,320	9,805	8,094	13,916

Total assets/liabilities & shareholders’ equity	383,767	389,925	397,415	331,585	314,211	315,932	326,812	337,831

Customer deposits**	165,806	185,206	186,925	187,834	192,573	182,192	179,225	174,268
Marketable debt securities**	32,030	31,150	31,735	31,206	30,449	29,538	28,060	30,939
Subordinated debt**	1,752	1,788	1,749	1,736	1,216	1,237	859	856
Insurance liabilities	5,456	2,914	2,030	808	889	837	793	382
Due to credit institutions**	55,262	41,747	43,277	4,868	3,280	7,186	10,836	25,937
Other liabilities	104,918	107,767	112,762	85,389	65,245	74,231	86,898	85,559
Shareholders’ equity***	18,544	19,353	18,938	19,743	20,558	20,711	20,141	19,890

Other customer funds under management	59,773	55,221	54,235	49,313	46,795	45,276	42,244	41,197

Mutual funds	40,271	38,395	38,257	34,310	31,974	30,209	28,331	27,425
Pension funds	9,826	9,425	9,551	9,650	9,602	9,477	8,910	8,884
Managed portfolios	5,388	5,313	5,303	5,353	5,220	5,590	5,003	4,888
Savings-insurance policies	4,288	2,087	1,124	0	(0)	—	—	—

Customer funds under management	259,360	273,364	274,643	270,089	271,034	258,243	250,388	247,260

** Including all on-balance sheet balances for this item *** Not including profit of the year

Other information
NPL ratio	3.59	3.71	3.88	4.24	4.57	4.81	5.15	5.49
NPL coverage	68	64	65	58	53	49	46	45

Retail Banking

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	30,273	28,484	1,788	6.3

Net fees	8,933	8,062	871	10.8
Gains (losses) on financial transactions	1,106	1,337	(231)	(17.3)
Other operating income*	(420)	(256)	(164)	64.0

Gross income	39,892	37,628	2,264	6.0

Operating expenses	(17,076)	(15,540)	(1,536)	9.9
General administrative expenses	(15,243)	(13,926)	(1,318)	9.5
Personnel	(8,874)	(8,006)	(868)	10.8
Other general administrative expenses	(6,369)	(5,919)	(450)	7.6
Depreciation and amortisation	(1,832)	(1,614)	(218)	13.5

Net operating income	22,817	22,088	728	3.3

Net loan-loss provisions	(10,459)	(10,144)	(314)	3.1
Other income	(2,476)	(1,088)	(1,388)	127.6

Profit before taxes	9,882	10,857	(974)	(9.0)

Tax on profit	(2,382)	(2,618)	235	(9.0)

Profit from continuing operations	7,500	8,239	(739)	(9.0)

Net profit from discontinued operations	(24)	(14)	(11)	77.7

Consolidated profit	7,475	8,225	(750)	(9.1)

Minority interests	583	646	(63)	(9.8)

Attributable profit to the Group	6,893	7,579	(686)	(9.1)

* Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.12.11	31.12.10	Amount	%
Business volumes
Total assets	888,242	859,889	28,354	3.3
Customer loans	665,875	650,472	15,403	2.4
Customer deposits	532,029	513,418	18,610	3.6

Retail Banking

Million euros

	0000	0000	0000	0000	0000	0000	0000	0000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	6,928	7,169	7,298	7,090	7,383	7,543	7,559	7,787

Net fees	1,910	2,070	2,060	2,023	2,173	2,314	2,311	2,136
Gains (losses) on financial transactions	269	353	355	360	326	427	215	138
Other operating income*	(38)	(58)	(79)	(80)	(99)	(107)	(121)	(92)

Gross income	9,068	9,534	9,633	9,393	9,783	10,176	9,964	9,968

Operating expenses	(3,620)	(3,894)	(4,011)	(4,014)	(4,098)	(4,196)	(4,289)	(4,493)
General administrative expenses	(3,247)	(3,490)	(3,611)	(3,577)	(3,666)	(3,741)	(3,824)	(4,013)
Personnel	(1,859)	(1,999)	(2,069)	(2,079)	(2,156)	(2,186)	(2,243)	(2,289)
Other general administrative expenses	(1,388)	(1,491)	(1,542)	(1,498)	(1,510)	(1,555)	(1,581)	(1,724)
Depreciation and amortisation	(373)	(405)	(400)	(437)	(432)	(455)	(465)	(480)

Net operating income	5,448	5,640	5,621	5,380	5,685	5,980	5,675	5,476

Net loan-loss provisions	(2,447)	(2,441)	(2,880)	(2,376)	(2,131)	(2,671)	(2,886)	(2,771)
Other income	(286)	(248)	(219)	(334)	(389)	(1,284)	(362)	(440)

Profit before taxes	2,715	2,951	2,522	2,669	3,165	2,025	2,428	2,264

Tax on profit	(628)	(702)	(576)	(712)	(808)	(438)	(606)	(530)

Profit from continuing operations	2,087	2,249	1,946	1,956	2,357	1,587	1,822	1,734

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3	(22)

Consolidated profit	2,085	2,248	1,943	1,949	2,352	1,586	1,825	1,712

Minority interests	128	168	189	160	169	161	103	150

Attributable profit to the Group	1,957	2,080	1,754	1,789	2,183	1,426	1,722	1,563

* Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Business volumes
Total assets	836,085	900,570	892,082	859,889	851,363	867,858	875,473	888,242
Customer loans	620,265	655,547	643,611	650,472	644,262	647,713	656,400	665,875
Customer deposits	468,295	510,760	505,224	513,418	510,883	518,197	521,572	532,029

Retail Banking Continental Europe

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	9,791	9,093	698	7.7

Net fees	3,475	3,037	438	14.4
Gains (losses) on financial transactions	267	359	(91)	(25.5)
Other operating income*	(2)	53	(55)	—

Gross income	13,531	12,541	990	7.9

Operating expenses	(5,758)	(5,091)	(667)	13.1
General administrative expenses	(5,225)	(4,595)	(630)	13.7
Personnel	(3,226)	(2,893)	(334)	11.5
Other general administrative expenses	(1,999)	(1,702)	(296)	17.4
Depreciation and amortisation	(533)	(496)	(37)	7.5

Net operating income	7,772	7,450	323	4.3

Net loan-loss provisions	(4,092)	(3,986)	(106)	2.6
Other income	(422)	(152)	(270)	177.1

Profit before taxes	3,258	3,311	(53)	(1.6)

Tax on profit	(822)	(835)	13	(1.6)

Profit from continuing operations	2,436	2,476	(40)	(1.6)

Net profit from discontinued operations	(24)	(14)	(11)	77.7

Consolidated profit	2,412	2,462	(50)	(2.1)

Minority interests	110	90	20	21.9

Attributable profit to the Group	2,302	2,372	(70)	(3.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe

Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	2,398	2,267	2,253	2,174	2,309	2,529	2,488	2,465

Net fees	757	763	761	755	832	918	899	826
Gains (losses) on financial transactions	87	97	63	111	71	84	76	37
Other operating income*	9	22	12	10	(4)	27	(16)	(9)

Gross income	3,251	3,149	3,090	3,051	3,208	3,557	3,447	3,319

Operating expenses	(1,236)	(1,241)	(1,297)	(1,317)	(1,338)	(1,465)	(1,454)	(1,501)
General administrative expenses	(1,117)	(1,118)	(1,175)	(1,185)	(1,214)	(1,329)	(1,320)	(1,362)
Personnel	(710)	(711)	(735)	(736)	(760)	(828)	(822)	(816)
Other general administrative expenses	(406)	(407)	(440)	(448)	(454)	(501)	(497)	(546)
Depreciation and amortisation	(119)	(123)	(122)	(132)	(124)	(136)	(135)	(139)

Net operating income	2,016	1,908	1,792	1,734	1,870	2,092	1,993	1,818

Net loan-loss provisions	(756)	(795)	(1,455)	(981)	(658)	(989)	(1,153)	(1,292)
Other income	(23)	(40)	16	(106)	(82)	(118)	(104)	(118)

Profit before taxes	1,237	1,074	354	647	1,130	985	736	408

Tax on profit	(328)	(275)	(43)	(188)	(310)	(247)	(172)	(93)

Profit from continuing operations	909	799	310	458	820	738	563	316

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)	(0)	3	(22)

Consolidated profit	907	798	306	451	814	737	566	294

Minority interests	26	29	20	16	36	35	24	15

Attributable profit to the Group	882	769	287	435	778	703	542	279

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	5,042	5,092	(50)	(1.0)

Net fees	1,885	1,843	42	2.3
Gains (losses) on financial transactions	226	337	(111)	(32.9)
Other operating income*	(10)	41	(50)	—

Gross income	7,143	7,312	(170)	(2.3)

Operating expenses	(3,398)	(3,452)	54	(1.6)
General administrative expenses	(3,078)	(3,127)	50	(1.6)
Personnel	(2,025)	(2,055)	30	(1.5)
Other general administrative expenses	(1,053)	(1,072)	19	(1.8)
Depreciation and amortisation	(320)	(325)	5	(1.4)

Net operating income	3,745	3,860	(115)	(3.0)

Net loan-loss provisions	(2,358)	(2,159)	(199)	9.2
Other income	(364)	(104)	(259)	247.9

Profit before taxes	1,024	1,597	(573)	(35.9)

Tax on profit	(261)	(386)	126	(32.5)

Profit from continuing operations	763	1,211	(448)	(37.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	763	1,211	(448)	(37.0)

Minority interests	26	53	(28)	(51.9)

Attributable profit to the Group	737	1,157	(420)	(36.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain

Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	1,464	1,317	1,189	1,122	1,190	1,317	1,303	1,232

Net fees	488	467	453	435	485	486	468	446
Gains (losses) on financial transactions	75	83	59	120	78	68	51	28
Other operating income*	1	19	7	13	(3)	7	(10)	(3)

Gross income	2,028	1,887	1,708	1,689	1,751	1,878	1,812	1,702

Operating expenses	(859)	(862)	(861)	(871)	(852)	(854)	(845)	(847)
General administrative expenses	(780)	(782)	(780)	(786)	(774)	(772)	(765)	(767)
Personnel	(517)	(519)	(510)	(510)	(512)	(515)	(507)	(491)
Other general administrative expenses	(263)	(263)	(270)	(276)	(261)	(257)	(259)	(276)
Depreciation and amortisation	(79)	(80)	(80)	(85)	(79)	(82)	(80)	(80)

Net operating income	1,170	1,025	847	819	898	1,024	967	856

Net loan-loss provisions	(349)	(346)	(944)	(520)	(313)	(542)	(711)	(792)
Other income	(10)	(10)	(9)	(75)	(71)	(94)	(73)	(126)

Profit before taxes	810	669	(106)	224	515	388	183	(63)

Tax on profit	(221)	(181)	72	(56)	(136)	(89)	(43)	8

Profit from continuing operations	590	487	(34)	168	379	299	140	(55)

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	590	487	(34)	168	379	299	140	(55)

Minority interests	21	24	5	3	14	11	5	(5)

Attributable profit to the Group	569	464	(40)	164	365	288	135	(50)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	522	664	(142)	(21.4)

Net fees	271	288	(16)	(5.6)
Gains (losses) on financial transactions	(8)	34	(42)	—
Other operating income*	(1)	5	(7)	—

Gross income	785	991	(206)	(20.8)

Operating expenses	(492)	(501)	8	(1.6)
General administrative expenses	(426)	(432)	6	(1.3)
Personnel	(296)	(299)	3	(1.1)
Other general administrative expenses	(130)	(133)	2	(1.8)
Depreciation and amortisation	(66)	(69)	3	(3.8)

Net operating income	292	491	(198)	(40.4)

Net loan-loss provisions	(201)	(110)	(92)	83.7
Other income	(20)	21	(41)	—

Profit before taxes	71	402	(331)	(82.4)

Tax on profit	23	(58)	81	—

Profit from continuing operations	94	344	(250)	(72.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	94	344	(250)	(72.6)

Minority interests	(0)	0	(1)	—

Attributable profit to the Group	95	344	(249)	(72.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	176	171	161	156	154	136	117	114

Net fees	72	75	71	70	71	66	69	65
Gains (losses) on financial transactions	12	19	(0)	4	(1)	(5)	(4)	3
Other operating income*	3	3	0	(0)	1	0	2	(4)

Gross income	262	266	232	230	225	198	183	179

Operating expenses	(119)	(123)	(129)	(129)	(121)	(122)	(123)	(127)
General administrative expenses	(103)	(106)	(113)	(111)	(105)	(106)	(106)	(110)
Personnel	(71)	(74)	(78)	(76)	(73)	(73)	(74)	(75)
Other general administrative expenses	(32)	(32)	(35)	(35)	(32)	(32)	(32)	(35)
Depreciation and amortisation	(17)	(17)	(17)	(18)	(16)	(16)	(17)	(17)

Net operating income	143	143	103	101	104	77	60	52

Net loan-loss provisions	(15)	(42)	(44)	(8)	(33)	(39)	(46)	(84)
Other income	(8)	(0)	37	(8)	(8)	(14)	(19)	21

Profit before taxes	120	101	95	86	62	24	(4)	(11)

Tax on profit	(18)	(7)	(13)	(20)	(5)	(7)	8	28

Profit from continuing operations	101	94	82	66	57	17	3	17

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	101	94	82	66	57	17	3	17

Minority interests	0	(0)	0	0	0	(0)	(0)	(0)

Attributable profit to the Group	101	94	82	66	57	17	4	17

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.85	1.92	2.03	2.11	2.08	1.75	1.68	1.45

Spread loans	1.76	1.82	1.82	1.88	1.96	2.06	2.15	2.23
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)	(0.47)	(0.78)

Retail Banking United Kingdom

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	4,153	4,703	(550)	(11.7)

Net fees	942	907	35	3.9
Gains (losses) on financial transactions	10	(35)	45	—
Other operating income*	14	26	(12)	(47.8)

Gross income	5,118	5,601	(483)	(8.6)

Operating expenses	(2,306)	(2,336)	30	(1.3)
General administrative expenses	(1,959)	(2,030)	71	(3.5)
Personnel	(1,237)	(1,167)	(70)	6.0
Other general administrative expenses	(722)	(863)	142	(16.4)
Depreciation and amortisation	(347)	(306)	(41)	13.4

Net operating income	2,812	3,265	(453)	(13.9)
Net loan-loss provisions	(590)	(964)	374	(38.8)

Other income	(965)	(122)	(843)	690.0

Profit before taxes	1,257	2,179	(922)	(42.3)

Tax on profit	(369)	(615)	247	(40.1)

Profit from continuing operations	889	1,563	(675)	(43.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	889	1,563	(675)	(43.2)

Minority interests	0	0	(0)	(99.5)

Attributable profit to the Group	889	1,563	(674)	(43.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	1,147	1,178	1,225	1,153	1,105	1,018	1,005	1,024

Net fees	230	246	225	206	209	262	251	221
Gains (losses) on financial transactions	(3)	13	(1)	(44)	16	35	(7)	(34)
Other operating income*	6	6	6	7	4	4	2	4

Gross income	1,380	1,443	1,455	1,322	1,333	1,320	1,251	1,214
Operating expenses	(567)	(598)	(597)	(575)	(593)	(562)	(565)	(586)

General administrative expenses	(492)	(518)	(523)	(497)	(503)	(475)	(476)	(505)
Personnel	(282)	(299)	(303)	(283)	(306)	(288)	(313)	(330)
Other general administrative expenses	(209)	(219)	(220)	(214)	(197)	(187)	(163)	(175)
Depreciation and amortisation	(75)	(80)	(73)	(78)	(90)	(87)	(89)	(82)

Net operating income	814	845	858	747	740	758	687	628

Net loan-loss provisions	(270)	(255)	(238)	(201)	(139)	(128)	(159)	(165)
Other income	(6)	(9)	(9)	(98)	(43)	(874)	(28)	(20)

Profit before taxes	538	581	611	448	559	(245)	500	443

Tax on profit	(156)	(152)	(184)	(123)	(166)	49	(142)	(110)

Profit from continuing operations	382	429	427	325	393	(196)	358	333

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	382	429	427	325	393	(196)	358	333

Minority interests	0	0	0	0	(0)	0	(0)	0

Attributable profit to the Group	382	429	427	325	393	(196)	358	333

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.99	1.99	2.03	2.03	2.04	1.97	1.96	1.99

Spread loans	2.05	2.13	2.20	2.28	2.34	2.35	2.42	2.49
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)	(0.45)	(0.50)

Retail Banking United Kingdom

Million pound sterling

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	3,602	4,031	(428)	(10.6)

Net fees	817	777	40	5.2
Gains (losses) on financial transactions	8	(30)	38	—
Other operating income*	12	22	(11)	(47.2)

Gross income	4,440	4,800	(360)	(7.5)

Operating expenses	(2,001)	(2,002)	2	(0.1)
General administrative expenses	(1,700)	(1,740)	41	(2.3)
Personnel	(1,073)	(1,000)	(73)	7.3
Other general administrative expenses	(626)	(740)	114	(15.4)
Depreciation and amortisation	(301)	(262)	(39)	14.8

Net operating income	2,439	2,798	(358)	(12.8)

Net loan-loss provisions	(512)	(826)	314	(38.0)
Other income	(837)	(105)	(732)	699.7

Profit before taxes	1,090	1,867	(777)	(41.6)

Tax on profit	(320)	(527)	208	(39.4)

Profit from continuing operations	771	1,340	(569)	(42.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	771	1,340	(569)	(42.5)

Minority interests	0	0	(0)	(99.5)

Attributable profit to the Group	771	1,339	(569)	(42.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom

Million pound sterling

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	1,018	1,003	1,019	991	943	900	883	877

Net fees	204	209	187	177	178	231	220	189
Gains (losses) on financial transactions	(2)	11	(1)	(38)	14	30	(6)	(30)
Other operating income*	5	6	5	6	3	4	2	3

Gross income	1,225	1,229	1,210	1,136	1,138	1,164	1,099	1,039

Operating expenses	(503)	(509)	(496)	(494)	(506)	(496)	(496)	(502)
General administrative expenses	(436)	(441)	(435)	(427)	(430)	(420)	(418)	(433)
Personnel	(251)	(255)	(252)	(243)	(262)	(255)	(274)	(283)
Other general administrative expenses	(186)	(187)	(183)	(184)	(168)	(165)	(144)	(150)
Depreciation and amortisation	(67)	(68)	(61)	(67)	(77)	(77)	(78)	(70)

Net operating income	722	720	714	642	632	668	603	537

Net loan-loss provisions	(239)	(217)	(197)	(173)	(118)	(113)	(139)	(141)
Other income	(5)	(7)	(8)	(84)	(36)	(759)	(27)	(14)

Profit before taxes	478	495	509	385	477	(205)	437	381

Tax on profit	(139)	(129)	(154)	(106)	(141)	40	(124)	(95)

Profit from continuing operations	339	366	355	279	336	(164)	313	287

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	339	366	355	279	336	(164)	313	287

Minority interests	0	0	0	0	(0)	0	(0)	0

Attributable profit to the Group	339	366	355	279	336	(164)	313	287

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	14,694	12,977	1,717	13.2

Net fees	4,163	3,719	444	12.0
Gains (losses) on financial transactions	653	994	(342)	(34.4)
Other operating income*	(377)	(268)	(108)	40.4

Gross income	19,134	17,422	1,712	9.8

Operating expenses	(8,047)	(7,187)	(860)	12.0
General administrative expenses	(7,208)	(6,480)	(728)	11.2
Personnel	(3,946)	(3,483)	(462)	13.3
Other general administrative expenses	(3,262)	(2,996)	(266)	8.9
Depreciation and amortisation	(839)	(708)	(132)	18.6

Net operating income	11,087	10,235	852	8.3

Net loan-loss provisions	(5,418)	(4,687)	(730)	15.6
Other income	(1,027)	(721)	(306)	42.4

Profit before taxes	4,642	4,826	(184)	(3.8)

Tax on profit	(960)	(1,034)	73	(7.1)

Profit from continuing operations	3,682	3,793	(111)	(2.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,682	3,793	(111)	(2.9)

Minority interests	473	556	(83)	(14.9)

Attributable profit to the Group	3,209	3,237	(28)	(0.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	2,975	3,272	3,376	3,354	3,545	3,596	3,658	3,894

Net fees	828	952	972	967	1,045	1,044	1,065	1,009
Gains (losses) on financial transactions	179	259	282	275	204	284	109	55
Other operating income*	(36)	(69)	(81)	(82)	(82)	(123)	(95)	(76)

Gross income	3,945	4,414	4,548	4,515	4,713	4,802	4,737	4,882

Operating expenses	(1,601)	(1,822)	(1,878)	(1,885)	(1,933)	(1,944)	(2,033)	(2,138)
General administrative expenses	(1,449)	(1,647)	(1,699)	(1,685)	(1,738)	(1,741)	(1,821)	(1,908)
Personnel	(760)	(874)	(907)	(942)	(973)	(957)	(990)	(1,026)
Other general administrative expenses	(689)	(772)	(792)	(743)	(766)	(784)	(831)	(882)
Depreciation and amortisation	(152)	(175)	(179)	(201)	(195)	(203)	(212)	(230)

Net operating income	2,344	2,592	2,670	2,629	2,780	2,859	2,704	2,744

Net loan-loss provisions	(1,256)	(1,251)	(1,042)	(1,138)	(1,239)	(1,473)	(1,500)	(1,206)
Other income	(249)	(186)	(232)	(55)	(238)	(270)	(206)	(313)

Profit before taxes	839	1,155	1,396	1,436	1,303	1,116	998	1,226

Tax on profit	(110)	(233)	(302)	(389)	(280)	(187)	(229)	(264)

Profit from continuing operations	729	922	1,094	1,047	1,023	929	768	962

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	729	922	1,094	1,047	1,023	929	768	962

Minority interests	103	139	170	144	133	126	79	135

Attributable profit to the Group	626	783	925	903	890	803	689	827

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	20,430	17,167	3,263	19.0

Net fees	5,788	4,919	869	17.7
Gains (losses) on financial transactions	908	1,315	(408)	(31.0)
Other operating income*	(524)	(355)	(169)	47.5

Gross income	26,602	23,046	3,556	15.4

Operating expenses	(11,188)	(9,507)	(1,680)	17.7
General administrative expenses	(10,021)	(8,571)	(1,450)	16.9
Personnel	(5,486)	(4,608)	(878)	19.0
Other general administrative expenses	(4,535)	(3,964)	(572)	14.4
Depreciation and amortisation	(1,167)	(936)	(231)	24.6

Net operating income	15,415	13,539	1,875	13.9

Net loan-loss provisions	(7,532)	(6,201)	(1,332)	21.5
Other income	(1,428)	(954)	(474)	49.7

Profit before taxes	6,454	6,384	70	1.1

Tax on profit	(1,335)	(1,367)	32	(2.3)

Profit from continuing operations	5,119	5,017	102	2.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,119	5,017	102	2.0

Minority interests	657	735	(78)	(10.6)

Attributable profit to the Group	4,461	4,282	179	4.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America

Million dollars

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	4,111	4,151	4,357	4,548	4,847	5,167	5,166	5,250

Net fees	1,144	1,210	1,254	1,311	1,429	1,501	1,504	1,354
Gains (losses) on financial transactions	247	332	364	372	279	406	154	68
Other operating income*	(50)	(89)	(105)	(110)	(112)	(175)	(135)	(101)

Gross income	5,452	5,603	5,871	6,120	6,443	6,899	6,689	6,571

Operating expenses	(2,213)	(2,315)	(2,425)	(2,555)	(2,642)	(2,793)	(2,870)	(2,882)
General administrative expenses	(2,002)	(2,092)	(2,194)	(2,284)	(2,376)	(2,502)	(2,571)	(2,572)
Personnel	(1,050)	(1,111)	(1,171)	(1,276)	(1,330)	(1,376)	(1,398)	(1,382)
Other general administrative expenses	(952)	(980)	(1,023)	(1,008)	(1,047)	(1,126)	(1,173)	(1,190)
Depreciation and amortisation	(211)	(223)	(231)	(271)	(266)	(291)	(299)	(310)

Net operating income	3,239	3,289	3,446	3,566	3,801	4,106	3,819	3,689

Net loan-loss provisions	(1,735)	(1,580)	(1,338)	(1,547)	(1,694)	(2,109)	(2,117)	(1,613)
Other income	(344)	(231)	(299)	(81)	(326)	(387)	(292)	(424)

Profit before taxes	1,160	1,477	1,809	1,938	1,781	1,611	1,410	1,652

Tax on profit	(153)	(301)	(392)	(521)	(383)	(273)	(324)	(356)

Profit from continuing operations	1,007	1,176	1,417	1,417	1,398	1,338	1,086	1,296

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,007	1,176	1,417	1,417	1,398	1,338	1,086	1,296

Minority interests	142	178	220	195	182	181	112	182

Attributable profit to the Group	866	998	1,197	1,222	1,216	1,157	974	1,114

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	10,784	9,204	1,580	17.2

Net fees	2,713	2,370	343	14.5
Gains (losses) on financial transactions	470	855	(385)	(45.1)
Other operating income*	(306)	(216)	(90)	41.4

Gross income	13,660	12,212	1,448	11.9

Operating expenses	(5,513)	(4,907)	(606)	12.3
General administrative expenses	(4,919)	(4,437)	(482)	10.9
Personnel	(2,649)	(2,334)	(315)	13.5
Other general administrative expenses	(2,270)	(2,103)	(167)	8.0
Depreciation and amortisation	(594)	(470)	(124)	26.3

Net operating income	8,147	7,305	842	11.5

Net loan-loss provisions	(4,479)	(3,718)	(761)	20.5
Other income	(1,089)	(733)	(356)	48.6

Profit before taxes	2,579	2,855	(275)	(9.6)

Tax on profit	(670)	(732)	62	(8.4)

Profit from continuing operations	1,909	2,123	(214)	(10.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,909	2,123	(214)	(10.1)

Minority interests	321	317	5	1.4

Attributable profit to the Group	1,588	1,806	(218)	(12.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

Million euros

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	2,096	2,291	2,410	2,407	2,613	2,643	2,671	2,856

Net fees	527	606	625	613	682	686	696	648
Gains (losses) on financial transactions	140	226	221	267	127	215	92	36
Other operating income*	(23)	(60)	(64)	(69)	(65)	(112)	(73)	(56)

Gross income	2,740	3,063	3,192	3,218	3,357	3,433	3,387	3,483

Operating expenses	(1,095)	(1,239)	(1,285)	(1,289)	(1,339)	(1,337)	(1,386)	(1,451)
General administrative expenses	(994)	(1,126)	(1,164)	(1,152)	(1,205)	(1,192)	(1,236)	(1,285)
Personnel	(509)	(579)	(608)	(638)	(661)	(640)	(661)	(686)
Other general administrative expenses	(485)	(547)	(556)	(514)	(544)	(552)	(575)	(599)
Depreciation and amortisation	(100)	(113)	(121)	(136)	(134)	(145)	(150)	(165)

Net operating income	1,645	1,824	1,907	1,929	2,018	2,096	2,001	2,033

Net loan-loss provisions	(958)	(997)	(832)	(930)	(1,031)	(1,255)	(1,213)	(981)
Other income	(224)	(179)	(216)	(113)	(234)	(266)	(282)	(307)

Profit before taxes	463	648	858	886	753	575	506	745

Tax on profit	(62)	(145)	(225)	(300)	(179)	(104)	(152)	(235)

Profit from continuing operations	401	504	633	586	574	472	354	510

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	401	504	633	586	574	472	354	510

Minority interests	51	67	99	100	99	81	53	88

Attributable profit to the Group	350	437	534	486	475	391	301	422

* Including dividends, income from equity-accounted method and other operating income/expenses
Other information
Spread	16.13	16.23	15.81	15.42	15.84	16.17	15.41	15.44

Spread loans	15.26	15.29	14.73	14.29	14.72	15.05	14.23	14.44
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12	1.18	1.00

Retail Banking Brazil

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	14,993	12,175	2,817	23.1

Net fees	3,771	3,135	636	20.3
Gains (losses) on financial transactions	653	1,131	(478)	(42.3)
Other operating income*	(425)	(286)	(139)	48.6

Gross income	18,992	16,155	2,837	17.6

Operating expenses	(7,665)	(6,491)	(1,174)	18.1
General administrative expenses	(6,839)	(5,869)	(970)	16.5
Personnel	(3,683)	(3,087)	(595)	19.3
Other general administrative expenses	(3,156)	(2,781)	(375)	13.5
Depreciation and amortisation	(826)	(622)	(204)	32.7

Net operating income	11,327	9,664	1,663	17.2

Net loan-loss provisions	(6,227)	(4,918)	(1,309)	26.6
Other income	(1,514)	(970)	(545)	56.2

Profit before taxes	3,586	3,776	(190)	(5.0)

Tax on profit	(932)	(968)	36	(3.8)

Profit from continuing operations	2,655	2,808	(154)	(5.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,655	2,808	(154)	(5.5)

Minority interests	446	419	28	6.6

Attributable profit to the Group	2,208	2,390	(182)	(7.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

Million dollars

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	2,896	2,905	3,111	3,262	3,573	3,798	3,772	3,850

Net fees	728	770	807	831	932	986	983	870
Gains (losses) on financial transactions	194	291	286	360	174	305	131	43
Other operating income*	(32)	(77)	(84)	(93)	(89)	(159)	(103)	(74)

Gross income	3,786	3,888	4,121	4,360	4,590	4,931	4,783	4,688

Operating expenses	(1,513)	(1,573)	(1,659)	(1,746)	(1,831)	(1,922)	(1,957)	(1,955)
General administrative expenses	(1,374)	(1,430)	(1,502)	(1,562)	(1,648)	(1,714)	(1,746)	(1,732)
Personnel	(703)	(736)	(785)	(864)	(904)	(920)	(934)	(924)
Other general administrative expenses	(671)	(695)	(718)	(698)	(744)	(793)	(812)	(807)
Depreciation and amortisation	(139)	(143)	(157)	(184)	(183)	(208)	(211)	(223)

Net operating income	2,273	2,315	2,461	2,614	2,759	3,009	2,826	2,733

Net loan-loss provisions	(1,324)	(1,262)	(1,070)	(1,263)	(1,409)	(1,795)	(1,712)	(1,310)
Other income	(310)	(223)	(279)	(157)	(319)	(381)	(398)	(415)

Profit before taxes	640	830	1,112	1,194	1,030	833	716	1,008

Tax on profit	(86)	(188)	(293)	(402)	(245)	(151)	(215)	(320)

Profit from continuing operations	554	642	820	792	785	681	501	687

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	554	642	820	792	785	681	501	687

Minority interests	70	85	129	134	136	117	75	119

Attributable profit to the Group	483	557	691	658	649	565	426	568

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

Million brazilian real

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	25,065	21,410	3,655	17.1

Net fees	6,305	5,513	792	14.4
Gains (losses) on financial transactions	1,091	1,988	(897)	(45.1)
Other operating income*	(711)	(504)	(208)	41.2

Gross income	31,750	28,408	3,343	11.8

Operating expenses	(12,814)	(11,415)	(1,399)	12.3
General administrative expenses	(11,433)	(10,320)	(1,113)	10.8
Personnel	(6,157)	(5,429)	(727)	13.4
Other general administrative expenses	(5,276)	(4,891)	(385)	7.9
Depreciation and amortisation	(1,381)	(1,094)	(287)	26.2

Net operating income	18,937	16,993	1,943	11.4

Net loan-loss provisions	(10,410)	(8,648)	(1,762)	20.4
Other income	(2,532)	(1,705)	(827)	48.5

Profit before taxes	5,995	6,641	(645)	(9.7)

Tax on profit	(1,557)	(1,702)	145	(8.5)

Profit from continuing operations	4,438	4,939	(501)	(10.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,438	4,939	(501)	(10.1)

Minority interests	746	736	10	1.4

Attributable profit to the Group	3,692	4,202	(511)	(12.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil

Million brazilian real

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	5,219	5,208	5,443	5,541	5,955	6,068	6,154	6,888

Net fees	1,312	1,380	1,411	1,410	1,553	1,576	1,604	1,572
Gains (losses) on financial transactions	349	521	501	617	290	492	213	97
Other operating income*	(58)	(139)	(147)	(160)	(148)	(256)	(168)	(139)

Gross income	6,822	6,970	7,208	7,408	7,650	7,879	7,803	8,418

Operating expenses	(2,726)	(2,820)	(2,902)	(2,966)	(3,052)	(3,069)	(3,193)	(3,500)
General administrative expenses	(2,476)	(2,564)	(2,628)	(2,653)	(2,747)	(2,736)	(2,848)	(3,102)

Personnel	(1,267)	(1,319)	(1,373)	(1,470)	(1,507)	(1,469)	(1,524)	(1,657)
Other general administrative expenses	(1,208)	(1,245)	(1,255)	(1,183)	(1,240)	(1,268)	(1,324)	(1,445)
Depreciation and amortisation	(250)	(256)	(274)	(314)	(305)	(333)	(345)	(398)

Net operating income	4,096	4,150	4,306	4,442	4,598	4,810	4,610	4,918

Net loan-loss provisions	(2,385)	(2,261)	(1,861)	(2,140)	(2,349)	(2,878)	(2,793)	(2,390)
Other income	(558)	(400)	(488)	(258)	(532)	(611)	(650)	(739)

Profit before taxes	1,153	1,488	1,956	2,043	1,717	1,322	1,168	1,789

Tax on profit	(155)	(337)	(516)	(694)	(408)	(238)	(351)	(560)

Profit from continuing operations	998	1,151	1,440	1,349	1,309	1,083	817	1,229

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	998	1,151	1,440	1,349	1,309	1,083	817	1,229

Minority interests	127	153	227	230	227	186	122	212

Attributable profit to the Group	871	999	1,213	1,119	1,082	898	695	1,017

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	1,459	1,449	9	0.6

Net fees	489	454	34	7.6
Gains (losses) on financial transactions	113	14	98	685.2
Other operating income*	(38)	(27)	(10)	38.7

Gross income	2,023	1,891	131	7.0

Operating expenses	(877)	(804)	(74)	9.1
General administrative expenses	(780)	(708)	(72)	10.2
Personnel	(398)	(363)	(34)	9.5
Other general administrative expenses	(382)	(344)	(38)	10.9
Depreciation and amortisation	(98)	(96)	(2)	1.6

Net operating income	1,145	1,087	58	5.3

Net loan-loss provisions	(344)	(467)	123	(26.3)
Other income	33	(29)	62	—

Profit before taxes	834	592	243	41.0

Tax on profit	(71)	(41)	(30)	71.7

Profit from continuing operations	763	550	213	38.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	763	550	213	38.7

Minority interests	2	87	(85)	(98.1)

Attributable profit to the Group	762	464	298	64.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million euros

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	346	384	368	351	351	355	375	378

Net fees	103	120	115	117	128	120	123	118
Gains (losses) on financial transactions	(1)	7	20	(11)	57	43	5	8
Other operating income*	(12)	(3)	(10)	(2)	(10)	(6)	(14)	(8)

Gross income	436	508	492	455	526	511	489	496

Operating expenses	(184)	(203)	(206)	(211)	(199)	(209)	(223)	(246)
General administrative expenses	(162)	(176)	(183)	(186)	(175)	(185)	(199)	(221)
Personnel	(84)	(91)	(93)	(95)	(100)	(100)	(98)	(100)
Other general administrative expenses	(79)	(85)	(90)	(91)	(75)	(85)	(101)	(121)
Depreciation and amortisation	(21)	(27)	(24)	(25)	(24)	(24)	(24)	(25)

Net operating income	252	305	286	244	327	302	267	250

Net loan-loss provisions	(133)	(122)	(102)	(110)	(74)	(89)	(95)	(85)
Other income	(10)	(20)	(9)	10	(6)	(1)	60	(20)

Profit before taxes	109	163	175	144	247	211	232	144

Tax on profit	2	(30)	(19)	6	(37)	(35)	(31)	32

Profit from continuing operations	111	134	156	150	210	176	201	177

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	111	134	156	150	210	176	201	177

Minority interests	27	32	28	0	0	0	0	1

Attributable profit to the Group	84	102	128	150	209	176	200	176

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	12.08	11.42	11.23	10.98	10.67	10.44	10.26	10.32

Spread loans	10.03	9.50	9.20	8.93	8.58	8.40	8.27	8.36
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04	1.99	1.96

Retail Banking Mexico

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	2,028	1,917	111	5.8

Net fees	679	601	78	13.0
Gains (losses) on financial transactions	157	19	138	725.3
Other operating income*	(52)	(36)	(16)	45.7

Gross income	2,812	2,502	310	12.4

Operating expenses	(1,220)	(1,063)	(157)	14.7
General administrative expenses	(1,084)	(936)	(148)	15.8
Personnel	(553)	(481)	(72)	15.1
Other general administrative expenses	(531)	(455)	(76)	16.6
Depreciation and amortisation	(136)	(127)	(9)	6.8

Net operating income	1,592	1,438	154	10.7

Net loan-loss provisions	(478)	(617)	139	(22.5)
Other income	46	(38)	85	—

Profit before taxes	1,160	783	377	48.2

Tax on profit	(99)	(55)	(44)	80.5

Profit from continuing operations	1,061	728	333	45.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,061	728	333	45.8

Minority interests	2	115	(112)	(98.0)

Attributable profit to the Group	1,059	613	446	72.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million dollars

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	479	488	474	477	480	509	530	509

Net fees	142	152	149	159	174	173	174	158
Gains (losses) on financial transactions	(1)	9	26	(15)	78	62	7	9
Other operating income*	(17)	(3)	(13)	(3)	(14)	(9)	(19)	(10)

Gross income	602	646	635	618	719	735	691	666

Operating expenses	(254)	(258)	(266)	(286)	(272)	(301)	(315)	(333)
General administrative expenses	(225)	(223)	(236)	(252)	(239)	(266)	(281)	(299)
Personnel	(116)	(115)	(120)	(129)	(137)	(144)	(138)	(134)
Other general administrative expenses	(108)	(108)	(116)	(123)	(102)	(122)	(142)	(164)
Depreciation and amortisation	(29)	(34)	(30)	(33)	(33)	(35)	(34)	(34)

Net operating income	348	389	369	332	447	435	377	334

Net loan-loss provisions	(184)	(153)	(131)	(150)	(101)	(128)	(135)	(114)
Other income	(14)	(26)	(11)	13	(8)	(2)	85	(29)

Profit before taxes	151	209	227	196	338	305	327	190

Tax on profit	2	(39)	(25)	7	(51)	(51)	(44)	47

Profit from continuing operations	153	170	202	203	287	254	284	237

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	153	170	202	203	287	254	284	237

Minority interests	37	41	36	1	0	0	0	1

Attributable profit to the Group	116	130	166	202	286	254	283	236

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million new mexican peso

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	25,166	24,205	961	4.0

Net fees	8,431	7,588	843	11.1
Gains (losses) on financial transactions	1,944	240	1,705	711.2
Other operating income*	(648)	(452)	(196)	43.3

Gross income	34,894	31,581	3,313	10.5

Operating expenses	(15,138)	(13,425)	(1,713)	12.8
General administrative expenses	(13,451)	(11,817)	(1,634)	13.8
Personnel	(6,862)	(6,067)	(795)	13.1
Other general administrative expenses	(6,589)	(5,750)	(839)	14.6
Depreciation and amortisation	(1,688)	(1,609)	(79)	4.9

Net operating income	19,756	18,156	1,600	8.8

Net loan-loss provisions	(5,937)	(7,794)	1,856	(23.8)
Other income	574	(483)	1,057	—

Profit before taxes	14,392	9,879	4,513	45.7

Tax on profit	(1,224)	(690)	(534)	77.4

Profit from continuing operations	13,168	9,189	3,979	43.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	13,168	9,189	3,979	43.3

Minority interests	29	1,447	(1,418)	(98.0)

Attributable profit to the Group	13,139	7,742	5,397	69.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico

Million new mexican peso

	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX	XXXXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	6,107	6,129	6,069	5,901	5,789	5,980	6,506	6,891

Net fees	1,809	1,912	1,901	1,965	2,103	2,025	2,142	2,162
Gains (losses) on financial transactions	(16)	117	328	(190)	947	724	100	173
Other operating income*	(216)	(35)	(168)	(34)	(165)	(101)	(236)	(146)

Gross income	7,685	8,123	8,130	7,642	8,674	8,629	8,512	9,080

Operating expenses	(3,240)	(3,236)	(3,409)	(3,541)	(3,281)	(3,531)	(3,862)	(4,464)
General administrative expenses	(2,866)	(2,805)	(3,019)	(3,126)	(2,881)	(3,122)	(3,442)	(4,005)
Personnel	(1,481)	(1,444)	(1,540)	(1,601)	(1,649)	(1,686)	(1,702)	(1,826)
Other general administrative expenses	(1,385)	(1,361)	(1,479)	(1,525)	(1,232)	(1,437)	(1,740)	(2,180)
Depreciation and amortisation	(374)	(430)	(390)	(414)	(400)	(409)	(420)	(459)

Net operating income	4,446	4,888	4,721	4,101	5,393	5,097	4,650	4,616

Net loan-loss provisions	(2,347)	(1,918)	(1,678)	(1,851)	(1,223)	(1,506)	(1,649)	(1,558)
Other income	(177)	(333)	(146)	173	(93)	(20)	1,020	(333)

Profit before taxes	1,922	2,636	2,898	2,423	4,076	3,571	4,020	2,725

Tax on profit	30	(498)	(317)	95	(616)	(595)	(537)	523

Profit from continuing operations	1,952	2,138	2,581	2,518	3,461	2,976	3,483	3,248

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	1,952	2,138	2,581	2,518	3,461	2,976	3,483	3,248

Minority interests	473	509	456	9	6	5	6	12

Attributable profit to the Group	1,479	1,629	2,125	2,510	3,455	2,971	3,477	3,236

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Million euros

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	1,408	1,356	53	3.9

Net fees	364	354	10	2.9
Gains (losses) on financial transactions	9	29	(20)	(69.8)
Other operating income*	(23)	(20)	(3)	17.5

Gross income	1,758	1,719	39	2.3

Operating expenses	(726)	(653)	(73)	11.2
General administrative expenses	(644)	(575)	(69)	12.0
Personnel	(407)	(361)	(47)	12.9
Other general administrative expenses	(237)	(214)	(22)	10.5
Depreciation and amortisation	(82)	(78)	(4)	4.7

Net operating income	1,032	1,066	(34)	(3.2)

Net loan-loss provisions	(403)	(316)	(87)	27.6
Other income	41	31	10	32.1

Profit before taxes	669	780	(111)	(14.2)

Tax on profit	(84)	(119)	35	(29.6)

Profit from continuing operations	586	662	(76)	(11.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	586	662	(76)	(11.5)

Minority interests	148	149	(2)	(1.1)

Attributable profit to the Group	438	512	(74)	(14.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Million euros

	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx	xxxxxx
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	308	349	350	348	332	356	343	377

Net fees	79	87	91	97	94	97	89	84
Gains (losses) on financial transactions	11	4	11	4	5	10	(7)	0
Other operating income*	(3)	(4)	(4)	(8)	(5)	(3)	(6)	(9)

Gross income	395	436	447	441	427	460	419	452

Operating expenses	(143)	(168)	(168)	(175)	(173)	(179)	(190)	(184)
General administrative expenses	(124)	(147)	(150)	(153)	(152)	(159)	(169)	(164)
Personnel	(75)	(95)	(93)	(98)	(93)	(102)	(108)	(104)
Other general administrative expenses	(50)	(52)	(57)	(56)	(58)	(57)	(61)	(60)
Depreciation and amortisation	(18)	(20)	(18)	(22)	(21)	(20)	(21)	(20)

Net operating income	252	269	279	266	254	281	229	268

Net loan-loss provisions	(111)	(83)	(66)	(56)	(87)	(91)	(135)	(90)
Other income	(7)	9	(6)	35	3	3	21	14

Profit before taxes	134	194	207	245	169	193	115	192

Tax on profit	(20)	(28)	(20)	(51)	(29)	(14)	(10)	(31)

Profit from continuing operations	114	166	187	194	140	179	106	160

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	114	166	187	194	140	179	106	160

Minority interests	25	39	42	43	33	44	26	45

Attributable profit to the Group	90	127	145	151	107	135	80	115

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.49	7.33	7.03	6.69	7.47	7.04	6.83	6.87

Spread loans	5.24	5.03	4.76	4.52	4.38	4.14	4.18	4.35
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90	2.65	2.52

Retail Banking Chile

Million dollars

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	1,958	1,793	165	9.2

Net fees	506	468	38	8.2
Gains (losses) on financial transactions	12	39	(26)	(68.3)
Other operating income*	(32)	(26)	(6)	23.5

Gross income	2,444	2,274	170	7.5

Operating expenses	(1,009)	(864)	(145)	16.8
General administrative expenses	(895)	(760)	(135)	17.8
Personnel	(566)	(477)	(89)	18.7
Other general administrative expenses	(329)	(283)	(46)	16.1
Depreciation and amortisation	(114)	(104)	(10)	10.1

Net operating income	1,435	1,410	25	1.8

Net loan-loss provisions	(561)	(418)	(143)	34.1
Other income	56	41	16	38.9

Profit before taxes	930	1,032	(102)	(9.9)

Tax on profit	(116)	(157)	41	(26.0)

Profit from continuing operations	814	875	(61)	(7.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	814	875	(61)	(7.0)

Minority interests	206	198	8	4.0

Attributable profit to the Group	609	678	(69)	(10.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	426	444	451	472	454	511	484	509

Net fees	109	111	117	131	129	139	126	112
Gains (losses) on financial transactions	15	4	14	6	7	15	(10)	1
Other operating income*	(5)	(5)	(5)	(11)	(7)	(4)	(9)	(13)

Gross income	545	553	577	598	584	660	592	609

Operating expenses	(197)	(213)	(217)	(237)	(237)	(257)	(268)	(248)
General administrative expenses	(172)	(187)	(193)	(208)	(208)	(229)	(238)	(221)
Personnel	(103)	(121)	(120)	(132)	(128)	(146)	(153)	(140)
Other general administrative expenses	(69)	(66)	(73)	(75)	(80)	(83)	(85)	(81)
Depreciation and amortisation	(25)	(26)	(23)	(29)	(29)	(29)	(30)	(27)

Net operating income	348	340	360	361	347	403	324	361

Net loan-loss provisions	(153)	(103)	(84)	(77)	(119)	(130)	(190)	(121)
Other income	(9)	12	(8)	46	4	4	30	19

Profit before taxes	185	249	267	330	232	277	163	259

Tax on profit	(27)	(36)	(26)	(68)	(40)	(20)	(14)	(43)

Profit from continuing operations	158	213	242	262	192	257	150	216

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	158	213	242	262	192	257	150	216

Minority interests	34	51	54	59	45	63	36	61

Attributable profit to the Group	124	163	187	204	147	193	113	155

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Million chilean peso

	September 30,	September 30,	September 30,	September 30,
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	946,495	913,537	32,958	3.6

Net fees	244,512	238,237	6,275	2.6
Gains (losses) on financial transactions	5,951	19,754	(13,803)	(69.9)
Other operating income*	(15,485)	(13,212)	(2,273)	17.2

Gross income	1,181,472	1,158,316	23,157	2.0

Operating expenses	(487,938)	(440,159)	(47,779)	10.9
General administrative expenses	(432,749)	(387,321)	(45,427)	11.7
Personnel	(273,758)	(243,041)	(30,717)	12.6
Other general administrative expenses	(158,990)	(144,280)	(14,710)	10.2
Depreciation and amortisation	(55,190)	(52,838)	(2,352)	4.5

Net operating income	693,534	718,156	(24,622)	(3.4)

Net loan-loss provisions	(271,013)	(212,925)	(58,088)	27.3
Other income	27,275	20,699	6,576	31.8

Profit before taxes	449,796	525,931	(76,134)	(14.5)

Tax on profit	(56,151)	(80,022)	23,871	(29.8)

Profit from continuing operations	393,645	445,909	(52,263)	(11.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	393,645	445,909	(52,263)	(11.7)

Minority interests	99,345	100,675	(1,330)	(1.3)

Attributable profit to the Group	294,301	345,234	(50,933)	(14.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile

Million chilean peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	221,236	235,710	230,405	226,187	218,919	240,345	228,091	259,140

Net fees	56,453	58,778	59,668	63,338	62,186	65,194	59,402	57,730
Gains (losses) on financial transactions	7,783	2,207	7,306	2,458	3,335	6,984	(4,734)	365
Other operating income*	(2,399)	(2,625)	(2,689)	(5,499)	(3,188)	(2,039)	(4,031)	(6,227)

Gross income	283,072	294,069	294,690	286,484	281,252	310,484	278,728	311,009

Operating expenses	(102,300)	(113,160)	(110,745)	(113,954)	(114,043)	(120,868)	(126,217)	(126,811)
General administrative expenses	(89,250)	(99,372)	(98,822)	(99,877)	(100,067)	(107,459)	(112,273)	(112,950)
Personnel	(53,525)	(64,259)	(61,471)	(63,786)	(61,603)	(68,694)	(71,998)	(71,464)
Other general administrative expenses	(35,725)	(35,113)	(37,351)	(36,091)	(38,464)	(38,765)	(40,275)	(41,487)
Depreciation and amortisation	(13,050)	(13,788)	(11,923)	(14,077)	(13,976)	(13,409)	(13,944)	(13,861)

Net operating income	180,773	180,909	183,945	172,530	167,209	189,616	152,511	184,198

Net loan-loss provisions	(79,676)	(55,200)	(42,638)	(35,410)	(57,416)	(61,261)	(89,947)	(62,389)
Other income	(4,841)	6,291	(4,363)	23,611	1,849	1,805	14,086	9,536

Profit before taxes	96,256	132,000	136,944	160,730	111,642	130,159	76,649	131,346

Tax on profit	(14,136)	(18,962)	(13,085)	(33,839)	(19,302)	(9,295)	(6,323)	(21,231)

Profit from continuing operations	82,119	113,039	123,859	126,892	92,340	120,865	70,326	110,114

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	82,119	113,039	123,859	126,892	92,340	120,865	70,326	110,114

Minority interests	17,593	26,845	27,918	28,319	21,616	29,791	17,136	30,801

Attributable profit to the Group	64,526	86,193	95,941	98,573	70,724	91,074	53,190	79,313

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking

Million euros

			Variation
	2011	2010	Amount	%
Income statement
Net interest income	2,458	2,336	123	5.2

Net fees	1,174	1,288	(114)	(8.8)
Gains (losses) on financial transactions	785	1,360	(575)	(42.3)
Other operating income*	258	166	91	55.0

Gross income	4,675	5,150	(475)	(9.2)

Operating expenses	(1,643)	(1,492)	(151)	10.1
General administrative expenses	(1,507)	(1,346)	(161)	11.9
Personnel	(998)	(894)	(104)	11.6
Other general administrative expenses	(509)	(452)	(57)	12.5
Depreciation and amortisation	(136)	(146)	9	(6.5)

Net operating income	3,032	3,658	(626)	(17.1)

Net loan-loss provisions	(141)	(2)	(138)	—
Other income	(32)	(11)	(21)	192.1

Profit before taxes	2,859	3,645	(785)	(21.5)

Tax on profit	(766)	(972)	206	(21.2)

Profit from continuing operations	2,093	2,672	(580)	(21.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,093	2,672	(580)	(21.7)

Minority interests	221	241	(20)	(8.2)

Attributable profit to the Group	1,872	2,432	(560)	(23.0)

* Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.11	31.12.10	Amount	%
Business volumes
Total assets	277,723	284,103	(6,380)	(2.2)
Customer loans	81,000	70,577	10,423	14.8
Customer deposits	75,134	84,600	(9,466)	(11.2)

Global Wholesale Banking

Million euros

	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX	XXXX
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	549	628	543	615	572	635	618	633

Net fees	314	318	334	322	330	325	287	231
Gains (losses) on financial transactions	498	280	327	256	405	128	148	105
Other operating income*	2	77	27	60	30	113	45	70

Gross income	1,364	1,303	1,230	1,252	1,337	1,201	1,098	1,040

Operating expenses	(341)	(381)	(382)	(387)	(395)	(418)	(417)	(413)
General administrative expenses	(311)	(341)	(346)	(348)	(359)	(383)	(382)	(382)
Personnel	(193)	(237)	(226)	(239)	(235)	(251)	(247)	(265)
Other general administrative expenses	(118)	(104)	(120)	(110)	(125)	(132)	(135)	(117)
Depreciation and amortisation	(31)	(40)	(36)	(39)	(35)	(35)	(35)	(30)

Net operating income	1,023	922	848	865	943	782	680	627

Net loan-loss provisions	48	(20)	(28)	(3)	12	(100)	(42)	(11)
Other income	(8)	(16)	5	7	(13)	(2)	(29)	12

Profit before taxes	1,064	886	826	869	941	681	610	628

Tax on profit	(279)	(239)	(221)	(234)	(242)	(183)	(168)	(173)

Profit from continuing operations	785	648	605	635	699	497	442	455

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	785	648	605	635	699	497	442	455

Minority interests	71	62	57	51	57	56	62	45

Attributable profit to the Group	714	586	548	584	641	441	380	410

* Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Business volumes
Total assets	254,380	274,401	302,351	284,103	274,235	284,364	296,818	277,723
Customer loans	61,001	70,606	69,865	70,577	67,996	73,448	74,960	81,000
Customer deposits	58,003	72,429	78,125	84,600	93,825	89,624	80,869	75,134

Asset Management and Insurance

Million euros

	0000000	0000000	0000000	0000000
			Variation
	2011	2010	Amount	%
Income statement
Net interest income	263	232	31	13.2

Net fees	380	425	(44)	(10.5)
Gains (losses) on financial transactions	4	49	(45)	(91.3)
Other operating income*	440	375	65	17.3

Gross income	1,088	1,081	6	0.6

Operating expenses	(333)	(343)	10	(2.8)
General administrative expenses	(298)	(295)	(2)	0.8
Personnel	(169)	(161)	(8)	5.1
Other general administrative expenses	(129)	(134)	6	(4.3)
Depreciation and amortisation	(35)	(47)	12	(25.5)

Net operating income	754	739	16	2.2

Net loan-loss provisions	0	(0)	0	—
Other income	(57)	(17)	(40)	230.8

Profit before taxes	698	721	(24)	(3.3)

Tax on profit	(227)	(200)	(26)	13.2

Profit from continuing operations	471	521	(50)	(9.6)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	471	521	(50)	(9.6)

Minority interests	52	59	(8)	(13.0)

Attributable profit to the Group	419	462	(42)	(9.2)

* Including dividends, income from equity-accounted method and other operating income/expenses
			Variation
	31.12.11	31.12.10	Amount	%
Business volumes
Total assets	25,814	33,060	(7,246)	(21.9)
Customer loans	421	459	(38)	(8.2)
Customer deposits	5,699	4,100	1,599	39.0

Asset Management and Insurance

Million euros

	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000
	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11	Q2 ’11	Q3 ’11	Q4 ’11
Income statement
Net interest income	38	52	60	82	71	74	76	43

Net fees	104	105	108	108	95	94	99	93
Gains (losses) on financial transactions	12	7	15	15	0	9	(10)	5
Other operating income*	89	111	89	86	122	126	110	82

Gross income	243	276	272	291	288	302	275	222

Operating expenses	(74)	(80)	(85)	(104)	(86)	(86)	(85)	(76)
General administrative expenses	(66)	(72)	(77)	(80)	(77)	(77)	(77)	(67)
Personnel	(39)	(40)	(41)	(41)	(43)	(43)	(43)	(41)
Other general administrative expenses	(27)	(32)	(37)	(39)	(35)	(34)	(34)	(26)
Depreciation and amortisation	(8)	(8)	(7)	(24)	(9)	(9)	(8)	(9)

Net operating income	169	196	187	186	202	216	190	147

Net loan-loss provisions	(0)	(0)	(0)	0	(0)	0	(0)	0
Other income	(3)	(6)	(6)	(2)	(8)	(2)	(33)	(14)

Profit before taxes	166	190	182	184	194	214	157	133

Tax on profit	(43)	(54)	(48)	(55)	(60)	(77)	(59)	(31)

Profit from continuing operations	122	136	134	129	133	137	98	102

Net profit from discontinued operations	—	—	—	—	—	—	—	—

Consolidated profit	122	136	134	129	133	137	98	102

Minority interests	14	16	14	16	14	13	13	11

Attributable profit to the Group	108	120	120	113	119	124	85	92

* Including dividends, income from equity-accounted method and other operating income/expenses
	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11
Business volumes
Total assets	31,573	32,065	33,091	33,060	33,060	35,846	35,041	25,814
Customer loans	690	553	496	459	471	448	448	421
Customer deposits	533	2,419	3,449	4,100	4,617	5,336	5,489	5,699

NPL ratio

%

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11

Continental Europe	3.73	3.87	4.01	4.34	4.57	4.77	5.05	5.20

Santander Branch Network	4.65	4.78	4.90	5.52	5.99	6.73	7.70	8.47
Banesto	3.13	3.49	3.83	4.11	4.31	4.54	4.69	5.01
Santander Consumer Finance	5.12	5.23	5.13	4.95	4.63	4.42	4.29	3.77
Portugal	2.32	2.40	2.43	2.90	3.03	3.25	3.78	4.06
Retail Poland (BZ WBK)						6.43	6.26	4.89

United Kingdom	1.88	1.85	1.77	1.76	1.75	1.82	1.88	1.86

Latin America	4.18	4.13	4.15	4.11	4.01	4.20	4.10	4.32

Brazil	5.04	5.01	4.97	4.91	4.85	5.05	5.05	5.38
Mexico	1.86	1.77	2.20	1.84	1.58	2.45	1.78	1.82
Chile	3.36	3.31	3.58	3.74	3.80	3.65	3.63	3.85

Sovereign	5.14	5.11	4.80	4.61	4.15	3.76	3.22	2.85

Operating Areas	3.32	3.35	3.39	3.53	3.59	3.76	3.84	3.87

Spain	3.59	3.71	3.88	4.24	4.57	4.81	5.15	5.49

NPL coverage

%

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11

Continental Europe	74	71	75	71	67	65	62	55

Santander Branch Network	59	53	55	52	50	47	41	40
Banesto	61	58	60	54	52	52	53	53
Santander Consumer Finance	108	111	122	128	122	128	132	113
Portugal	64	65	69	60	62	62	53	55
Retail Poland (BZ WBK)						67	69	65

United Kingdom	46	46	48	46	45	41	40	38

Latin America	107	105	103	104	107	105	102	97

Brazil	100	98	98	101	104	102	100	95
Mexico	268	257	199	215	234	165	176	176
Chile	99	97	94	89	89	89	88	73

Sovereign	65	67	72	75	82	85	93	96

Operating Areas	75	74	77	75	73	71	69	63

Spain	68	64	65	58	53	49	46	45

Spreads loans and deposits

%

	Q1 ’10	Q2 ’10	Q3 ‘10	Q4 ‘10	Q1 ‘11	Q2 ‘11	Q3 ‘11	Q4 ‘11

Santander Branch Network
Spread loans	2.10	1.94	1.83	1.83	1.90	1.97	2.03	2.01
Spread deposits	0.50	0.10	0.04	0.06	0.05	0.56	0.65	0.53

SUM	2.60	2.04	1.87	1.89	1.95	2.53	2.68	2.54

Retail Banking Banesto
Spread loans	2.02	2.00	1.92	1.99	2.03	2.08	2.12	2.16
Spread deposits	0.18	(0.35)	(0.51)	(0.52)	(0.36)	0.12	0.42	0.36

SUM	2.20	1.65	1.41	1.47	1.67	2.20	2.54	2.52

Santander Consumer Finance
Spread loans	5.90	6.19	6.72	6.94	6.69	5.99	5.98	6.06

Retail Banking Portugal
Spread loans	1.76	1.82	1.82	1.88	1.96	2.06	2.15	2.23
Spread deposits	0.09	0.10	0.21	0.23	0.12	(0.31)	(0.47)	(0.78)

SUM	1.85	1.92	2.03	2.11	2.08	1.75	1.68	1.45

Retail Banking United Kingdom
Spread loans	2.05	2.13	2.20	2.28	2.34	2.35	2.42	2.49
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)	(0.38)	(0.45)	(0.50)

SUM	1.99	1.99	2.03	2.03	2.04	1.97	1.96	1.99

Retail Banking Brazil
Spread loans	15.26	15.29	14.73	14.29	14.72	15.05	14.23	14.44
Spread deposits	0.87	0.94	1.08	1.13	1.12	1.12	1.18	1.00

SUM	16.13	16.23	15.81	15.42	15.84	16.17	15.41	15.44

Retail Banking Mexico
Spread loans	10.03	9.50	9.20	8.93	8.58	8.40	8.27	8.36
Spread deposits	2.05	1.92	2.03	2.05	2.09	2.04	1.99	1.96

SUM	12.08	11.42	11.23	10.98	10.67	10.44	10.26	10.32

Retail Banking Chile
Spread loans	5.24	5.03	4.76	4.52	4.38	4.14	4.18	4.35
Spread deposits	2.25	2.30	2.27	2.17	3.09	2.90	2.65	2.52

SUM	7.49	7.33	7.03	6.69	7.47	7.04	6.83	6.87

Retail Banking Sovereign
Spread loans	1.94	1.96	2.04	2.08	2.16	2.24	2.22	2.29
Spread deposits	0.94	0.99	0.62	0.53	0.78	0.66	0.40	0.46

SUM	2.88	2.95	2.66	2.61	2.94	2.90	2.62	2.75

Risk-weighted assets

Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11	30.06.11	30.09.11	31.12.11

Continental Europe	255,020	259,823	258,576	255,254	247,738	252,424	249,316	240,017

Santander Branch Network	75,956	75,468	73,076	70,438	67,886	64,870	62,006	59,224
Banesto	61,027	61,112	59,039	57,914	53,818	52,122	53,885	51,251
Santander Consumer	50,004	51,487	55,131	56,991	60,103	60,175	59,586	57,842
Portugal	23,360	23,430	23,181	23,417	22,339	22,412	22,396	20,660
Retail Poland (BZ WBK)						9,353	7,677	8,003

United Kingdom	80,108	85,512	83,765	86,018	84,610	83,814	87,650	90,611

Latin America	148,152	164,467	166,518	176,073	171,431	176,039	155,566	162,195

Brazil	88,258	99,074	101,036	107,267	105,612	109,717	92,448	99,073
Mexico	19,833	21,548	22,099	22,325	21,786	22,537	19,745	18,990
Chile	19,752	21,904	22,687	24,175	23,217	23,520	21,191	22,556

Sovereign	44,225	49,278	38,737	38,811	36,562	36,260	37,001	40,131

Operating Areas	527,505	559,080	547,596	556,155	540,341	548,537	529,533	532,955

Corporate Activities	40,044	42,438	46,097	48,730	33,695	31,942	29,254	33,003

Total	567,549	601,518	593,693	604,885	574,036	580,480	558,787	565,958

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 31, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President